This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on July 25, 2024 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________________

Amendment No. 1 to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________________

DELIXY HOLDINGS LIMITED
(Exact name of registrant as specified in its charter)

____________________________

Not Applicable
(Translation of Registrants name into English)

Cayman Islands	5172	Not Applicable
(State or Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

883 North Bridge Road
#04-01
Southbank
Singapore 198785
+65 6291 3184

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

____________________________

[•]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________

Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Fl. New York, NY 10017 Tel: (212) 588-0022	David Mannheim, Esq. Ashley Wu, Esq. Kathryn Simons, Esq. Nelson Mullins Riley & Scarborough LLP 301 Hillsborough Street Suite 1400 Raleigh NC 27603 Tel: (919) 329-3804

____________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two prospectuses, as set forth below.

•        Public Offering Prospectus. A prospectus (the “Public Offering Prospectus”) to be used for the initial public offering of [•] ordinary shares of the Registrant (the “Ordinary Shares”) through the underwriter named in the Underwriting section of the Public Offering Prospectus, of which [•] Ordinary Shares are offered by the Registrant and an aggregate of [•] Ordinary Shares are offered by the Selling Shareholders.

•        Resale Prospectus. A prospectus to be used for the potential resale by the Resale Shareholders of an aggregate of [•] Ordinary Shares of the registrant (the “Resale Prospectus”). The Resale Shares contained in the Resale Prospectus will not be underwritten and sold through the underwriter.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

•        they contain different outside and inside front covers;

•        the “Offering” section in the Prospectus Summary section on page 7 of the Public Offering Prospectus is removed and replaced with the “Offering” section on page Alt-1 of the Resale Prospectus;

•        they contain different “Use of Proceeds” sections on page 29 of the Public Offering Prospectus which are removed and replaced with the “Use of Proceeds” section on page Alt-2 of the Resale Prospectus;

•        a “Resale Shareholders” section is included in the Resale Prospectus beginning on page Alt-2 of the Resale Prospectus;

•        references in the Public Offering Prospectus to the Resale Prospectus will be deleted from the Resale Prospectus;

•        the “Underwriting” section on page 108 of the Public Offering Prospectus is removed and replaced with a “Plan of Distribution” section on page Alt-3 of the Resale Prospectus;

•        the “Legal Matters” section on page 112 of the Public Offering Prospectus is removed and replaced with the “Legal Matters” section on page Alt-5 of the Resale Prospectus; and

•        the outside back cover of the Public Offering Prospectus is deleted from the Resale Prospectus.

The Registrant has included in this Registration Statement, after the financial statements, a set of alternate pages (the “Alternate Pages”) to reflect the foregoing differences of the Resale Prospectus as compared to the Public Offering Prospectus.

The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the Registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by Resale Shareholders.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, dated July 25, 2024

DELIXY HOLDINGS LIMITED

[•] Ordinary Shares being offered by the Company

[•] Ordinary Shares being offered by the Selling Shareholders

This is an initial public offering of our ordinary shares, par value at US$0.001 per share (the “Ordinary Shares”). We are offering, on a firm commitment engagement basis, [•] Ordinary Shares and the Selling Shareholders (as defined and named herein) are offering an aggregate of [•] Ordinary Shares to be sold in the offering pursuant to this prospectus. We will not receive any proceeds from the sale of the Ordinary Shares to be sold by the Selling Shareholders. We anticipate that the initial public offering price of the Ordinary Shares will be between US$4.00 and US$6.00 per Ordinary Share.

Prior to this offering, there has been no public market for our Shares. We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “DLXY”. This offering is contingent upon the listing of our Ordinary Shares on the Nasdaq Capital Market.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See Risk Factors beginning on page 9 to read about factors you should consider before buying our Ordinary Shares.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see Implications of Being an Emerging Growth Company and Implications of Being a Foreign Private Issuer beginning on page 5 and page 6 of this prospectus for more information.

We are a holding company that is incorporated in the Cayman Islands as an exempted company. As a holding company with no operations, we conduct all of our operations through our indirect wholly-owned subsidiary, Delixy Energy Pte. Ltd, in Singapore. The Ordinary Shares offered in this offering are shares of the holding company that is incorporated in the Cayman Islands as an exempted company.

Investors of our Ordinary Shares should be aware that they do not directly hold equity interests in Delixy Energy Pte. Ltd., but rather are purchasing equity solely in Delixy Holdings Limited, the Cayman Islands holding company, which indirectly owns 100.0% equity interests in Delixy Energy Pte. Ltd.

Upon completion of this offering, our issued and outstanding shares will consist of [•] Ordinary Shares. We will be a “controlled company” as defined under Nasdaq Capital Market Marketplace Rule 5615(c) because, immediately after the completion of this offering, Mr. Xie, Dongjian will, through his wholly-owned company Mega Origin Holdings Limited, control [•] Ordinary Shares representing approximately [•]% of the voting power of our issued and outstanding Ordinary Shares. As a result, this concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may have anti-takeover effects and may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a controlled company, we may be eligible for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market listing rules, including (i) the requirement that a majority of our Board of Directors must be independent Directors, (ii) the requirement that our Director nominees must be selected or recommended solely by independent Directors, and (iii) the requirement that we have a corporate governance and nominating committee that is composed entirely of independent Directors with a written charter addressing the committee’s purpose and responsibilities. We do not intend to rely on these exemptions applicable to a “controlled company” and will instead rely on the exemptions provided to foreign private issuers to be exempt from the corporate governance requirements of the Nasdaq Capital Market listing rules. However, in the event we cease to be a foreign private issuer, we intend to rely on these exemptions applicable to a “controlled company”.

	Per Share		Total(4)
Initial public offering price(1)	US$	4.00	US$	[•]	(4)
Underwriting discounts and commissions(2)	US$	[•]	US$	[•]
Proceeds to the Company before expenses(3)	US$	[•]	US$	[•]
Proceeds to the Selling Shareholders before expenses(3)	US$	[•]	US$	[•]

____________

(1)      Initial public offering price per share is assumed to be US$4.00 (being the lower end of the offer price range as set out in the cover page of this prospectus).

(2)      We have agreed to pay the underwriter a discount equal to 7.5% for any amount of Ordinary Shares from investors sourced by underwriters and 4.5% for any amount of Ordinary Shares from investors sourced by us. This table does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to the underwriter. For a description of the other compensation to be received by the underwriter, see “Underwriting” beginning on page 108.

(3)      Excludes fees and expenses payable to the underwriter. The total amount of underwriter expenses related to this offering is set forth in the section entitled “Expenses Relating to This Offering” on page 103.

(4)      Includes US$[•] gross proceeds from the sale of [•] Ordinary Shares offered by our Company and US$[•] gross proceeds from the sale of [•] in aggregate Ordinary Shares offered by the Selling Shareholders.

If we complete this offering, net proceeds will be delivered to us and the Selling Shareholders on the closing date.

The underwriter expects to deliver the Ordinary Shares to the purchasers against payment on or about [•], 2024.

You should not assume that the information contained in the registration statement to which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares being registered in the registration statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Bancroft Capital, LLC

The date of this prospectus is [•], 2024.

Through and including [•], 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

ABOUT THIS PROSPECTUS

Neither we, the Selling Shareholders nor the underwriter have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any related free writing prospectus. Neither we, the Selling Shareholders nor the underwriter take responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we, the Selling Shareholders nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

We obtained statistical data, market data and other industry data and forecasts used in this prospectus from market research, publicly available information and industry publications. While we believe that the statistical data, industry data, forecasts and market research are reliable, you are cautioned not to give undue weight to this information.

PRESENTATION OF FINANCIAL INFORMATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”). Our reporting currency is the United States Dollar.

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our financial year ends on December 31 of each year. References in this prospectus to a financial year, such as “financial year 2023”, relate to our financial year ended December 31 of that calendar year.

MARKET AND INDUSTRY DATA

Certain market data, statistical data and other industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys including the Report of Frost & Sullivan, an independent third party global research organization, commissioned by the Company. This information involves a number of assumptions and limitations, and if any one or more of the assumptions or limitations underlying such data and forecasts are later found to be incorrect, actual results may differ from the projections based on these assumptions. You are cautioned not to give undue weight to such data and forecasts. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•        changes in the laws, regulations, policies and guidelines in places where we carry on our business;

•        the regulatory environment in Singapore and globally where our customers and suppliers are located;

•        competition in the oil-based trading industry;

•        breaches of laws or regulations in the operation and management of our current and future businesses and assets;

•        the overall economic environment and general market and economic conditions;

•        our ability to execute our strategies;

•        changes in the need for capital and the availability of financing and capital to fund these needs;

•        our ability to anticipate and respond to changes in the oil trading market in particular, its price, and in customer demands, trends and preferences;

•        changes in interest rates and rates of inflation;

•        man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, pandemics, occurrences of catastrophic events and acts of God such as floods, earthquakes, typhoons and other adverse weather and natural conditions that affect our business or assets;

•        the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us; and

•        legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should not place undue reliance on these forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

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CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms the “Company”, “we”, “us”, “our” and “our Group” or their grammatical variations is a reference to Delixy Holdings Limited, the Cayman Islands entity that will issue the Ordinary Shares being offered and/or any of our subsidiaries, where applicable.

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

“Amended and Restated Memorandum and Articles of Association”	:

the amended and restated memorandum and articles of association of our Company adopted on [•], 2024 and as supplemented, amended or otherwise modified from time to time. A copy of the Amended and Restated Memorandum and Articles of Association are filed as Exhibit [•] to our Registration Statement of which this prospectus forms a part

“Board”	:	the Board of Directors of our Company
“Business Day”	:	a day (other than a Saturday, Sunday or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.
“BVI”	:	British Virgin Islands
“Companies Act”	:	the Companies Act (2023 Revision) of the Cayman Islands
“Cosmic Magnet”	:	Cosmic Magnet Limited, a company incorporated in the BVI and wholly-owned by Tan Siok Sing, an Independent Third Party, and which holds 4.90% of our Company prior to this offering
“Delixy”	:	Delixy Energy Pte. Ltd., a company incorporated in Singapore on September 10, 2007 and an indirect wholly-owned subsidiary of our Company on Listing
“Delixy International”	:	Delixy International Limited, a company incorporated in the BVI on [•], 2024, and wholly-owned by our Company on Listing and which is the immediate holding company of Delixy
“Directors”	:	the directors of our Company as at the date of this prospectus, unless otherwise stated
“Dragon Circle”	:	Dragon Circle Limited, a company incorporated in the BVI and wholly-owned by Hong Shieh Jang, Marcus, an Independent Third Party, and which holds 4.90% of our Company prior to this offering
“Exchange Act”	:	the United States Securities Exchange Act of 1934, as amended
“Executive Directors”	:	the executive Directors of our Company as at the date of this prospectus, unless otherwise stated
“Executive Officers”	:	the executive officers of our Company as at the date of this prospectus, unless otherwise stated
“Golden Legend”	:	Golden Legend Ventures Limited, a company incorporated in the BVI and wholly-owned by Chor Chung Heong, an Independent Third Party, and which holds 3.34% of our Company prior to this offering
“Independent Directors Nominees”	:	the independent non-Executive Directors of our Company

“Independent Third Party”	:

a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of our Company

“Mega Origin”	:	Mega Origin Holdings Limited, a company incorporated in the BVI and wholly-owned by Mr. Xie and being our direct controlling shareholder
“MOM”	:	the Ministry of Manpower in Singapore
“Mr. Xie”	:	Mr. Xie, Dongjian, Executive Chairman, Chief Executive Officer and Executive Director and an indirect controlling shareholder of our Company through Mega Origin
“Novel Majestic”	:	Novel Majestic Limited, a company incorporated in the BVI and wholly-owned by Tran Tieu Cam and which holds 18.62% of our Company prior to this offering
“Resale Shareholders”	:	Cosmic Magnet, Rosywood Holdings and Golden Legend and each a “Resale Shareholder”
“Rosywood Holdings”	:	Rosywood Holdings Limited, a company incorporated in the BVI and wholly-owned by Wu Ke’Er Holly Elenna, an Independent Third Party, and which holds 4.90% of our Company prior to this offering
“S$” or “SGD” or “Singapore Dollars”	:	Singapore dollar(s), the lawful currency of Singapore
“SEC” or “Securities and Exchange Commission”	:	the United States Securities and Exchange Commission
“Securities Act”	:	the U.S. Securities Act of 1933, as amended
“Selling Shareholders”	:

collectively (i) Mega Origin as to [•] Ordinary Shares; and (ii) Novel Majestic as to [•] Ordinary Shares; all being existing shareholders of our Company that are selling a portion of their Ordinary Shares pursuant to this prospectus

“Shares” or “Ordinary Shares”	:	ordinary shares of par value of US$0.001 each in the share capital of our Company
“Singapore Companies Act”	:	the Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time
“US$”, “$” or “USD” or “United States Dollars”	:	United States dollar(s), the lawful currency of the United States of America

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Ordinary Shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are principally engaged in the trading of oil related products, which can be broadly categorized into (i) crude oil and (ii) oil-based products such as fuel oils, motor gasoline, additives, gas condensate, base oils, asphalt, petrochemicals and naphtha (heavy gasoline).

We trade our products across multiple countries in Southeast Asia and East Asia, and we have established a presence in the oil trading markets in these countries. For the financial years ended December 31, 2022 and 2023, our total trading volume increased by 17.9% from 2,765 kBBLs (where 1 kBBL is equal to 1,000 barrels of oil) to 3,261 kBBLs, respectively. For the financial years ended December 31, 2022 and 2023, our total trading revenue decreased by 9.6% from US$319,804,000 to US$289,166,000, respectively.

Crude oil trading represents a core aspect of our business as it accounts for a significant portion of our revenue. For the financial years ended December 31, 2022 and 2023, trading in crude oil represented 73.5% and 87.2% of our total trading revenue, respectively. The trading in various oil-based products make up the rest of our total trading revenue and for the financial years ended December 31, 2022 and 2023, these make up 26.5% and 12.8% of our total trading revenue, respectively.

We typically enter into back-to-back agreements with our suppliers after our customer has agreed on the terms of the purchase so as to reduce our exposure and trading risks. We may also enter into swap agreements or trade in oil and oil-based products derivatives to further hedge our positions.

We leverage on our strong existing relationships with our customers and suppliers as well as our deep experience and understanding of the oil industry to provide certain value-added services to our customers. This includes recommending to our customers optimal trading strategies tailored to their specific needs, and providing shipping and logistical support where required. In addition, our financing capabilities allow us to extend credit terms to our customers while satisfying the immediate payment terms required by our suppliers.

Competitive Strengths

We have the financial capability to provide our customers with financing alternatives and credit terms

We are able to provide our customers with credit terms of up to 90 days by leveraging our strong balance sheet position as well as short term loan facilities available to the Group. Our ability to extend these advantageous credit terms to our customers allows us to cater to the diverse needs of our customers across multiple countries and to provide them with the financial flexibility they may require for their business operations.

We have a diversified portfolio of oil products

We trade in a diversified portfolio of oil products, including crude oil, naphtha, motor gasoline, gas oil, fuel oil, asphalt and base oil. This ensures that our revenue is not seasonal or dependent on any specific sector or industry.

We have an experienced management team with strong relationships across our value chain

Our management team headed by our Executive Chairman, Chief Executive Officer and Executive Director Mr. Xie, has decades of trading experience and experience in oil trading as well as in the oil industry generally, including oil refining and logistics. We also maintain strong relationships with our suppliers, storage facilities providers and fleet and logistics providers, and are able to effectively service our clients and ensure a reliable supply of crude oil and oil-based products.

We have robust and strong risk management and internal controls capabilities

We believe that the ability to manage risk is one of our key strengths. Risk management is a core function under the supervision of our senior leadership structure. Our sound risk management practices have contributed to our positive performance through the volatile market environment in recent years and have helped to mitigate earnings volatility.

We are strategically located in Singapore, Asia’s refined products trading hub

Singapore is both well-equipped and strategically positioned to be an oil trading hub. Our position in Singapore therefore allows us to take advantage of arbitrage opportunities arising from price differentials or variations in pricing formulas across regions and time zones.

Our Strategies

Our principal objective is to foster growth in our business and strengthen our market position in the crude oil and oil-based products trading industry through the following strategies.

Expand our trading team

We believe that our success is derived from our deep understanding of the markets in which we trade, our products and our customers. To further strengthen this competitive advantage of ours, we plan to expand our trading team by hiring market researchers and traders.

Expand into the trading of other oil related products

We plan to leverage on our existing trading expertise and expand our product offering range beyond crude oil and oil-based products to include other oil related products, such as liquefied natural gas (“LNG”) and liquefied petroleum gas (“LPG”). This product diversification strategy positions us to adapt to shifts in demand driven by global trends.

Risks and Challenges

Investing in our Ordinary Shares involves risks. The risks summarized below are qualified by reference to “Risk Factors” beginning on page 9 of this prospectus, which you should carefully consider before making a decision to purchase Ordinary Shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Ordinary Shares would likely decline, and you may lose all or part of your investment.

These risks include but are not limited to the following:

Risks Related to Our Business and Industry

•        we are dependent on our suppliers for the supply of crude oil and oil-based products. Any shortage or delay in the supply of crude oil and oil-based products from them may materially and/or adversely affect our business and results of operations if we cannot secure alternative sources of supply immediately;

•        a significant portion of our revenue is attributable to the sale of crude oil and our profitability may be adversely affected if demand for crude oil declines for any reason;

•        we do not enter into long term agreements with our customers and our customers are not subject to any minimum purchase requirement to place orders with us;

•        we are dependent on a small number of key customers;

•        our cash flows could be adversely affected by net operating cash outflows caused by a potential timing mismatch between the receipt of payments from our customers and the disbursement of payments to our suppliers;

•        we may be unable to fully pass any increase in cost of sales to our customers;

•        we depend on key management personnel;

•        we are dependent on our transport providers for the transport of our products;

•        we may fail to deliver our products timely to our customers or maintain our reputation and this can adversely affect our business, financial condition and results of operations;

•        natural disasters and other catastrophic events beyond our control, including but not limited to the COVID-19 pandemic, have and could continue in the future to adversely affect our business operations and financial performance;

•        we operate in a competitive market;

•        changes in existing laws, regulations and government policies may cause us to incur additional costs;

•        our business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry;

•        we may implement business strategies and future plans that may not be successful;

•        our inability to accurately predict market demand may affect our business operations and financial performance;

•        we may use hedging strategies that may be unsuccessful;

•        we are vulnerable to fluctuations in foreign exchange rates;

•        our current insurance coverage may not sufficiently protect us against all the risks we are exposed to and this may adversely affect our business, results of operations and financial condition;

•        we may need to raise additional capital required to grow our business, and we may be unable to raise capital on terms acceptable to us or at all;

•        our Executive Officers have no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us;

•        if we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected;

•        we will be subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance;

•        fluctuations in the price of crude oil and oil-based products may adversely affect our business;

•        our susceptibility to litigation, arbitration and other proceedings could have an adverse effect on our business;

•        we are subject to the risk of labor disputes;

•        any fraudulent behavior by our employees and/or third parties may have an adverse effect on us;

•        our operations are subject to cyber security risks that could have a material adverse effect on our business, financial condition and results of operations;

•        we are exposed to the credit risks of our customers; and

•        our business is subject to supply chain interruptions.

Risks Related to Our Securities and This Offering

•        we may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions;

•        an active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly;

•        the trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors;

•        certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares;

•        the sale or availability for sale of substantial amounts of our Ordinary Shares, including the Ordinary Shares held by our Resale Shareholders that are being registered concurrently in the Resale Prospectus, could adversely affect the market price;

•        because our public offering price per Ordinary Share is substantially higher than our net tangible book value per Ordinary Share, you will experience immediate and substantial dilution;

•        if securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline;

•        you must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price;

•        if we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences;

•        short selling may drive down the market price of our Ordinary Shares;

•        as a “controlled company” within the meaning of the Nasdaq Capital Market Rules, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies;

•        Mr. Xie, as our Executive Chairman, Chief Executive Officer and Executive Director, and an indirect controlling shareholder, will continue to have significant influence over us after this offering, including control over decisions that require the approval of shareholders, which will limit your ability to influence the outcome of matters submitted to shareholders for a vote;

•        as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Capital Market corporate governance listing standards;

•        you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law;

•        recently introduced economic substance legislation of the Cayman Islands may impact us or our operations;

•        certain judgments obtained against us by our shareholders may not be enforceable;

•        we are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements;

•        we are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies;

•        we may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us;

•        we will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market; and

•        if we fail to meet applicable listing requirements, Nasdaq Capital Market may delist our Shares from trading, in which case the liquidity and market price of our Shares could decline.

Corporate Information

We were incorporated in the Cayman Islands as an exempted company on May 16, 2024. Our registered office in the Cayman Islands is at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our principal executive office is at 883 North Bridge Road #04-01, Southbank, Singapore 198785. Our telephone number at this location is +65 6291 3184. Our principal website address is https://www.delixy.com. The information contained on or accessible through our website do not form part of this prospectus. Our agent for service of process in the United States is [•].

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

Implications of Being a “Controlled Company”

Upon completion of this offering, Mr. Xie will, through Mega Origin, indirectly control approximately [•]% of our total issued and outstanding Ordinary Shares, representing approximately [•]% of the total voting power. As a result, we will be a “controlled company” within the meaning of the Nasdaq Capital Market Stock Market Rules and therefore eligible for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market listing rules, including (i) the requirement that a majority of our Board of Directors must be independent Directors, (ii) the requirement that our Director nominees must be selected or recommended solely by independent Directors, and (iii) the requirement that we have a corporate governance and nominating committee that is composed entirely of independent Directors with a written charter addressing the committee’s purpose and responsibilities. We do not intend to rely on these exemptions applicable to a “controlled company” and will instead rely on the exemptions provided to foreign private issuers to be exempt from the corporate governance requirements of the Nasdaq Capital Market listing rules. However, in the event we cease to be a foreign private issuer, we intend to rely on these exemptions applicable to a “controlled company”. As a result of being a foreign private issuer and a controlled company, you may not have the same protection afforded to shareholders of companies that are not exempt from the corporate governance requirements identified above.

In addition, our controlling shareholder will be able to exert significant control over our management and affairs, including approval of significant corporate transactions, and may have interests that differ from yours. See “Risk factors — As a “controlled company” within the meaning of the Nasdaq Capital Market Rules, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

Implications of Our Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last financial year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•        being permitted to provide only two years of selected financial information (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and

•        an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act, on the effectiveness of our internal control over financial reporting.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the financial year in which the fifth anniversary of the completion of this offering occurs, (2) the last day of the financial year in which we have total annual gross revenue of at least US$1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the prior December 31, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the three-year period prior thereto. We may choose to take advantage of some, but not all, of the available exemptions. We have included two years of selected financial data in this prospectus in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Implications of Our Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq Capital Market. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq Capital Market. Following this offering, we intend to rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely; (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of Executive Officers, Directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

The Offering

Offering Price	The initial public offering price will be between US$4.00 and US$6.00 per Ordinary Share.
Ordinary Shares offered by us	[•] Ordinary Shares.
Ordinary Shares offered by the Selling Shareholders	[•] Ordinary Shares (of which Mega Origin is selling [•] Ordinary Shares and Novel Majestic is selling [•] Ordinary Shares.
Ordinary Shares issued and outstanding prior to this offering	[•] Ordinary Shares.
Ordinary Shares to be issued and outstanding immediately after this offering	[•] Ordinary Shares.
Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $[•] million, based on an assumed initial public offering price of $4.00 per Share, which is the lower end of the offer price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering to (i) expand our product offerings; (ii) strengthen our market position; (iii) potentially make strategic acquisitions and business cooperations, including joint ventures and/or strategic alliances and (iv) for general working capital and corporate purposes. See “Use of Proceeds”. We will not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholders.

Lock-up

We have agreed, subject to certain exceptions, for a period of 180 days after the date of the final prospectus, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or cause to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit or senior credit facility with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii), or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise without the consent of the Representative. Furthermore, each of our Directors and Executive Officers and certain principal shareholders have also entered into a similar lock-up agreement with the underwriter for a period of 180 days from the date of this prospectus, except for the Selling Shareholders with respect to their [•] Ordinary Shares sold in this offering without the prior written consent of the Representative. The Resale Shareholders have agreed not to sell any shares until 30 days following the closing of this offering without the prior written consent of the Representative. See “Shares Eligible for Future Sale” and “Underwriting — Lock-Up Agreements.”

Risk factors

Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares.

Listing

We plan to apply to list the Ordinary Shares on the Nasdaq Capital Market. The closing of this offering is conditioned upon the listing of our Ordinary Shares on the Nasdaq Capital Market, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on the Nasdaq Capital Market.

Proposed trading symbol	DLXY.
Transfer agent	[•].
Payment and settlement	The underwriter expects to deliver the Ordinary Shares against payment therefor through the facilities of the Depository Trust Company on [•], 2024.

RISK FACTORS

Investing in our Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results may differ materially from those anticipated by these forward-looking statements due to certain factors, including the risks and uncertainties faced by us, as described below and elsewhere in this prospectus.

Risks Related to Our Business and Industry

We are dependent on our suppliers for the supply of crude oil and oil-based products. Any shortage or delay in the supply of crude oil and oil-based products from them may materially and/or adversely affect our business and results of operations if we cannot secure alternative sources of supply immediately

We depend on our suppliers for the supply of crude oil and oil-based products. This makes us susceptible to supply shortages or price fluctuations that could negatively impact our operating results. We currently purchase the crude oil and oil-based products from a number of suppliers. For the financial years ended December 31, 2022 and 2023, our top three suppliers accounted for approximately 90.0% and 87.2% of our total purchases, respectively.

If our relationship with any of our suppliers terminates or if any of our suppliers suffer a material disruption in production, we may experience difficulties and delays in obtaining the products we trade from alternative sources of supply and we may therefore be unable to obtain a sufficient quantity of products on acceptable terms without interruption to our business operations. Any interruption or delay in the supply of the products we trade, or the inability to obtain such products from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled deliveries to our customers and could result in our customers cancelling their orders or switching to another supplier. Any such events could adversely affect our business, results of operations and financial condition.

A significant portion of our revenue is attributable to the sale of crude oil and our profitability may be adversely affected if demand for crude oil declines for any reason

We have a concentrated revenue portfolio as a significant portion of our revenue is attributable to the sale of crude oil. For the financial year ended December 31, 2023, trading in crude oil represented 87.2% of our total trading revenue, while trading in oil-based products represented the remaining 12.8% of our total trading revenue.. There can be no assurance that we will be able to maintain a stable supply of crude oil from our suppliers or demand for crude oil from our customers. If our customers’ requirements change or if the demand for crude oil declines for any reason, including due to any fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices, there may be a potential loss in revenue which would adversely affect our profitability.

We do not enter into long-term agreements with our customers and our customers are not subject to any minimum purchase requirement to place orders with us

We do not enter into long-term agreements with our customers and there is no assurance that our customers will continue to purchase from us in the future. Our customers are not subject to any minimum purchase requirement to place orders with us and they have the flexibility to place their orders based on their needs and on a case-by-case basis. If any of our major customers terminates its business relationship with us, and we fail to secure orders from new customers on a timely basis, there may be an adverse effect on our business operations, financial performance and profitability.

We are dependent on a small number of key customers

Our revenue is concentrated among a small number of customers. For the financial years ended December 31, 2022, and December 31, 2023, our top three customers accounted for approximately 89.0% and 87.2% of our revenue, respectively. If any of these customers were to reduce or cease their business with the Company, it could have a material adverse impact on the Company’s financial condition and results of operations.

The Company has taken steps to mitigate its customer concentration risk by diversifying its customer base and developing long-term relationships with its key customers. However, the Company remains exposed to customer concentration risk, and any significant changes in the business of its key customers could have a material adverse impact on its business.

In addition, the Company’s business is dependent on the continued success of its customers. If any of the Company’s customers were to experience financial difficulties or cease operations, it could have a material adverse impact on the Company’s business.

The Company is aware of the risks associated with customer concentration and is taking steps to mitigate these risks. However, investors should be aware of the potential for customer concentration to have a material adverse impact on the Company’s business.

Our cash flows could be adversely affected by net operating cash outflows caused by a potential timing mismatch between the receipt of payments from our customers and the disbursement of payments to our suppliers

We typically procure our crude oil from global suppliers, including those in Europe, West Africa, the Middle East, Singapore, Malaysia and Brazil for sale to our customers which include refineries and trading companies in Southeast Asia and East Asia. For oil-based products, we generally procure them from suppliers in the People’s Republic of China (the “PRC”) for sale to our customers which comprises mainly other traders and wholesalers in Southeast Asia and East Asia. While we typically settle full payment of our purchase orders with our suppliers immediately upon confirmation of the order, we generally grant our customers credit terms of up to 90 days, depending on our credit assessment of the customer and our relationship with such customers, resulting in a material cash flow mismatch. As such, we would record significant net operating cash outflows in the event that we accept too many of our customers’ orders in a particular period of time and are required to settle full payment of our back-to-back purchase orders with our suppliers.

We depend on timely payments from our customers for cash inflow to meet our payment obligations to our suppliers. There is no assurance that our cash flow management measures will function effectively, if at all. In the event of a significant cash flow mismatch or substantial cash outflow, our cash flow position may be adversely affected and we might have to raise funds through internal resources and/or banking facilities in order to meet our payment obligations to our suppliers in full and on time.

We may be unable to fully pass any increase in cost of sales to our customers

Our ability to obtain and maintain suitable pricing for our customers is essential. Depending on their individual needs and taking into consideration market trends, our customers may enter into either fixed price contracts or contracts where the price of the product is pegged to the prevailing market price at time of delivery. Where possible, we will enter into back-to-back agreements with our customers and suppliers, and the price we charge our customers is based on a cost-plus approach by adding a mark-up to our cost of purchase. In calculating the mark-up, we will consider factors such as our cost of purchase, quantity of product, delivery timelines, credit terms and our business relationship with the customer. Other factors that we take into consideration include where we have purchased the relevant products ahead of time with the intention of taking advantage of arbitrage windows and opportunities. However, we may not always be able to enter into back-to-back agreements and our Company may be unable to fully pass any increase in cost of sales to our customers. In particular, a significant increase in labor costs could exert downward pressure on our profit margins.

We depend on key management personnel

Our success depends significantly on the expertise, experience, continuity, network and committed service of our key management personnel, most of whom have an in-depth understanding of our industry and operations and would be difficult to replace. Our key management personnel, including Mr. Xie, Ms. Chu and Ms. Yao, are essential to our success because of their experience and connections in the oil trading market, their market development skills and expertise in managing our operations. Details of their expertise and experience are set out in the section headed ‘‘Directors and senior management’’ in this prospectus. In addition, the maintenance of our existing business relationships as well as the reputation that our management team has established is dependent on the continued service of our key management personnel.

There is no assurance that these key management personnel will not voluntarily terminate their employment with us. We do not carry, and do not intend to procure, key person insurance on any of our senior management team.

As a result, the departure of any of our key management personnel could be disruptive to our business development and could have a material adverse effect on our business and financial conditions. We cannot guarantee that the services of such personnel will continue to be available to us or that we will be able to replace any such personnel with individuals who possess similar knowledge, experience or network.

We are dependent on our transport providers for the transport of our products

We also utilize and depend on the services of certain third-party service providers for our operations. In particular, and from time to time, we may engage third party transport providers, such as international haulers, shipping lines and transport companies, for freight forwarding and shipping services. In the event any such third party transport providers fail to satisfy their obligations or in the event there are any service disruptions or issues with delivery (such as leakage of the products we are transporting and/or a change in quality of the oil products within the cargo), this may result in our products being rejected by our customers and/or a breach of our contractual obligations towards our customers.

In addition, there is a risk that the use of vessels to transport crude oil and oil-based products may result in an oil spill and cause significant environmental damage. Vessels are also exposed to a high risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and hazardous characteristics of crude oil and oil-based products transported in the vessels. The crew may also be inadvertently exposed to escaped gases from the crude oil and oil-based products transported in their vessel, and this may pose a risk to their health and safety. The operation of vessels is subject to strict regulations and vetting requirements that our third-party transport providers need to comply with. While we are not liable for the satisfaction of such regulations and requirements by such third-party transport providers, in the event of any accident or damage, our products may be affected and we may not be able to deliver our products to our customers in a timely manner. Our relationship with our suppliers may also be adversely affected.

Any such events could adversely affect our reputation, as well as our business, results of operations and financial condition.

We may fail to deliver our products timely to our customers or maintain our reputation and this can adversely affect our business, financial condition and results of operations

We believe that the reputation we have built over the years plays a significant role in attracting customers and securing our customers’ orders. Whether or not we can maintain or enhance our reputation depends largely on our ability to continue to provide quality and timely services to our customers. If we fail to meet their needs or are unable to deliver the products requested by them to the designated location in a timely manner, our customers may no longer perceive our services to be of a high quality and our reputation could be adversely affected. This will in turn negatively affect our business, financial condition and results of operations.

Natural disasters and other catastrophic events beyond our control, including but not limited to the COVID-19 pandemic, have and could continue in the future to adversely affect our business operations and financial performance

The occurrence of the global COVID-19 pandemic negatively affected our business between 2020 and 2022 due to the global imposition of movement control measures and a global plunge in oil prices, which resulted in reduced revenue for our business. The occurrence of one or more other natural disasters, such as fires, hurricanes, tornados, tsunamis, floods and earthquakes, geo-political events or military activities disrupting transportation, communication or utility systems; or other highly disruptive events, such as nuclear accidents, pandemics, unusual weather conditions or cyberattacks, could adversely affect our operations and financial performance. The occurrence of these events or another global pandemic could result in, among other things, operational disruptions, the lack of an adequate workforce in parts of or all of our operations and communications and transportation disruptions. This in turn could lead to decreased consumer confidence and spending, and increased volatility in Singapore, the United States and the global financial markets and economy. As a result, our business operations and financial performance may be adversely affected.

We operate in a competitive market

We compete with various international and local service providers. Competition may result in pricing pressures, declining revenue and profitability, or a loss of market share. We face competitors who may have strong competitive advantages, including longer operating histories, larger and broader customer bases, lower operating costs, more established relationships with a broader set of suppliers and customers, greater brand recognition, and greater financial, research and development, marketing, distribution, and other resources than us. In addition, new companies may enter the market with innovative business models or more appealing service offerings and disrupt the competitive landscape, making it even more challenging for us to maintain our market position. There is no guarantee that our strategies will remain competitive or successful in the future. Increased competition may result in pricing pressures and loss of our market share, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in existing laws, regulations and government policies may cause us to incur additional costs

Our business operations are governed by various laws, regulations and government policies in Singapore. These laws and regulations may change from time to time. We may be unable to comply with all these requirements in time or at all or we may need to incur substantial costs to be compliant, which may adversely affect our business operations and financial condition.

Our business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry

Our business is driven by crude oil prices, which are affected by both domestic and global supply and demand factors. A prolonged economic slowdown, a global recession, periods of high inflation, adverse events relating to the energy industry and local, regional and national economic conditions and factors could negatively impact our operations and therefore adversely affect our business, financial condition and results of operations. The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may lead to greater fluctuations in crude oil prices and/or decreased demand for crude oil and oil-based products. During periods of high inflation, we may experience increased procurement, transportation and labor costs, as well as demand volatility due to economic uncertainty. While recent inflationary pressures have led to such increase in costs and impacted our operations, we have been able to mitigate this impact due to our strong market position and pricing power, which has allowed us to pass these costs on to our customers through back-to-back agreements. As a result, our profitability and operating results have not been impacted by recent inflationary pressures. However, we can provide no assurance that we will not be affected by such inflationary pressures in Singapore or globally in the future. In the event that the inflationary pressures continue to increase to any material extent, and we continue to pass along the increased costs to our customers, it may result in loss of sales and loss of customers, thereby adversely impacting our margins and results of operations.

We may implement business strategies and future plans that may not be successful

The successful implementation of our business strategies and future plans depends on a number of factors, including general market conditions, government policies, the availability of funds, competition and our ability to retain and recruit competent employees. There is no assurance that our business strategies and future plans can be implemented effectively and successfully as some of these factors are beyond our control. If any implementation of these strategies and plans fails or is delayed, we may be adversely affected by investment expenses that have not led to the anticipated results, the distraction of management from our core business or any damage to our brand or reputation. Additionally, if we fail to secure adequate funds in a timely manner, we may also be unable to pursue opportunities to expand our business.

Our inability to predict accurately market demand may affect our business operations and financial performance

The market demand for our products could decline, sometimes rapidly or unpredictably, due to general market conditions that are not specific to a particular company, such as real or perceived adverse economic or political conditions throughout the world, changes in the general outlook for corporate earnings, changes in interest or currency rates, or adverse investor sentiment generally. The market demand for our oil products may also decline because of factors that affect a particular industry such as labor shortages, increased production costs, and competitive conditions. Local, regional, or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the market generally and on specific investments. For example, in recent years, the COVID-19 pandemic, the large expansion of government deficits and debt as a result of government actions to mitigate the effects of the pandemic, Russia’s invasion of Ukraine, and the rise of inflation have resulted in extreme volatility in the global economy and in global financial markets. Economies and financial markets throughout the world are becoming increasingly interconnected. As a result, the value and liquidity of our trades may be negatively affected, which will in turn, impact our business, results of operations and financial condition.

In particular, Russia’s invasion of Ukraine led to significant geopolitical tensions and subsequent import and export bans. While we do not source any of our products from suppliers in Russia or trade with any customers from Russia, these trade sanctions and restrictions have affected global supply chains, led to a reduction in global oil supply and an increase in oil prices. The uncertainty and volatility in the global oil market that followed caused disruptions for our customers, leading to a decrease in demand for our crude oil and oil-based products. As a result, we experienced a decrease in revenue for the financial year ended December 31, 2023.

We may use hedging strategies that may be unsuccessful

We may use hedging strategies to cover any outstanding positions we may hold from time to time. These strategies may be unsuccessful because there may be an imperfect correlation, or no correlation, between the price movements of the hedging instrument and the price movements of the trade being hedged. We are subject to the risk that our counterparty will default on its obligation to pay us, as well as the risk that we will not be able to meet our obligations to pay the other party to the agreement. Swap agreements may also involve the risk that there is an imperfect correlation between the return on our obligation to the counterparty and the return on the referenced asset. In addition, swap agreements are subject to market and illiquidity risk, leverage risk and hedging risk. The value of swaps, like many other derivatives, may move in unexpected ways and may result in losses for us. There can be no assurance that our hedging transactions (including by way of swap arrangements) will be effective. The use of hedging may also result in certain adverse tax consequences, and may also reduce our potential for profit.

We are vulnerable to fluctuations in foreign exchange rates

Our functional and presentation currency is U.S. dollars. While substantially all of our major contracts are denominated in U.S. dollars, our operating costs are incurred in a mix of currencies, predominantly the U.S. dollar and Singapore dollar. Some expenses, comprising primarily the salaries of Singapore employees, rent and payments to other contractors in Singapore are normally paid in Singapore dollars. Accordingly, movements in the exchange rates of any of these currencies relative to the U.S. dollar could adversely affect our results of operations and financial condition.

Our current insurance coverage may not sufficiently protect us against all the risks we are exposed to and this may adversely affect our business, results of operations and financial condition

There can be no assurance that our current insurance coverage will cover all our risks or adequately protect us against all liabilities arising from claims and litigation against us. We will have to bear any losses, damages or liabilities in the course of our operations arising from events for which we do not have adequate insurance coverage. Further, the insurance premium payable by us depends on various factors, including the scope and estimated contract sum set out in the service contracts with our customers and our insurance claim track record.

Additionally, our insurers may refuse to pay particular claims and our insurance policies may be voidable by the insurers if we take, or fail to take, certain actions as mandated by the insurers. Our ability to obtain and maintain adequate insurance may be adversely affected by conditions in the insurance market for which we have no control. There is no assurance that the insurance premium payable by us will not increase or that our insurance coverage will not be reduced in the future. If we are held liable for uninsured losses, the amounts of claims for insured losses exceed the limits of our insurance coverage or the insurance premium payable by us increases significantly, our business, results of operations and financial condition may be materially and adversely affected. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

We may also be subject to calls or premiums in amounts based not only on our claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Payment of these calls could result in significant expense to us, which could have a material adverse effect on our results of operations, cash flows and financial condition. Moreover, the protection and indemnity associations and other insurance providers reserve the right to make changes in insurance coverage with little or no advance notice. Any such events could adversely affect our results of operations and financial condition.

We may need to raise additional capital required to grow our business, and we may be unable to raise capital on terms acceptable to us or at all

Growing and operating our business may require significant cash outlays and capital expenditures and commitments. Although our current cash and cash equivalents, anticipated cash flows from operating activities and the proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this offering, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we will need to seek additional capital, potentially through equity or debt financing, to fund our growth. Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with such financing, are dependent upon market conditions. We cannot provide any assurance that our assumptions used to estimate our liquidity requirements will remain accurate due to unseen factors such as the recurrence of the COVID-19 global pandemic, risks of war and regional conflicts. In the event of a sustained market deterioration, and continued declines in revenues, we may need additional liquidity, which would require us to evaluate available alternatives and take appropriate actions. We cannot provide any assurance that we will be able to obtain additional sources of financing or liquidity in amounts or on terms acceptable to us, or at all.

Our Executive Officers have no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us

Our Executive Officers have no experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected

Prior to the completion of this offering, we have been a private company with limited accounting personnel. Furthermore, prior to the completion of this offering, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our ordinary shares.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is ineffective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from the Nasdaq Capital Market, to regulatory investigations and to civil or criminal sanctions.

We currently lack personnel adequately trained in and have appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, which could result in (i) our failure to maintain effective internal control over financial reporting, (ii) errors in our financial statements; (iii) failure to meet our reporting obligations; and (iv) loss of confidence by the investors in our financial information. We are in the process of implementing a number of measures to address this, including but not limited to, (i) engaging an external consulting firm to assist us with our U.S. GAAP and SEC reporting requirements; (ii) allocating sufficient resources to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements; (iii) establishing an audit committee and strengthening corporate governance; and (iv) providing our relevant finance staff with appropriate training in connection with U.S. GAAP and SEC reporting requirements.

We will be subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance

Following this offering, we will be subject to rules and regulations by various governing bodies and self-regulatory organizations, including, for example, the SEC and the Nasdaq Capital Market, which are responsible for the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with these new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, as these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and this may harm our business.

Fluctuations in the price of crude oil and oil-based products may adversely affect our business

We are exposed to risks arising from fluctuations in the price of crude oil, which can be volatile. Any material or sustained decline in crude oil prices, or change in buyer preferences, could have a material adverse effect on our performance.

Crude oil prices are affected by numerous factors beyond our control, including worldwide oil supply and demand. The price of crude oil may be affected by numerous factors such as:

•        the level of economic activity in the markets we serve;

•        regional political developments and military conflicts;

•        economic sanctions;

•        weather conditions and natural disasters;

•        conservation and environmental protection efforts;

•        the level of crude oil inventories;

•        the ability of the Organization of Petroleum Exporting Countries (“OPEC”) and other major oil-producing or oil-consuming nations to influence global production levels and prices;

•        governmental regulations and actions, including the imposition of taxes and trade restrictions;

•        market uncertainty;

•        exchange rates;

•        speculative activities by those who buy and sell oil and gas on the world markets, including commodity futures trading;

•        availability and capacity of infrastructure, processing facilities and necessary transportation;

•        supply chain disruptions;

•        the price and availability of new technology;

•        the availability and cost of alternative sources of energy; and

•        the impact of climate change considerations and actions towards energy transition on the demand for the products in which we trade in.

A low crude oil price environment or decline in the price of crude oil could adversely affect our business, results of operations and financial condition. They could also negatively impact our ability to access sources of capital, including equity and debt markets.

Our susceptibility to litigation, arbitration and other proceedings could have an adverse effect on our business

We may be, from time to time, involved in various litigation matters arising in the ordinary course of business, or otherwise. These matters may include, among other things, contract disputes, personal injury claims, employment matters, environmental matters, governmental claims for taxes or duties, securities, or commodities matters. The potential costs to resolve any claim or other litigation matter, or a combination of these, may have a material adverse effect on us because of potentially negative outcomes, the costs associated with asserting our claims or defending such lawsuits, and the diversion of management’s attention to these matters.

We are subject to the risk of labor disputes

We employ employees in Singapore and are subject to the local labor laws of Singapore. While we have not been materially adversely affected by any labor-related developments or industrial action in the past, there can be no assurance that such developments or actions may not occur in the future. Such occurrences may have a material adverse impact on our business, financial condition and results of operations.

Any fraudulent behavior by our employees and/or third parties may have an adverse effect on us

Our employees or third parties could engage in fraudulent behavior which could lead to potential criminal, civil and employment sanctions as well as negative publicity. This could result in a material adverse effect on our business, financial condition and results of operations. Our operations are subject to various anti-bribery laws, including the Prevention of Corruption Act 1960 of Singapore and the U.S. Foreign Corrupt Practices Act. Our employees and/or third parties acting as agents for us could engage in fraudulent behavior against us on their own or others’ initiative and act against our interests. Such actions could include, entering into agreements with our competitors thereby limiting free competition, document fraud, bribes, fraudulent commission agreements, facilitation payments and bribes to get access to exclusive business, among others. Whether intentional or not, such actions could potentially expose us to potential legal liabilities and reputational harm.

Our operations are subject to cyber security risks that could have a material adverse effect on our business, financial condition and results of operations

Information technology plays a crucial role in all of our operations. To remain competitive, our hardware, software and related services must interact with our suppliers and customers efficiently, record and process our financial transactions accurately, and obtain the data and information to enable the analysis of trends and plans and the execution of our strategies. Our information technology systems are subject to possible breaches and other threats that could cause us harm. If our systems for protecting against cyber security risks prove not to be sufficient, we could be adversely affected by, among other things, loss or damage of intellectual property, proprietary information, or customer data; interruption of business operations; or additional costs to prevent, respond to, or mitigate cyber security attacks. These risks could have a material adverse effect on our business, financial condition and results of operations.

Nonetheless, our business model does not heavily rely on third-party software or services, particularly those that are directly integrated into our products or operations. This reduces our dependency on external technology and lessens the potential impact of cybersecurity breaches or disruptions originating from these third-party entities. While data breaches and operational disruptions can still occur, the physical presence of our business allows for alternative methods of product distribution and customer service, reducing the overall impact of cybersecurity related incidents on our operations. Despite our perception of the lower risk of cybersecurity related incidents materially affecting our operations, we plan to prioritize the implementation of cybersecurity measures to maintain a secure and reliable business environment. For example, we plan to (i) conduct more rigorous assessments of potential suppliers’ cybersecurity practices, including penetration testing and vulnerability assessments; (ii) incorporate cybersecurity clauses into our business contracts; (iii) include specific security requirements and data protection protocols in our vendor contracts to ensure consistent cybersecurity standards across our supply chain; (iv) educate our employees on cybersecurity threats by providing training for employees to recognize and report phishing attempts, social engineering tactics, and other cyber threats; and (v) implement cybersecurity awareness tools and simulations to test employees’ knowledge and response to potential threats. By implementing these measures, we hope that our ability to respond to and recover from any eventual cybersecurity incidents will be enhanced.

We are exposed to the credit risks of our customers

We extend credit terms of up to 90 days for our customers. Our average accounts receivable turnover days were approximately 19.4 days, and 2.6 days for the financial years ended December 31, 2022, and 2023, respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the financial years ended December 31, 2022 and 2023, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

Our business is subject to supply chain interruptions

We rely on our suppliers’ abilities to deliver our products as part of the supply chain logistics. The factors that can adversely affect our operations include, but are not limited to:

•        interruptions to our suppliers’ delivery capabilities;

•        failure of our suppliers to meet our standards or their commitments to us;

•        increased transportation costs, shipping constraints or other factors that could impact cost, such as having to find more expensive suppliers which may or may not be readily available; and

•        the reoccurrence of COVID-19 and disruptions as a result of efforts to control or mitigate the pandemic (such as facility closures, governmental orders, outbreaks and/or transportation capacity).

Any increased costs from delays, cancellations, and insurance, or disruption to, or inefficiency in, the supply chain network of our suppliers, whether due to geopolitical conflicts such as Russia’s invasion of Ukraine or the conflicts in the Middle East, COVID-19, outbreaks, the Uyghur Forced Labor Protection Act (“UFLPA”) or other factors, could affect our revenue and profitability. If we fail to manage these risks effectively, we could experience a material adverse impact on our reputation, revenue, and profitability. Russia’s invasion of Ukraine led to significant geopolitical tensions and subsequent import and export bans. While we do not source any of our products from suppliers in Russia or trade with any customers from Russia, these trade sanctions and restrictions have affected global supply chains and led to an increase in procurement, transportation and labor costs for our crude oil and oil-based products. Our supply chains were materially impacted by the war, leading to increased costs. However, we were able to mitigate this impact due to our strong market position and pricing power, which allowed us to pass these costs on to our customers through back-to-back agreements. As a result, our business, results of operations and financial condition for the financial years ended December 31, 2022 and 2023 were not materially impacted by such increase in costs. However, we may not always be able pass all of our costs on, and our revenue and profitability may be affected by future supply chain disruptions if we are unable to manage such risks effectively. Furthermore, such supply chain disruptions have an indirect impact on our business as the uncertainty and volatility in the global oil market that followed caused disruptions for our customers, leading to a decrease in demand for our crude oil and oil-based products. As a result, we experienced a decrease in revenue for the financial year ended December 31, 2023.

Moving forward, we do not expect to experience such supply chain disruptions in the future because we source our goods from a number of suppliers. To the best of our knowledge, we have not received any information from our suppliers pertaining to any present or potential supply chain disruptions as well. Pertaining to the UFLPA, we understand from our suppliers that the crude oil and oil-based products we have procured are not derived from raw materials obtained from forced labor in China’s Xinjiang Uyghur Autonomous Region.

Risks Related to Our Securities and This Offering

We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions

We intend to list our Ordinary Shares on the Nasdaq Capital Market concurrently with this offering. In order to continue listing of our Ordinary Shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our Shares will continue to be listed on the Nasdaq Capital Market in the future.

If the Nasdaq Capital Market delists our Ordinary Shares and we are unable to list our Shares on another national securities exchange, we expect that our Shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Ordinary Shares;

•        reduced liquidity for our Ordinary Shares;

•        a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on the Nasdaq Capital Market, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq Capital Market, we would be subject to regulations in each state in which we offer our shares.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the event of market volatility, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we are involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether successful or not, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly

We cannot assure you that a liquid public market for our Ordinary Shares will be established. If an active public market for our Ordinary Shares does not occur following the completion of this offering, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. The public offering price for our Ordinary Shares in this offering was determined by negotiation between us and the underwriter based upon several factors, and we can provide no assurance that the trading price of our Ordinary Shares after this offering will not decline below the public offering price. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their shares or the loss of their entire investment.

The trading price of our Ordinary Share may be volatile, which could result in substantial losses to investors

The trading price of our Ordinary Shares may be subject to rapid and substantial volatility, which could make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares and result in substantial losses to investors.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The volatility and fluctuations in the trading price of our Ordinary Shares may be due to factors beyond our control and for reasons that are unrelated to our actual or expected performance. In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares.

In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

•        fluctuations in our revenues, earnings and cash flow;

•        changes in financial estimates by securities analysts;

•        additions or departures of key personnel;

•        release of lock-up or other transfer restrictions on our issued and outstanding equity securities or sales of additional equity securities; and

•        potential litigation or regulatory investigations.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares

In addition to the risks addressed above in “— The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors,” our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines after this offering or if such investors purchase our Ordinary Shares prior to any price decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares, including the Ordinary Shares held by our Resale Shareholders that are being registered concurrently for resale in the Resale Prospectus, could adversely affect the market price

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this offering and from the sale of shares held by our Resale Shareholders through the Resale Prospectus, or the perception that these sales could occur, could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. Prior to the sale of our shares in this offering, we have [•] Ordinary Shares outstanding. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. The shares held by the Resale Shareholders do not form part of the Offering and may be sold in the public market pursuant to the Resale Prospectus. The Resale Shareholders will agree not to sell any shares until 30 days following the closing of this offering without the prior written consent of the Representative. The Resale Shareholders may be willing to accept a lower sales price than the price investors pay in this offering, which could substantially lower the market price of our Ordinary Shares. We cannot predict what effect, if any, market sales of securities held by the Resale Shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

There will be [•] Ordinary Shares outstanding immediately after this offering. In connection with this offering, our Directors and Executive Officers named in the section “Management”, other than as one of the Selling Shareholders, namely Mr. Xie through Mega Origin, have agreed not to sell any shares until 180 days after the date of this prospectus without the prior written consent of the Representative, subject to certain exceptions, unless the underwriters release these securities from these restrictions.

Because our public offering price per Ordinary Share is substantially higher than our net tangible book value per Ordinary Share, you will experience immediate and substantial dilution

If you purchase Ordinary Shares in this offering, you will pay substantially more than our net tangible book value per Ordinary Share. As a result, you will experience immediate and substantial dilution of US$[•] per Share, representing the difference between our as adjusted net tangible book value per Ordinary Share of US$[•] as of [•], 2023, after giving effect to the net proceeds to us from this offering, assuming no change to the number of Shares offered by us as set forth on the cover page of this prospectus and an assumed public offering price of US$4.00 per Share (being the lower end of the initial public offering price range as set out in the cover page of this prospectus). See “Dilution” for a more complete description of how the value of your investment in our Shares will be diluted upon the completion of this offering.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price

We intend to use the net proceeds of this offering due to us as set out in “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us in this offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds due to us from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations.”

Short selling may drive down the market price of our Ordinary Shares

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

As a “controlled company” within the meaning of the Nasdaq Capital Market Rules, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies

We are and, upon the completion of this offering, will continue to be a “controlled company” as defined under the Nasdaq Capital Market Rules, because one of our shareholders, namely Mega Origin holds more than 50% of our voting power. As a result, for so long as we remain a controlled company as defined under that rule, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules of the Nasdaq Capital Market Rules including:

•        an exemption from the rule that a majority of our Board of Directors must be Independent Directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by Independent Directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by Independent Directors.

We do not intend to rely on these exemptions applicable to a “controlled company” and will instead rely on the exemptions provided to foreign private issuers to be exempt from the corporate governance requirements of the Nasdaq Capital Market listing rules. However, in the event we cease to be a foreign private issuer, we intend to rely on these exemptions applicable to a “controlled company”. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Mr. Xie, our Executive Director and an indirect controlling shareholder, will continue to have significant influence over us after this offering, including control over decisions that require the approval of shareholders, which will limit your ability to influence the outcome of matters submitted to shareholders for a vote.

We are currently controlled, and after this offering is completed will continue to be controlled, indirectly by Mr. Xie. Upon completion of this offering, Mr. Xie, through Mega Origin, will control [•]% of the voting power of our Ordinary Shares. As long as Mr. Xie directly or indirectly owns or controls at least a majority of our outstanding voting power, he will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of Directors and the size of our Board of Directors, any amendment of our charter documents, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if Mr. Xie’s indirect ownership falls below 50%, he will continue to be able to strongly influence or effectively control our decisions. Mr. Xie, will indirectly control [•]% of the voting power of our Ordinary Shares following the completion of this offering. Additionally, Mr. Xie’s interests, or the interests of our Executive Officers and Directors as a whole, may not align with the interests of our other shareholders.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Capital Market corporate governance listing standards

As a foreign private issuer that has applied to list our Ordinary Shares on the Nasdaq Capital Market, we rely on a provision in the Nasdaq Capital Market corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Capital Market.

Following this offering, we intend to rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely; (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of Executive Officers, Directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. We will also be subject to the U.S. securities laws. The rights of shareholders to take action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to the U.S. law) as well as from English common law. The decisions of the English courts are of highly persuasive authority, but are not binding on Cayman Islands courts (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are broadly similar to those in other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, if shareholders want to proceed against the Company outside of the Cayman Islands, they will need to demonstrate that they have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no guarantee that the courts of the Cayman Islands would automatically recognize or enforce against us judgments of courts of Singapore or the United States predicated upon the civil liability provisions of the Singapore securities laws or the federal securities laws of the United States or any state. In addition, the courts of the Cayman Islands will not recognize and enforce a judgment predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are taxes, fines or penal in nature, or otherwise contrary to public policy, including punitive damages.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Amended and Restated Memorandum and Articles of Association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Our Directors are not required under our Amended and Restated Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of such exchanges. Following this offering, we intend to rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely; (i) there will not be a necessity to have regularly scheduled executive sessions with Independent Directors; and (ii) there will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of Executive Officers, Directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board or controlling shareholder than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Certain Cayman Islands Company Considerations — Differences in Corporate Law.”

Recently introduced economic substance legislation of the Cayman Islands may impact us or our operations

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. Effective January 1, 2019, the International Tax Co-operation (Economic Substance) Act (as amended) (the “Substance Law”) and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as we are a tax resident outside the Cayman Islands, we are not required to satisfy the economic substance test under the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on us or our operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on us.

Certain judgments obtained against us by our shareholders may not be enforceable

We are a Cayman Islands exempted company with limited liability and substantially all of our assets are located outside of the United States. In addition, all of our current Directors and Executive Officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our Directors and Executive Officers, they will need to ensure that they comply with the rules of the jurisdiction where our Directors and Executive Officers are located. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our Directors and Executive Officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our Executive Officers, Directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, depending on where our Directors and Executive Officers are located.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each financial year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second financial quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents; and (ii) a majority of our Directors or Executive Officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our Directors, Executive Officers and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq Capital Market. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq Capital Market rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

If we fail to meet applicable listing requirements, Nasdaq Capital Market may delist our Shares from trading, in which case the liquidity and market price of our Shares could decline

Assuming our Shares are listed on Nasdaq Capital Market, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq Capital Market in the future. If we fail to comply with the applicable listing standards and Nasdaq Capital Market delists our Shares, we and our Shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Shares;

•        reduced liquidity for our Shares;

•        a determination that our Shares are “penny stock”, which would require brokers trading in our Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Ordinary Shares will be listed on Nasdaq Capital Market, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq Capital Market, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Singapore. All of the Directors and Executive Officers of our Company and the auditors of our Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed [•] as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our Directors or Executive Officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our Directors or Executive Officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have been advised by Conyers Dill & Pearman that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Singapore

There is uncertainty as to whether the courts of Singapore would (i) recognize or enforce judgments of United States courts obtained against us or our Directors or Executive Officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Singapore against us or our Directors or Executive Officers predicated upon the securities laws of the United States.

In making a determination as to enforceability of a judgment of the courts of the United States, and subject to the Singapore courts having jurisdiction over the judgment debtor, the Singapore courts would have regard to whether the judgment was final and conclusive on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a definite sum of money. In general, an in personam foreign judgment that is final and conclusive

(that is, in general, a judgment that makes a final determination of rights between the parties and cannot be re-opened or altered by the court that delivered it, or be overridden by another body not being an appellate or supervisory body, although it may be subject to an appeal), given by a competent court of law having jurisdiction over the parties subject to such judgment, and for a fixed or ascertainable sum of money, may be enforceable as a debt in the Singapore courts under common law. However, a foreign judgment will generally not be enforced, even if it satisfies the requirements above, if it was procured by fraud, or the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to fundamental public policy of Singapore, or if the judgment would conflict with earlier judgment(s) from Singapore or earlier foreign judgment(s) recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws (save where any such component of the judgment can be duly severed from the rest of the judgment sought to be enforced). Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our Directors or Executive Officers. Singapore courts would not recognize or enforce judgments against us, our Directors or Executive Officers to the extent that doing so would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States under civil liability provisions of the federal securities law of the United States would be regarded by the Singapore courts as being pursuant to foreign penal, revenue or other public laws. Such a determination has yet to be made by a Singapore court in a reported decision.

USE OF PROCEEDS

We expect to receive approximately US$[•] of net proceeds from this offering after deducting underwriting discounts and commissions of US$[•] and estimated offering expenses of approximately US$[•] payable by us. We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholders.

We currently intend to use net proceeds due to us from this offering in the following ways:

(i)     approximately 25.0% for the expansion of our product offerings;

(ii)    approximately 25.0% for strengthening our market position;

(iii)   approximately 25.0% for potential strategic acquisitions and business cooperations, including joint ventures and/or strategic alliances. We have not identified any specific target for acquisition yet, although these are likely to be businesses that complement our current business, including oil trading businesses and oil trading related service providers; and

(iv)   the balance of approximately 25.0% will be used for general working capital and corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this registration statement. We reserve the right to change the use of proceeds that we presently anticipate and describe herein.

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2023:

•        on an actual basis; and

•        on a pro forma as adjusted basis to reflect (i) the above; (ii) the issuance and sale of [•] Ordinary Shares in this offering at an assumed initial public offering price of US$[•] per Ordinary Share (being the lower end of the offer price range set out in the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Shareholders’ Equity	Actual	As adjusted
	US$’000	US$’000
Ordinary Shares, par value US$0.001 each, 500,000,000 Ordinary Shares authorized, 1,000,000 Ordinary Shares outstanding on an actual basis, [•] Ordinary Shares issued and outstanding on an as adjusted basis	1	[•]
Additional paid-up capital	694	[•]
Retained earnings	1,084	[•]
Other reserves	46	[•]
Total Shareholders’ Equity	1,825	[•]

Indebtedness
Bank loans		[•]
Related parties’ loans	—	[•]
Total Indebtedness	—	[•]
Total Capitalization	1,825	[•]

Indebtedness

The Company has no indebtedness as of [•], 2024.

DIVIDENDS AND DIVIDEND POLICY

Dividends of approximately US$11,237,400 were declared/paid by the companies comprising our Group for the financial year ended December 31, 2023. Such dividend payment should not be considered as a guarantee or indication that those companies will continue to declare and pay comparable cash dividends in such manner in the future or at all.

We do not currently expect that comparable cash dividends will continue to be paid in the future. If we do decide to pay dividends in the future, the rate and amount we pay will be made taking into account, among others, the following factors: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board of Directors may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Companies Act and our Amended and Restated Memorandum and Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio and we may not declare any dividends for the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit, retained earnings, or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. If our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

Under the Companies Act 1967 of Singapore, no dividend is payable to the shareholders of any Singapore-incorporated company except out of profits. As a result, our ability to pay dividends depends upon dividends paid by Delixy Energy Pte. Ltd.. There is currently no foreign exchange control restriction imposed by the Singapore government on the ability of our Delixy Energy Pte. Ltd. to transfer capital within, into and out of Singapore.

DILUTION

Investors purchasing our Ordinary Shares in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their Ordinary Shares. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our Ordinary Shares and the pro forma as adjusted net tangible book value per share of our Ordinary Shares immediately after the offering.

Historical net tangible book value per Share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of outstanding Ordinary Shares. After giving effect to the sale of Ordinary Shares in this offering by the Company at an assumed initial public offering price of US$4.00 per Share (being the lower end of the offer price range as set out on the cover of this prospectus), after deducting US$[•] in underwriting discounts and commissions and estimated offering expenses payable by the Company of approximately US$[•], the pro forma as adjusted net tangible book value as of [•], 2024 would have been approximately US$[•], or US$[•] per Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[•] per Share to our existing stockholders and an immediate dilution of US$[•] per Share to new investors purchasing Ordinary Shares in this offering.

The following table illustrates this dilution on a per Share basis to new investors.

US$
Assumed initial public offering price per Share	[•]
Historical net tangible book value per Share as of [•], 2024	[•]
Increase in as adjusted net tangible book value per Share attributable to the investors in this offering	[•]
Pro forma net tangible book value per Share after giving effect to this offering	[•]
Dilution per Share to new investors participating in this offering	[•]

The following table summarizes, on a pro forma as adjusted basis as of [•], 2024, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated commissions to the underwriter and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration				Average price per Ordinary Share
	Number	Percent		Amount		Percent
(US$ in thousands)
Existing shareholders	[•]	[•]	%	$	[•]	[•]	%	$	[•]
New investors participating in this offering	[•]	[•]	%	$	[•]	[•]	%	$	[•]
Total	[•]	100.00%		$	[•]	100.00%		$	[•]

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial data as of December 31, 2022 and 2023 and for the financial years ended December 31, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected financial data set forth below should be read in conjunction with, and are qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period.

DELIXY HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Amount in USD thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023
	US$’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	6,058	8,245
Accounts receivable, net	3,429	713
Deposits, prepayments and other receivables	59	35
Amount due from shareholder	1,411	—
Derivative financial instruments	515	607
Total current assets	11,472	9,600

Non-current assets:
Property and equipment, net	814	791
Right-of-use assets, net	7	49
Total non-current assets	821	840
TOTAL ASSETS	12,293	10,440

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities	119	75
Dividend payables	—	8,245
Amount due to related party	175	—
Lease liabilities	7	42
Derivative financial instruments	36	—
Income tax payable	46	246
Total current liabilities	383	8,608

Non-current liability:
Lease liabilities	—	7
Non-current liability	—	7
TOTAL LIABILITIES	383	8,615

Commitments and contingencies	—	—

Shareholders’ equity:
Ordinary share, par value US$0.001, 500,000,000 shares authorized, 1,000,000 shares issued	1	1
Additional paid-up capital	694	694
Retained earnings	11,169	1,084
Other reserve	46	46
Total shareholders’ equity	11,910	1,825
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,293	10,440

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amount in USD thousands, except for share and per share data, or otherwise noted)

	Financial Years ended December 31,
	2022	2023
	US$’000	US$’000
Revenues	319,804	289,166
Cost of revenue	(317,407)	(285,037)

Gross profit	2,397	4,129
General and administrative expenses	(2,180)	(3,007)
Profit from operations	217	1,122

Other income:
Foreign exchange gain	6	3
Interest income	42	250
Shipping charges reimbursed	45	—
Other income	12	2
Total other income	105	255

Income before income tax	322	1,377
Income tax expense	(69)	(225)
NET INCOME	253	1,152
TOTAL COMPREHENSIVE INCOME	253	1,152

Net income per share
Basic and diluted	0.25	1.15

Weighted average number of ordinary shares outstanding
Basic and diluted	1,000,000	1,000,000

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
(Amount in USD thousands, except for share and per share data, or otherwise noted)

	Financial Years ended December 31,
	2022	2023
	US$’000	US$’000
Cash flows from operating activities:
Net income after tax	253	1,152
Depreciation of property and equipment	24	24
Amortization of right-of-use assets	45	43
Interest expense	12	23
Interest income	(42)	(250)
Fair value loss/(gain) on derivative financial instruments	36	(21)

Change in working capital:
Accounts receivable, net	27,120	2,716
Deposits, prepayments and other receivables	(50)	24
Accrued liabilities	(32,328)	(44)
Lease liabilities	(49)	(47)
Income tax payable	46	200
Interest paid	(10)	(20)
Net cash (used in)/provided by operating activities	(4,943)	3,800

Cash flows from investing activities:
Derivative financial instruments	2,695	(107)
Interest income	42	250
Amount due from shareholder	—	(81)
Net cash provided by investing activities	2,737	62

Cash flows from financing activities:
Amount due to related party	—	(175)
Repayment of bank borrowings	(458)	—
Dividend paid	—	(1,500)
Net cash used in financing activities	(458)	(1,675)

Net change in cash and cash equivalents	(2,664)	2,187

BEGINNING OF FINANCIAL YEAR	8,722	6,058

END OF FINANCIAL YEAR	6,058	8,245

Supplemental Cash Flow Information:
Cash paid for income taxes	(23)	(25)
Cash paid for interest	(12)	(23)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are principally engaged in the trading of oil related products, which can be broadly categorized into (i) crude oil and (ii) oil-based products such as fuel oils, motor gasoline, additives, gas condensate, base oils, asphalt, petrochemicals and naphtha (heavy gasoline).

We trade our products across multiple countries in Southeast Asia and East Asia, and we have established a presence in the oil trading markets in these countries. For the financial years ended December 31, 2022 and 2023, our total trading volume increased by 17.9% from 2,765 kBBLs (where 1 kBBL is equal to 1,000 barrels of oil) to 3,261 kBBLs, respectively. For the financial years ended December 31, 2022 and 2023, our total trading revenue decreased by 9.6% from US$319,804,000 to US$289,166,000, respectively.

Crude oil trading represents a core aspect of our business as it accounts for a significant portion of our revenue. For the financial years ended December 31, 2022 and 2023, trading in crude oil represented 73.5% and 87.2% of our total trading revenue, respectively. The trading in various oil-based products make up the rest of our total trading revenue and for the financial years ended December 31, 2022 and 2023, these make up 26.5% and 12.8% of our total trading revenue, respectively.

We typically enter into back-to-back agreements with our suppliers after our customer has agreed on the terms of the purchase so as to reduce our exposure and trading risks. We may also enter into swap agreements or trade in oil and oil-based products derivatives to further hedge our positions.

We leverage on our strong existing relationships with our customers and suppliers as well as our deep experience and understanding of the oil industry to provide certain value-added services to our customers. This includes recommending to our customers optimal trading strategies tailored to their specific needs, and providing shipping and logistical support where required. In addition, our financing capabilities allow us to extend credit terms to our customers while satisfying the immediate payment terms required by our suppliers.

KEY FACTORS AFFECTING THE RESULTS OF OUR GROUP’S OPERATIONS

We believe our financial condition and results of operations have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors” in this prospectus and those set out below:

•        Government Policies and Regulations:

Our business operations are governed by various laws, regulations and government policies in Singapore. These laws and regulations may change from time to time. We may be unable to comply with all these requirements in time or at all or we may need to incur substantial costs to be compliant, which may adversely affect our business operations and financial condition.

•        Economic Conditions:

Our business is driven by crude oil prices, which are affected by both domestic and global supply and demand factors. A prolonged economic slowdown, a global recession, adverse events relating to the energy industry and local, regional and national economic conditions and factors could negatively impact our operations and therefore adversely affect our business, financial condition and results of operations.

The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may lead to greater fluctuations in crude oil prices and/or decreased demand for crude oil and oil-based products.

•        Competition:

We compete with various international and local service providers. Competition may result in pricing pressures, declining revenue and profitability, or a loss of market share. We face competitors who may have strong competitive advantages, including longer operating histories, larger and broader customer bases, lower operating costs, more established relationships with a broader set of suppliers and customers, greater brand recognition, and greater financial, research and development, marketing, distribution, and other resources than us. In addition, new companies may enter the market with innovative business models or more appealing service offerings and disrupt the competitive landscape, making it even more challenging for us to maintain our market position. There is no guarantee that our strategies will remain competitive or successful in the future. Increased competition may result in pricing pressures and loss of our market share, which could have a material adverse effect on our business, financial condition and results of operations.

•        Customer Demand and Preferences:

If our customers’ requirements change or if the demand for crude oil declines for any reason, including due to any fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices, there may be a potential loss in revenue which would adversely affect our profitability.

•        Hedging Activities:

We may use hedging strategies to cover any outstanding positions we may hold from time to time. These strategies may be unsuccessful because there may be an imperfect correlation, or no correlation, between the price movements of the hedging instrument and the price movements of the trade being hedged. We are subject to the risk that our counterparty will default on its obligation to pay us, as well as the risk that we will not be able to meet our obligations to pay the other party to the agreement. Swap agreements may also involve the risk that there is an imperfect correlation between the return on our obligation to the counterparty and the return on the referenced asset. In addition, swap agreements are subject to market and illiquidity risk, leverage risk and hedging risk. The value of swaps, like many other derivatives, may move in unexpected ways and may result in losses for us. There can be no assurance that our hedging transactions (including by way of swap arrangements) will be effective. The use of hedging may also result in certain adverse tax consequences, and may also reduce our potential for profit.

•        Public Health Events

The outbreaks of diseases or pandemics could result in, among other things, operational disruptions, the lack of an adequate workforce in parts of or all of our operations and communications and transportation disruptions. This in turn could lead to decreased consumer confidence and spending, and increased volatility in Singapore, the United States and the global financial markets and economy. As a result, our business operations and financial performance may be adversely affected.

Regular monitoring, strategic adaptation, and proactive management of these factors are crucial to maintaining the resilience and success of our group’s operations.

Results of Operations

Comparison of Results of Operations for the Financial Years Ended December 31, 2022 and 2023

Revenue

Total revenue decreased by approximately US$30,638,000 or 10% from approximately US$319,804,000 for the financial year ended December 31, 2022 to approximately US$289,166,000 for the financial year ended December 31, 2023.

Revenue generated equates to the total sales of product within the business. The decrease in revenue was mainly due to a significant decrease in market oil price as the fluctuation of pricing is a norm in this industry. The average of international oil price dropped from 2022 to 2023, from approximately US$113.47/bbl to US$88.30/bbl. This is mainly caused by the war between Russia and Ukraine.

As set forth in the following table, for the financial years ended December 31, 2022 and 2023, our revenue was derived from the following segment:

	Financial Years ended December 31,
	2022		2023
	US$’000%		US$’000%
Sale of crude oil	234,985	73.5	252,070	87.2
Sale of oil-based products	84,819	26.5	37,096	12.8
Total	319,804	100.0	289,166	100.0

Revenue by geographical location

For the financial years ended December 31, 2022 and 2023, substantially all of our revenue, was derived from customers located in Southeast Asia and East Asia.

	Financial Years ended December 31,
	2022		2023
	US$’000%		US$’000%
Southeast Asia	77,068	24.1	37,096	12.8
East Asia	242,736	75.9	252,070	87.2
Total	319,804	100.0	289,166	100.0

For the financial years ended December 31, 2022 and 2023, the percentage of revenue derived from customers in the PRC was 75.9% and 87.2% respectively, while the percentage of products that we source from suppliers in the PRC was 88.9% and 57.5% respectively.

Cost of revenue

Our cost of revenue primarily consists of purchases of crude oil and oil-based products. For the financial years ended December 31, 2022 and 2023, our cost of revenue was US$317,407,000 and US$285,037,000, respectively.

The decrease in our cost of revenue was in line with the decrease in revenue and primarily due to the significant decrease in market oil price as the fluctuations of pricing is a norm in this industry.

Gross profit and gross profit margin

Gross profit margin was approximately 1%, for both financial years ended December 31, 2022 and 2023. Our gross profit amounted to approximately US$2,397,000 and US$4,129,000, respectively, for the financial years ended December 31, 2022 and 2023.

Our gross profit increased by approximately US$1,732,000 during the financial years ended December 31, 2022 and 2023 even though our revenue had declined as the products we had sold during the financial year ended December 31, 2023 commanded a higher margin.

General and administrative expenses

For the financial years ended December 31, 2022 and 2023, our general and administrative expenses increased by approximately US$827,000 or 38.0% from approximately US$2,180,000 for the financial year ended December 31, 2022 to approximately US$3,007,000 for the financial year ended December 31, 2023, each representing approximately 1.0% of our total revenue for the respective financial years.

The following table sets forth the breakdown of our general and administrative expenses for the  financial years ended December 31, 2022 and 2023, respectively, indicated:

	Financial Years ended December 31,
	2022		2023
	US$’000%		US$’000%
Commissions	137	6.3	76	2.5
Demurrage charges	142	6.5	24	0.8
Depreciation and amortization	69	3.1	67	2.2
Freight and handling charges	540	24.8	1,147	38.1
Legal and professional fees	32	1.5	15	0.5
Letter of credit charges	43	2.0	44	1.5
Staff costs	251	11.5	447	14.9
Storage charges	899	41.2	1,104	36.7
Others	67	3.1	83	2.8
Total	2,180	100.0	3,007	100.0

Commission mostly comprises compensation paid to employees for any successful sales they make.

A common concept in international shipping, demurrage is a fee that must be paid when cargo remains at a port or terminal for longer than the agreed free time period specified in a shipping contract.

Depreciation and amortization expenses are charged on our property and equipment and also right-of-use asset.

Legal and professional fees consist of audit, tax and secretarial fees. No legal fees related to any lawsuit noted.

Letter of credit charges mainly represent charges incurred on trade-related activities such as letter of credits and bill payables.

Staff costs mainly represent the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. Staff costs increased by approximately US$196,000, or 78.0% from approximately US$251,000 for the financial year ended December 31, 2022 to approximately US$447,000 for the financial year ended December 31, 2023. Such increase was mainly attributable to the increase of staff costs due to the growth of overall business, leading to the expansion of staff (recruited new trader). The cost consists of employees’ salary, bonuses & allowances, and CPF Contributions.

Other expenses comprised insurance expenses, office supplies, repair and maintenance and other general expenses.

Other income

For the financial years ended December 31, 2022 and 2023, our other income increased by approximately US$150,000 or 143.0% from approximately US$105,000 for the financial year ended December 31, 2022 to approximately US$255,000 for the financial year ended December 31, 2023, primarily due to the interest income received by the Group from the placement of excess funds of the Group in fixed deposits.

The following table sets forth the breakdown of total other income for the financial years ended December 31, 2022 and 2023, respectively, indicated:

	Financial Years ended December 31,
	2022	2023
	US$’000	US$’000
Foreign exchange gain	6	3
Interest income	42	250
Shipping charges reimbursed	45	—
Other income	12	2
Total	105	255

Interest income

Interest income earned from bank fixed deposit. The increase in interest income from the financial year ended December 31, 2022 to December 31, 2023 was primarily due to the interest income received by the Group from the placement of excess funds of the Group in fixed deposits. The Group had placed an additional US$2,228,000 in fixed deposits compared to the year ended December 31, 2022, generating a higher interest income for the Group.

Government grants

Government grants comprise mainly grants received for Jobs Growth Incentive (“JGI”) and Jobs Support Scheme (“JSS”).

The JGI supports employers to expand local hiring from September 2020 to March 2023.

The JSS is an initiative introduced by the Singapore Government in February 2020 in response to the outbreak of COVID-19, and further enhanced in April, May and August 2020, to provide wage support to employers to help them retain local employees by co-funding 25% to 75% of the first S$4,600 of monthly salaries paid to each local employee in a 10-month period up to August 2020, and 10% to 50% of the same in the subsequent seven-month period from September 2020 to March 2021. JSS was extended by another 6 months covering wages paid from April 2021 to September 2021.

For the financial year ended December 31, 2022, government grants of approximately US$4,000 comprise mainly JGI and JSS.

Income tax expense

Our income tax expense increased by approximately US$156,000 from approximately US$69,000 in the financial year ended December 31, 2022 to approximately US$225,000 for the financial year ended December 31, 2023. Our effective tax rate was 17.0%. For the financial years ended December 31, 2022 and 2023, our income tax expense comprised current tax expense.

Net income

As a result of the foregoing, our net income amounted to approximately US$253,000 and US$1,152,000 for the financial years ended December 31, 2022 and 2023, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily relate to our operating expenses. Historically, we have met our working capital and other liquidity requirements through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings, as and when appropriate. From time to time, in recognition of our strong financial position, certain financial institutions have been willing to extend short term credit facilities to us. As of December 31, 2023, and as of the date of this prospectus, the amount outstanding with respect to these credit facilities is zero.

Cash flows

The following table summarizes our cash flows for the financial years ended December 31, 2022 and 2023:

	Financial Years ended December 31,
	2022	2023
	US$’000	US$’000
Cash and cash equivalents at beginning of the financial year	8,722	6,058
Net cash (used in)/provided by operating activities	(4,943)	3,800
Net cash provided by investing activities	2,737	62
Net cash used in financing activities	(458)	(1,675)
Net change in cash and cash equivalents	(2,664)	2,187
Cash and cash equivalents as at end of the financial year	6,058	8,245

Cash flows from operating activities

For the year ended December 31, 2022, our net cash used in operating activities was approximately US$4,943,000, primarily reflecting net income of approximately US$253,000, as adjusted by the following:

(a)     positive changes of approximately US$69,000 in non-cash items primarily including depreciation of property and equipment and amortization of right-of-use assets; and

(b)    an increase of approximately US$12,000 in interest expense; and

(c)     a decrease of approximately US$42,000 in interest income; and

(d)    positive changes of approximately US$36,000 in fair value loss on derivative financial instruments; and

(e)     negative changes of approximately US$5,271,000 in working capital primarily reflecting (i) an increase of approximately US$27,120,000 in receivables; (ii) a decrease of approximately US$50,000 in deposits, prepayments and other receivables; (iii) a decrease of approximately US$32,328,000 in accrued liabilities; (iv) a decrease in approximately US$49,000 in lease liabilities; (v) an increase of approximately US$46,000 in income tax payable; and (vi) a decrease in interest paid of approximately US$10,000.

For the year ended December 31, 2023, our net cash provided by operating activities was approximately US$3,800,000, primarily reflecting net income of approximately US$1,152,000, as adjusted by the following:

(a)     positive changes of approximately US$67,000 in non-cash items primarily including depreciation of property and equipment and amortization of right-of-use assets; and

(b)    an increase of approximately US$23,000 in interest expense; and

(c)     a decrease of approximately US$250,000 in interest income; and

(d)    negative changes of approximately US$21,000 in fair value gain on derivative financial instruments; and

(e)     positive changes of approximately US$2,829,000 in working capital primarily reflecting (i) an increase of approximately US$2,716,000 in receivables; (ii) an increase of approximately US$24,000 in deposits, prepayments and other receivables; (iii) a decrease of approximately US$44,000 in accrued liabilities; (iv) a decrease of approximately US$47,000 in lease liabilities; (v) an increase of approximately US$200,000 in income tax payable; and (vi) a decrease in interest paid of approximately US$20,000.

Cash flows from investing activities

For the year ended December 31, 2022, our net cash provided by investing activities was positive by approximately US$2,737,000, primarily consisting of positive changes in derivative financial instruments.

For the year ended December 31, 2023, our net cash provided by investing activities was positive by approximately US$62,000, primarily consisting of interest income.

Cash flows from financing activities

For the year ended December 31, 2022, our net cash used in financing activities was approximately US$458,000 consisting repayment of bank borrowings of approximately US$458,000.

For the year ended December 31, 2023, our net cash used in financing activities was approximately US$1,675,000 primarily consists of dividend paid of approximately US$1,500,000, and a decrease of approximately US$175,000 in amount due to related party.

Capital Expenditures

There were no capital expenditures incurred in the financial years ended December 31, 2022 and 2023.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Working Capital

We have sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, in the absence of unforeseen circumstances, considering the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Accounts receivable, net

Our accounts receivable, net, approximately US$3,429,000 and US$713,000 as of December 31, 2022 and 2023 respectively. This decrease in net accounts receivable was due to the shorter repayment time from customer to the company. We did not charge any interest on, or hold any collaterals as security over these accounts receivable balances. We generally offer credit periods of up to 90 days to our customers. We have not had, and do not expect to have, issues collecting payment from these longer aging invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31,
	2022	2023
	US$’000	US$’000
Within 90 days	2,622	713
Over 90 days	807	—
Total account receivable, net	3,429	713

We determine, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable is written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

Amount due from shareholder

The amount due from shareholder, Mega Origin, is US$1,411,000 and nil as of December 31, 2022 and 2023 respectively. The amount due from shareholder, Mega Origin, was fully offset by interim dividend declared and paid.

Accrued liabilities

	As of December 31,
	2022	2023
	US$’000	US$’000
Accruals	119	75
Total accrued liabilities	119	75

Our accrued liabilities were approximately US$119,000 as of December 31, 2022 and US$75,000 as of December 31, 2023 and is primarily made up of accrued expenses.

Contractual Obligations

We had the following contractual obligations as of December 31, 2022:

Contractual Obligations	Total	Less than 1 year	2 – 5 years	More than 5 years
Lease liabilities in US$’000	7	7	—	—
Total obligations in US$’000	7	7	—	—

We had the following contractual obligations as of December 31, 2023:

Contractual Obligations	Total	Less than 1 year	2 – 5 years	More than 5 years
Lease liabilities in US$’000	49	42	7	—
Total obligations in US$’000	49	42	7	—

Capital commitments

As of December 31, 2022 and 2023, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of December 31, 2022 and 2023, we had not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Taxation

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

British Virgin Islands

We are an exempted company incorporated in the British Virgin Islands. The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of estate duty or inheritance tax. There are no other taxes likely to be material to us levied by the government of the British Virgin Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the British Virgin Islands. The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the British Virgin Islands. In addition, the British Virgin Islands does not impose withholding tax on dividend payments.

Singapore

Delixy Energy Pte. Ltd. is operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17.0% on the assessable income arising in Singapore during its tax year. See “Material Tax Considerations”.

Critical Accounting Policies, Judgments and Estimates

Summary of significant accounting policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, if any, and balances due to, due from, long-term investment subsidiary, and registered paid in capital have been eliminated upon consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the financial years presented.

Significant accounting estimates reflected in our consolidated financial statements in the period include the allowance for doubtful accounts on accounts and other receivables, assumptions used in assessing right-of-use assets and impairment of long-lived assets, and deferred tax valuation allowance. Actual results could vary from the estimates and assumptions that were used. Actual results could differ from these estimates.

Given the uncertainty regarding the length, severity, and ability to combat the COVID-19 pandemic, we cannot reasonably estimate the impact on our future results of operations, cash flows, or financial condition. As of the date of this prospectus, we are not aware of any specific event or circumstance that would require us to update our estimates, our judgments, or the carrying value of our assets or liabilities. These estimates may change as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to our consolidated financial statements.

(c) Accounts receivables

Accounts receivables include trade accounts due from customers in the sale of products.

Accounts receivable is recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

(d) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold property	Over the remaining lease term
Office equipment	4 Years
Computers	4 Years
Furniture & fittings	4 Years
Renovation	2 – 4 Years
Motor vehicle	8 Years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2022 and 2023, no impairment of long-lived assets was recognized.

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property, plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

(e) Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Revenue from goods sold and services provided

Revenue from sales of goods and services in the ordinary course of business is recognized when the Company satisfies a performance obligation (“PO”) by transferring control of a promised good or service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

The transaction price is allocated to each PO in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual stand-alone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with an observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time following the timing of satisfaction of the PO. Typically, POs for products and services where the process is as described below, the PO is satisfied at a point in time. For the sale of oil products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions, including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location, at which point title to that asset passes to the customer. The completion of this earning process is evidenced by transport documents such as bill of lading or delivery order.

Trading of derivatives embedded in sales contracts or at the requested from the suppliers for oil products are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value as at each reporting date. The resulting gain or loss is recognized under statements of income.

(f) Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes, or ASC 740. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the financial years ended December 31, 2022 and 2023, we did not have any interest and penalties associated with tax positions. As of December 31, 2022 and 2023, we did not have any significant unrecognized uncertain tax positions.

We are subject to tax in local and foreign jurisdiction. As a result of our business activities, we file tax returns that are subject to examination by the relevant tax authorities.

(g) Leases

Effective from January 1, 2020, we adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right-of-use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the FASB including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

(h) Related parties

We follow the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

(i) Fair value measurement

We follow the guidance of the ASC Topic 820-10, Fair Value Measurement and Disclosure, or ASC 820-10, with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;
Level 2:

Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

Level 3:

Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of our financial instruments: cash and cash equivalents, accounts receivable, deposits and other receivables, amount due from shareholder, accounts payable and accrued liabilities, dividend payable, lease liabilities and hedging contracts approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. We account for loans receivable at cost, subject to impairment testing. We obtain a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

Our non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment. Financial instruments are fair value financial assets that are marked to fair value and are accounted for as under Level 3 under the above hierarchy except for derivative instruments that are marked to fair value and are accounted for as under Level 2.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Recent Accounting Pronouncements

On October 28, 2021, the FASB issued ASU 2021-08, which amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. According to the FASB, this Update is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the following: (1) recognition of an acquired contract liability, and (2) payment terms and their effect on subsequent revenue recognized by the acquirer. The ASU’s amendments are effective in fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for public business entities, and are effective in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years for all other entities. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In November 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Company is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

Other accounting standards that have been issued by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Impact of Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2023 and 2022 were 4.2% and 4.1%, respectively. As of the date of this prospectus, inflation in

Singapore has not materially affected our profitability and operating results. While recent inflationary pressures have led to such increase in costs and impacted our operations, we have been able to mitigate this impact due to our strong market position and pricing power, which has allowed us to pass these costs on to our customers through back-to-back agreements. As a result, our profitability and operating results have not been impacted by recent inflationary pressures. However, we can provide no assurance that we will not be affected by such inflationary pressures in Singapore or globally in the future. In the event that the inflationary pressures continue to increase to any material extent, and we continue to pass along the increased costs to our customers, it may result in loss of sales and loss of customers, thereby adversely impacting our margins and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from lease liabilities. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2022 and 2023, the lease liabilities were at fixed interest rates.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the relevant economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is a risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

Our reporting currency is the United States dollars, and almost all of our consolidated revenues and consolidated costs and expenses are in United States dollars.

Internal Control Over Financial Reporting

We currently lack personnel adequately trained in and have appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. As such, we have implemented and plan to implement a number of measures to address this issue including: (i) engaging an external consulting firm to assist us with our financial reporting in US GAAP; (ii) allocating additional resources to improve financial oversight function; (iii) introducing formal business performance review process, and preparing and reviewing the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements; and (iv) providing our relevant finance staff with appropriate training in connection with the requirements of U.S. GAAP.

HISTORY AND CORPORATE STRUCTURE

Corporate Structure

Our Company was incorporated in the Cayman Islands on May 16, 2024, under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$500,000 divided into 500,000,000 Ordinary Shares, par value of US$0.001 each. Following incorporation, our entire issued share capital was held solely by Mr. Xie. Per the reorganization to be executed on [•], 2024, Mr. Xie will transfer [18.62]%, [4.90]%, [4.90]%, [4.90]% and [3.34]% of his shares to Novel Majestic, Cosmic Magnet, Dragon Circle, Rosywood Holdings and Golden Legend respectively. On [•], 2024, Mr. Xie will transfer his [63.34]% interest in our Company to his wholly-owned company, Mega Origin, for cash at par. On [•], 2024, Mega Origin will transfer its entire equity interest in Delixy to us in consideration of our allotment and issue to it of one share credited as fully paid.

Historically, our Group was comprised of Delixy Energy. Prior to the effective date of the registration statement of which this prospectus forms a part, we completed a reorganization whereby the entire share capital of Delixy Energy was transferred to Delixy International, resulting in our holding of the entire issued share capital of Delixy indirectly.

Organization Chart

The chart below sets out our corporate structure as at the date of this prospectus assuming an internal group reorganization has been completed with percentages held pre and post offering.

____________

Notes:

(1)      Mega Origin, a company incorporated in the BVI and is wholly-owned by Mr. Xie.

(2)      Novel Majestic, a company incorporated in the BVI and is wholly-owned by Tran Tieu Cam, an Independent Third Party.

(3)      Cosmic Magnet, a company incorporated in the BVI and is wholly-owned by Tan Siok Sing, an Independent Third Party.

(4)      Dragon Circle, a company incorporated in the BVI and is wholly-owned by Hong Shieh Jang, Marcus, an Independent Third Party.

(5)      Rosywood Holdings, a company incorporated in the BVI and is wholly-owned by Wu Ke’Er Holly Elenna, an Independent Third Party.

(6)      Golden Legend, a company incorporated in the BVI and is wholly-owned by Chor Chung Heong, an Independent Third Party.

Entities

A description of our principal operating subsidiary is set out below.

Delixy Energy Pte. Ltd.

Delixy Energy Pte. Ltd was incorporated in Singapore on September 10, 2007 and is our indirect wholly-owned subsidiary with an issued share capital of 1,000,000 shares of S$1.00 each which is held as to 100.0% by Delixy International Limited following the internal group reorganization on [•], 2024. Delixy Energy carries on the business of trading in crude oil and oil-based products.

INDUSTRY OVERVIEW

All the information and data presented in this section have been derived from Frost & Sullivan Limited (“Frost & Sullivan”)’s industry report commissioned by us entitled “Crude Oil and Petroleum Products Trading Market Study in Singapore” (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF CRUDE OIL AND PETROLEUM PRODUCTS TRADING IN SINGAPORE

Definition and Classification

Crude oil, also known as petroleum, is a naturally occurring global commodity composed of hydrocarbon deposits and other organic materials. Crude oil is further refined in the midstream to produce usable products including gasoline, diesel, and various other forms of petrochemicals for various downstream usage.

Crude oil is mostly exploited through oil drilling. An oil well is a boring in the Earth that is designed to bring crude oil hydrocarbons to the surface. Wells can be located either on land and offshore, while offshore wells can be further categorised into (i) wells with subsea wellheads where the top of the well is sitting on the ocean floor under water; and (ii) Wells with dry wellheads, where the top of the well is above the water on a platform or jacket.

Value Chain

Source: The Frost & Sullivan Report

The crude oil value chain is a complete network of interconnected suppliers of labor, commodities, and information reaching into different communities and industries. It is highly capital-intensive and includes firms in industrial equipment and machinery, construction and well services, information technology, logistics, materials, and the professional, financial and other services sectors. The crude oil value chain can be divided into upstream, midstream, and downstream segments.

The upstream sector of the crude oil value chain is also known as the Exploration and Production (E&P) sector. The main content of the upstream sector includes the search for potential underground or subsea oil fields and the drilling of exploration wells, which recover and bring crude oil to the ground surface.

The midstream industry involves crude oil trading, distribution, storage, sale and transportation of crude oil, and main transportation includes pipelines, tankers, trucks, ships, and railways.

The downstream sector involves the refining, processing, distributing, and marketing of crude oil. It includes the sale and distribution of processed crude oil, as well as products derived from crude oil, such as liquefied petroleum gas, gasoline, jet fuel, diesel, other fuel oils, asphalt and petroleum coke. The major parties here include refineries, petroleum product distribution and retail stores.

Market Size in APAC region

Crude oil demand in the Asia-Pacific region is reflective of its dynamic economic landscape, characterized by a diverse range of economies from emerging markets to developed nations. The region‘s demand for crude oil stood at 35,807.6 thousand barrels per day in 2019, a testament to its robust industrial base, burgeoning transportation needs, and the growing consumption of petroleum products across various sectors. Despite global challenges, the demand maintained an upward trajectory, reaching 37,209.5 thousand barrels per day by 2023, representing a CAGR of approximately 1.0% during 2019 to 2023. Such persistent growth is largely attributed to the region’s expanding economies, increased urbanization, and higher energy requirements. Looking ahead, the APAC region’s crude oil demand is projected to continue its growth momentum. With economic development, advancements in infrastructure, and the rising energy consumption associated with improved living standards, the demand is forecasted to grow at a CAGR of 2.7% from 2024 to 2028. This is expected to result in a demand of 42,345.7 thousand barrels per day by the end of 2028, signaling the region’s escalating energy needs and its significant role in the global oil market.

Source: OPEC, The Frost & Sullivan Report

Crude oil exports from the APAC region have shown a downward trend between 2019 and 2023. Starting at 939.9 thousand barrels per day in 2019, decreased to 649.5 thousand barrels per day by 2023, representing a CAGR of approximately -8.8%, largely attributable to the shrink in overall production.

On the import side, APAC demonstrates a vigorous demand for crude oil. In 2019, the region imported 24,832.1 thousand barrels per day. This import volume grew to 25,265.1 thousand barrels per day by 2023, and it is projected to rise significantly to 28,751.4 thousand barrels per day by 2028. The increasing trajectory of crude oil imports is a result of the region’s growing energy needs driven by economic development, industrialization, and an expanding transportation sector.

Source: OPEC, The Frost & Sullivan Report

China’s demand for crude oil is driven by its rapidly growing economy, expanding middle class, and increasing urbanization. As the world’s largest importer of crude oil, China’s oil consumption is a significant factor in global oil markets. The country’s oil demand is primarily driven by the transportation, industrial, and petrochemical sectors. China’s crude oil demand increased from 13,808 thousand barrels per day in 2018 to 15,935 thousand barrels per day in 2023, representing a CAGR of approximately 3.6%. In China, the transportation sector is the primary driver of oil demand, as the country has seen a rapid increase in the number of vehicles on its roads. The industrial sector, including manufacturing and construction, also contributes significantly to China’s oil consumption. Additionally, the petrochemical industry, which produces various chemicals and plastics, relies heavily on crude oil as a feedstock. With China’s economy expected to continue its robust growth in the near future, the crude oil demand in China is projected to grow at a CAGR of 5.4% from 2024 to 2028, reaching 21,023.1 thousand barrels per day in 2028.

Market Size in China

Source: OPEC, The Frost & Sullivan Report

The crude oil export in China increased from 16.1 thousand barrels per day in 2018 to 28.7 thousand barrels per day in 2023, at a CAGR of 15.5%. Despite being the world’s largest importer of crude oil, China has been increasing its crude oil exports in recent years, primarily due to the expansion of its refining capacity and the government’s efforts to optimize its domestic oil industry. China’s growing refining sector allows the country to process more crude oil and export refined petroleum products to other countries in the Asia region and beyond. As China continues to expand its refining capabilities and seeks to maintain a balance between domestic supply and demand, the country’s crude oil exports are expected to remain stable in the near future. The crude oil export in China is projected to increase and reach 34.2 thousand barrels per day from in 2028, reflecting the country’s strategic approach to managing its oil resources and its role in the global oil market.

Source: OPEC, The Frost & Sullivan Report

In 2023, the imports of crude oil in China amounted to 11,300.0 thousand barrels per day. The amount of crude oil imported to China increased over the period between 2018 to 2023, with the country maintaining its position as the world’s largest crude oil importer. China’s growing demand for oil, driven by its expanding economy, increasing urbanization, and rising middle class, has been the primary factor behind the sustained growth in its crude oil imports.

With the expected continuation of China’s economic growth and the increasing demand for oil in the transportation, industrial, and petrochemical sectors, the import of crude oil in China is projected to grow at a CAGR of 7.0% from 2024 to 2028, reaching 16,218.6 thousand barrels per day by 2028.

Source: OPEC, The Frost & Sullivan Report

The petroleum products exported by China include fuel oil, gas/diesel oil, gasoline, jet fuel kerosene, naphtha, and other petroleum products. In 2023, China exported 1,343.0 thousand barrels per day of petroleum products, which is influenced by the energy needs of neighboring countries, as well as the global market dynamics and the competitiveness of Chinese refineries.

As China continues to expand its refining capacity and optimize its domestic oil industry, the country is expected to play an increasingly important role in supplying petroleum products to the Asia-Pacific region. The growing energy demand in emerging economies and the ongoing industrialization in the region are expected to drive the demand for China’s petroleum product exports. The export of petroleum products from China is projected to reach 1,503.7 thousand barrels per day in 2028, growing at a CAGR of 1.5% from 2024 to 2028.

Source: OPEC, The Frost & Sullivan Report

China’s petroleum product imports increased from 1,389.4 thousand barrels per day in 2018 to 2,685.4 thousand barrels per day in 2023, representing a CAGR of approximately 17.9%. Despite extensive refining capabilities, China relies on imports to meet its growing demand for high-quality fuels and petrochemical feedstocks. Driven by economic growth and increasing demand, China’s petroleum product imports are projected to reach 4,395.6 thousand barrels per day by 2028, growing at a CAGR of 8.8% from 2024 to 2028.

Source: OPEC, The Frost & Sullivan Report

Market Size in Singapore

Singapore’s demand for crude oil is driven by its extensive refining industry, which processes crude oil into various petroleum products like gasoline, diesel, jet fuel, and petrochemicals. As Singapore serves as a major trading and storage hub for the Asia region, and its oil industry is highly integrated with the global market, the demand for crude oil in Singapore is influenced not only by domestic consumption but also by regional demand. The crude oil demand in Singapore decreased from 1,409.6 thousand barrels per day in 2019 to 1,452.1 thousand barrels per day in 2023.

In Singapore, domestic demand for oil is primarily driven by transportation and industrial sectors. As a highly urbanized and industrialized country, Singapore relies heavily on oil for fueling vehicles, power generation, and industrial processes. With the sustained economic growth in the near future, the crude oil demand in Singapore is expected to grow at a CAGR of 2.6% from 2024 to 2028, reaching 1,647.7 thousand barrels per day in 2028.

Source: Energy Market Authority of Singapore, The Frost & Sullivan Report

The crude oil export in Singapore increased from 965.9 ktoe in 2019 to 1,030.0 ktoe in 2023, at a CAGR of 1.6%. The Singapore crude oil market is expected to remain a vital hub for trading and refining crude oil due to its strategic location and advanced refining facilities position it as a key player in the global crude oil market. As energy demands continue to rise, especially in the Asia region, Singapore role in crude oil trading and refining is likely to grow, supporting the market`s stability and development. The crude oil export in Singapore is expected to attain the CAGR of 3.4% from 2024 to 2028, reaching 1,220.9 ktoe in 2028.

Source: Energy Market Authority of Singapore, The Frost & Sullivan Report

In 2023, the imports of crude oil in Singapore amounted to 50,500.0 ktoe. The amount of crude oil imported to Singapore decreased over the period between 2019 to 2023 and reached its peak in 2019. With the recovery of domestic demand for oil and the sustained growth in trading of oil, the import crude oil in Singapore is expected to grow at a CAGR of 3.4% from 2024 to 2028.

Source: Energy Market Authority of Singapore, The Frost & Sullivan Report

The petroleum products include fuel oil, gas/diesel oil, gasoline, jet fuel kerosene, naphtha and other petroleum products. In 2023, Singapore exported 74,186.6 Ktoe petroleum products to other countries, including Malaysia, Australia, Indonesia, Burma, and Bangladesh. The export demand for petroleum products is influenced by the energy needs of neighboring countries, including emerging economies and industrialized nations. Asia’s economic growth, infrastructure development, and transportation requirements would continue to drive the demand for Singapore’s petroleum product exports, which is expected to reach 86,839.6 ktoe in 2028 at a CAGR of 3.2% from 2024 to 2028.

Source: Energy Market Authority of Singapore, The Frost & Sullivan Report

The petroleum products import in Singapore recorded a downward trend from 2019 to 2023. Singapore relies on imports to supplement its domestic demand for various petroleum products. Singapore has a significant demand for petroleum products to meet its energy needs in transportation sector, industrial activities, power generation, and residential consumption. While Singapore has refining capabilities, its refining capacity is not sufficient to meet the entirety of its petroleum product demand. Therefore, Singapore relies on imports to bridge the gap between domestic production and consumption. Going forward, Singapore continues to serve as a trade and distribution hub for petroleum products in Asia and the economic recovery in Singapore would drive the domestic demand for petroleum products. The petroleum product import in Singapore is expected to grow at a CAGR of 3.2% from 2024 to 2028.

Source: Energy Market Authority of Singapore, The Frost & Sullivan Report

Market Drivers and Trends Analysis

Growing Regional Demand:    As a major trading hub for the Asia region, the growing economies in this region, such as China, India, and Southeast Asian countries, drive the demand for crude oil and petroleum products in Singapore. China has a high demand for crude oil and petroleum products to support its expanding manufacturing, transportation, and construction sectors. India is also experiencing robust economic growth, driving the demand for energy to meet its industrial and transportation needs. Similarly, Southeast Asian countries, such as Indonesia, Malaysia, Thailand, and Vietnam, are witnessing rapid industrialization and urbanization. These countries require substantial amounts of energy, including crude oil and petroleum products, to fuel their economic development and support their growing populations. Rapid industrialization, urbanization, and increasing transportation needs contribute to the rising demand for crude oil and petroleum products in Singapore.

Leading Position in Refining Capacity:    Singapore is one of the world’s leading refining centers and has the world’s fifteenth largest refining capacity, as of 2022. It has the capacity to process approximately 1.5 million barrels per day of crude oil, which contributes to its status as a major trading hub for crude oil and petroleum products. Singapore is also home to a number of major petrochemical plants, which produce a range of products including ethylene, propylene, and aromatics. These include refineries owned by companies such as ExxonMobil, Shell, BP, Chevron, and Singapore Refining Company. Some of the refineries in Singapore are integrated with petrochemical facilities. This integration allows for the production of petrochemical feedstocks, such as ethylene and propylene, which are essential building blocks for plastics and other chemical products. The continued upgrading and expansion of the refinery facilities in Singapore would further improve efficiency, enhance environmental performance, and meet evolving product specifications and regulatory requirements. The leading position in refinery capacity is expected to driver the growth of crude oil and petroleum products trading in Singapore.

Digital Transformation:    The crude oil and petroleum products trading industry in Singapore is undergoing rapid transformations. Advanced process control systems are applied to utilize advanced algorithms and real-time data analysis to optimize refinery operations. These systems help refineries improve process efficiency, reduce energy consumption, and enhance product quality by optimizing process variables and minimizing operational deviations. Digital technologies, such as the Internet of Things and big data analytics, are also being increasingly adopted in refineries. By collecting and analyzing large volumes of operational data, refineries can gain insights into process performance, equipment health, and predictive maintenance, leading to optimized operations and cost savings. The innovation of new technologies has improved operational efficiency, enhanced product quality, and addressed environmental challenges, which in turn promoting the market growth.

The Supportive Government Policies and Established Trading Infrastructure:    The Singapore Government has implemented various policies to promote and facilitate oil trading in the country, which aim to attract international oil traders, enhance market liquidity, and establish Singapore as a global oil trading hub. The Singapore Government has created a pro-business environment by implementing favorable tax policies, streamlined regulations, and a robust legal framework. These measures attract international oil companies and traders to set up their operations in Singapore. For example, the Commodity Trading Act 1992 regulates spot commodity trading and promotes bona fide business activities involving spot commodity trading as well as protects investors and the public against bucket shops in spot commodity trading. In particular, the Singapore Government has invested in developing world-class infrastructure to support oil trading activities. This includes the construction of storage terminals, refineries, blending facilities, and trading platforms. The presence of reliable infrastructure ensures efficient logistics, storage, and distribution of oil and petroleum products. Singapore has established a strong trading infrastructure, including commodity exchanges, storage facilities, and oil trading companies. The supportive government policies and established trading infrastructure attract the major international oil companies, commodity traders, and financial institutions, which in turn facilitate trading and enhance market liquidity.

Market Opportunities Analysis

Clean Energy Transition:    The Singapore government is actively encouraging clean energy initiatives to combat climate change and decrease carbon emissions. They have established goals to raise the proportion of renewable energy in Singapore’s energy blend and endorse the growth of solar power, wind energy, and other sustainable sources. Singapore’s emphasis on clean energy and sustainability presents prospects for trading low-carbon and renewable energy solutions. As Singapore strives to augment the use of renewable energy in its energy mix, the demand for trading renewable energy certificates, carbon credits, and sustainable fuels is expected to increase in the coming years.

Well-established Connectivity and Logistics Networks:    Singapore is one of the world’s most connected countries, strategically located along the world’s major trade, shipping and aviation routes. The trading companies leverage Singapore’s robust connectivity and logistics networks to gain access to diverse markets across Asia and beyond. Singapore is situated at the southern tip of the Malay Peninsula, strategically positioned at the crossroads of major shipping routes and air corridors in the Asia. It serves as a gateway between East and West, connecting markets in Asia, Europe, the Middle East, and the Americas. Singapore’s strategic location enables traders to engage in cross-border trading and seize market opportunities in neighboring countries. Singapore’s well-established infrastructure and trade relationships facilitate efficient import and export activities, making it an attractive hub for regional and international trade.

Market Risk Analysis

Impact of Oil Price Fluctuation:    The investment in oil refinery and production is positively correlated to oil prices. If the oil price decreases, there is increase in distressed asset sales across the industry, debt restructuring, and layoffs, as well as consolidation through mergers and acquisitions. Amid low oil prices, investment in oil industry would drop accordingly as investors are more concerned about profit margins. The oil price fluctuation may affect the investment in oil industry, which has long — term impact on oil production and refinery capacity. In addition, oil price fluctuations directly impact the profitability of oil trading. Traders buy and sell oil at different prices, aiming to profit from the price differential. When oil prices rise, traders who have bought oil at lower prices can sell it at a higher price, generating profits. Conversely, when oil prices decline, traders may face losses if they have bought oil at higher prices.

Crude Oil Price Analysis

Since 1 January 2020, the international market oil price has been experiencing a plummet after OPEC’s failure to strike a deal with its allies on the output cut in March 2020 and Saudi Arabia’s reaction intensified the situation by way of cutting oil prices and boosting production. The global outbreak of the COVID-19 pandemic also restrained the demand of crude oil, which further intensified oil supply and demand imbalance. In April 2020, crude oil price plummeted to below US$20 per barrel. The crude oil price started to rebound since May 2020 due to the rebalancing of oil supply and demand along with world’s top oil producers such as Saudi Arabia, UAE and Kuwait ended their voluntary extra oil production.

Crude oil price is greatly influenced by some geopolitics factors such as the diplomatic behaviors of major OPEC countries in the world. In early October 2022, with a view to spurring a recovery in crude prices, the OPEC+ have announced the reduction of crude oil production by 2 million barrels per day from November. Subsequently in April 2023, with a view to supporting market stability, the OPEC+ announced further oil output cuts of approximately 1.66 million barrels per day, starting from May 2023, which is likely to contribute to lifting crude oil price in the short run. In June 2023, OPEC+ stated the output cuts announced earlier to be extended till the end of 2024, making the aggregated production volume target of the members of OPEC+ adjusted to 40.46 million barrels per day for 2024. The immediate impact of the OPEC+ cut is likely to be higher oil prices, at least in the short term. Considering the sustained impact of the shortfall of crude oil supply from Russia attributable to the crisis in Ukraine and the subsequent international sanctions on Russia as well as the Red Sea crisis, according to the Short-Term Energy Outlook published in March 2024 administered by the U.S. Energy Information Administration (“EIA”), Brent crude oil price is anticipated to average US$87.0 per barrel in 2024. The EIA also forecasted that when OPEC+ supply cuts are set to expire. In 2025, it is expected to put slight downward pressure on the Brent price in 2025, reaching US$84.8 per barrel in 2025.

Source: EIA, The Frost & Sullivan Report

COMPETITION OVERVIEW

Singapore has established itself as one of the top three global oil trading and global refining hubs. The country has a strategic location at the crossroads of the Indian and Pacific Oceans, sound financial system, excellent infrastructure, transparent legal system and a skilled workforce. Singapore has a total crude oil refining capacity of 1.5 million barrels per day (bbl/d). Its three main refineries are ExxonMobil’s 605,000-bbl/d refinery at Pulau Ayer Chawan, Royal Dutch/Shell’s 500,000-bbl/d refinery on Pulau Bukom and the Singapore Refining Company’s 290,000-bbl/d refinery on Pulau Merlimau. In addition, Singapore is the market leader for high-end floating production, storage and offloading conversions and jack-up rigs, as well as the regional headquarter for most of the key players in the industry. The oil and petroleum product trading industry in Singapore is relatively fragmented with more than 100 market participants in 2023. The leading trading companies have built extensive networks, established relationships with suppliers and buyers, and have a proven track record in the industry. They possess deep industry expertise, advanced trading capabilities, and comprehensive risk management strategies, giving them a competitive edge.

The Group is the fifth largest Singapore-based crude oil and petroleum products trading company in 2023, with a revenue of USD289.4 million.

Source: The Frost & Sullivan Report

Entry Barriers

Hefty Capital Investment:    Trading in crude oil and petroleum products typically requires significant upfront capital investment for various purposes, including but not limited to coverage of initial margins, trading positions, and potential price fluctuations. The size of the trading capital will depend on the scale and scope of the trading activities intended. As the high oil price volatility leads to significant financial risks, traders must have the financial capacity to absorb potential losses resulting from price fluctuations. Adequate capital reserves and risk management strategies are essential to mitigate these risks. Demonstrating financial stability and having access to adequate funding sources can be crucial for entry into the market.

Access to Infrastructure and Logistics:    Access to storage facilities, transportation networks, and dependable supply chains is crucial for trading companies. However, securing storage space can be difficult due to limited availability, particularly for large-scale operations. Existing storage operators may have long-term contracts or restricted capacity for new entrants. Obtaining storage space often necessitates substantial upfront investments or entering into long-term agreements. Furthermore, establishing the necessary infrastructure for oil trading, such as storage terminals, pipelines, and loading/unloading facilities, can be costly. Building or leasing these facilities, as well as their ongoing maintenance and operation, can present barriers for new entrants with limited financial resources.

Industry Connections:    In the oil and petroleum products trading industry in Singapore, the existing trading companies have established solid relationship with oil suppliers, buyers, banks, and other intermediaries. The government as well as midstream and downstream players prefer an already solidly established and working relationship with current traders in order to eliminate uncertainty in collaboration with new players. As such, it poses challenges for new players to probe into the existing eco-system of the industry.

Factors of Competition

Industry Expertise and Service Offering:    Deep knowledge and expertise are essential for success in the oil trading industry. Established players, with their years of experience, possess a comprehensive understanding of market dynamics, encompassing factors such as supply and demand, price volatility, geopolitical influences, and regulatory landscapes. This expertise enables them to make informed trading decisions, identify lucrative opportunities, and effectively manage risks. Competing traders also prioritize comprehensive market analysis and research capabilities. They diligently track global oil markets, geopolitical events, economic indicators, and other factors that influence oil prices. Well-established players often have dedicated research teams and access to advanced analytical tools, providing them with a competitive edge.

Reputation and Brand Awareness:    Established trading companies have a proven track record in distributing crude oil and petroleum products, which has earned them a strong market reputation and brand awareness. Their reputation is built on fair and reliable trading practices, fulfilling contractual obligations, and providing high-quality services. This reputation instills trust and confidence in counterparties, suppliers, and buyers, making them attractive partners. As a result, existing market participants with a positive brand reputation and an established client portfolio have a competitive advantage in attracting and retaining clients. New entrants may face challenges in acquiring business from prospective clients, requiring additional effort and time to establish trust and credibility. Consequently, existing market players have a competitive edge in expanding their business network and exploring new clients.

Economies of Scale:    Benefitting from the large scale of business and operation, established and sizable trading companies can enjoy higher bargaining power to negotiate with suppliers and cost synergies to provide comprehensive and value-added services to customers from different industries. Therefore, economies of scale can be a major setback for the new entrants with limited scale of operation, product and service offerings.

BUSINESS

OVERVIEW

We are a holding company incorporated in the Cayman Islands with operations conducted by our Singapore subsidiary which is incorporated in Singapore.

As a holding company incorporated in the Cayman Islands with no material operations, we conduct our operations in Singapore through our operating subsidiary, Delixy Energy Pte. Ltd.. We are principally engaged in the trading of oil related products, which can be broadly categorized into (i) crude oil and (ii) oil-based products such as naphtha, motor gasoline, gas oil, fuel oil, asphalt, base oil and other petrochemicals.

We trade our products across multiple countries in Southeast Asia and East Asia, and we have established a presence in the oil trading markets in these countries. For the financial years ended December 31, 2022 and 2023, our total trading volume increased by 17.9% from 2,765 kBBLs (where 1 kBBL is equal to 1,000 barrels of oil) to 3,261 kBBLs, respectively. For the financial years ended December 31, 2022 and 2023, our total trading revenue decreased by 9.6% from US$319,804,000 to US$289,166,000, respectively.

Crude oil trading represents a core aspect of our business as it accounts for a significant portion of our revenue. For the financial years ended December 31, 2022 and 2023, trading in crude oil represented 73.5% and 87.2% of our total trading revenue, respectively. The trading in various oil-based products make up the rest of our total trading revenue and for the financial years ended December 31, 2022 and 2023, these make up 26.5% and 12.8% of our total trading revenue, respectively.

We typically enter into back-to-back agreements with our suppliers after our customer has agreed on the terms of the purchase so as to reduce our exposure and trading risks. We may also enter into swap agreements or trade in oil and oil-based products derivatives to further hedge our positions.

We leverage on our strong existing relationships with our customers and suppliers as well as our deep experience and understanding of the oil industry to provide certain value-added services to our customers. This includes recommending to our customers optimal trading strategies tailored to their specific needs, and providing shipping and logistical support where required. In addition, our financing capabilities allow us to extend credit terms to our customers while satisfying the immediate payment terms required by our suppliers.

OUR COMPETITIVE STRENGTHS

We believe our main competitive strengths are as follows:

We have the financial capability to provide our customers with financing alternatives and credit terms

Most suppliers of crude oil and oil-based products require payment on delivery with minimal credit terms and this lack of flexibility may limit buyers who may require more accommodating payment arrangements. On the other hand, we are able to provide our customers with credit terms of up to 90 days by leveraging our strong balance sheet position as well as short term loan facilities available to the Group. Our ability to extend these advantageous credit terms to our customers allows us to cater to the diverse needs of our customers across multiple countries and to provide them with the financial flexibility they may require for their business operations. This in turn allows us to develop and maintain long-lasting relationships with our customers based on trust, and to provide differentiated offerings centered on flexible financing and/or delivery options. Our principal funding sources include short term loan facilities drawn down and secured by the underlying physical commodity and trade. From time to time, in recognition of our strong financial position, certain financial institutions have been willing to extend short term credit facilities to us. As of December 31, 2023, and as of the date of this prospectus, the amount outstanding with respect to these credit facilities is zero. This approach not only minimizes risks but also grants us access to competitively priced funding, thereby allowing us to deliver flexible financing solutions to our customers whilst maintaining financial prudence.

We have a diversified portfolio of oil products

We trade in a diversified portfolio of oil products, including crude oil, naphtha, motor gasoline, gas oil, fuel oil, asphalt and base oil. Crude oil serves as the basis for a variety of petroleum products such as propane, asphalt, petrochemical feedstocks and more. With a portfolio founded on crude oil and its derivatives, we are able to cater to our customers’ demands across various industries and geographic regions. This ensures that our revenue is not seasonal or dependent on any specific sector or industry. In addition, in line with our ongoing commitment to global sustainability, we are also actively exploring opportunities to expand our product offerings to include sustainable fuels, including sustainable fuel products related to hydrogen energy and stationary energy storage systems. This would further enhance the variety of our product offerings and ensure that our revenue streams remain resilient to changes in global trends.

We have an experienced management team with strong relationships across our value chain

Our management team headed by our Executive Chairman, Chief Executive Officer and Executive Director, Mr. Xie, has decades of experience in oil trading as well as in the oil industry generally, including oil refining and logistics.

While we are not dependent on any individual supplier or groups of suppliers of crude oil or oil-based products, we maintain strong relationships with these suppliers and are able to leverage on our relationships with them to gain market insights and ensure a reliable supply of crude oil and oil-based products to our customers. We are also able to tap on the strong relationships we have with storage facilities providers as well as fleet and logistics providers in the event that we are required to provide bulk breaking or transportation services to our clients. Our team of traders are experienced and well equipped to identify and leverage arbitrage windows to maximize our value-added services, as well as to ensure that we hedge any outstanding positions that we may have from time to time effectively, thereby reducing any potential losses in our activities.

We have robust and strong risk management and internal controls capabilities

We believe that the ability to manage risk is one of our key strengths. Risk management is a core function under the supervision of our senior leadership structure. Our sound risk management practices have contributed to our positive performance through the volatile market environment in recent years and have helped to mitigate earnings volatility. We have stringent hedging practices and generally only enter into swaps or trade in derivatives of the oil and oil-based products we sell to the extent required to hedge our positions. Further, to the extent commercially practicable, we also prefer to enter into back-to-back agreements where we will place a back-to-back purchase order with our suppliers only after our customer has confirmed the terms of its order. This is done to limit any potential exposure we may have in terms of price fluctuations.

Our risk management processes in relation to the onboarding of new customers and suppliers are managed closely by a risk management committee which comprises three (3) members, with each member having a veto right in respect of the onboarding of every new customer and assessment of every new supplier. After approval is obtained for onboarding of the customer, our operations team will then take over to service the customer, and our finance team will monitor the trades entered into and our positions on an ongoing basis. For trades where we obtain bank financing and where our purchase pricing terms differ from our selling pricing terms, we may operate tripartite accounts at brokerage houses with our banks, for which all our derivative trading positions require the approval of ourselves and our bankers. We believe that these measures have enabled us to weather through the differing operating climates in the last two (2) decades that we have been in operation.

We are strategically located in Singapore, Asia’s refined products trading hub

Products such as gas oil and fuel oil are primarily sourced from Europe and the Middle East and distributed to companies across Southeast Asia and East Asia. Singapore has an extensive tank farm capacity and is supported by strong bunkering demand in the region. Coupled with the ease of doing business in the country, availability of banking facilities and an established and stable legal system, Singapore is both well-equipped and strategically positioned to be an oil trading hub. Our position in Singapore therefore allows us to take advantage of arbitrage opportunities arising from price differentials or variations in pricing formulas across regions and time zones.

OUR STRATEGIES

Expand our trading team

We believe that our success is derived from our deep understanding of the markets in which we trade in, our products and our customers. We draw on our knowledge and understanding of the local markets, the specific demands of our customers, as well as of the various types of oil-based products to shape our risk management strategies and provide to our customers various value-added services, including advising them on optimal trading strategies.

To further strengthen this competitive advantage of ours, we plan to expand our trading team by hiring market researchers and traders. In particular, we are aiming to expand the team of market researchers whose primary focus will be to conduct in-depth market research, including analyzing external reports, data trends and supply and demand projections. We also aim to expand the team of traders who will continuously monitor the markets to better identify arbitrage opportunities and ensure that our trades are effectively carried out.

Expand into the trading of other oil related products

We plan to leverage on our existing trading expertise and expand our product offering range beyond crude oil and oil-based products to include other oil related products, such as liquefied natural gas (“LNG”) and liquefied petroleum gas (“LPG”). To ensure that we have the necessary expertise to understand the specific market dynamics and risks in trading in such products, we have employed additional traders who have specific experience in LNG and LPG trading. We are also in the process of registering ourselves as a trader of LNG with the large oil majors in order to commence such business and establish a presence in the LNG industry. We will, from time to time, assess our trading portfolio of products, and expand into new products if we determine that we have the ability to undertake such activities and that such expansion will be beneficial to our business. This product diversification strategy positions us to adapt to shifts in demand driven by global trends.

Expand business and operations through development, strategic acquisitions and business cooperations

Whilst we intend to focus on our principal business activities in the trading of crude oil and oil-based products, we also plan to explore opportunities to diversify and expand our business and operations through internal development, as well as by collaborating with suitable partners through strategic acquisitions and business cooperations, including joint ventures and/or strategic alliances. For example, if a suitable opportunity arises, we may seek to acquire other oil trading businesses and oil trading related service providers that will complement our current business. We are currently not involved in any discussions for any potential acquisitions or business cooperations with any party. We may also seek to develop oil logistics services capabilities, such as oil freight and storage services, as well as other renewable energy related services to further diversify our business into regions beyond the PRC.

OUR BUSINESS

We conduct our operations in Singapore through our operating subsidiary, Delixy Energy Pte. Ltd. We are principally engaged in the trading of oil related products, which can be broadly categorized into (i) crude oil and (ii) oil-based products such as fuel oils, motor gasoline, additives, gas condensate, base oils, asphalt, petrochemicals and naphtha (heavy gasoline). We trade our products across countries in Southeast Asia and East Asia.

For the financial years ended December 31, 2022 and 2023, our total trading volume increased by 17.9% from 2,765 kBBLs (where 1 kBBL is equal to 1,000 barrels of oil) to 3,261 kBBLs, respectively. For the financial years ended December 31, 2022 and 2023, our total trading revenue decreased by 9.6% from US$319,804,000 to US$289,166,000, respectively.

Crude Oil

Crude oil is a naturally occurring unrefined fossil fuel composed of hydrocarbons which are organic compounds consisting primarily of hydrogen and carbon. Once extracted from underground reservoirs through drilling wells, crude oil is transported to refineries where it undergoes various processes such as distillation and refining, forming the basis for a variety of petroleum products such as propane, asphalt, petrochemical feedstocks, among others. It is a primary raw material for many industries including transportation, manufacturing and agriculture.

Crude oil prices are volatile and can be affected by numerous factors beyond our control, including worldwide oil supply and demand. The price of crude oil may be affected by numerous factors such as: the level of economic activity in the markets we serve; regional political developments and military conflicts; economic sanctions; weather conditions and natural disasters; conservation and environmental protection efforts; the level of crude oil inventories; the ability of OPEC and other major oil-producing or oil-consuming nations to influence global production levels and prices; governmental regulations and actions, including the imposition of taxes and trade restrictions; market uncertainty; exchange rates; speculative activities by those who buy and sell oil and gas on the world markets, including commodity futures trading; availability and capacity of infrastructure, processing facilities and necessary transportation; supply chain disruptions; the price and availability of new technology; the availability and cost of alternative sources of energy; and the impact of climate change considerations and actions towards energy transition on the demand for the products in which we trade in. In terms of volatility, we note that throughout the period under review, being January 1, 2022 to December 31, 2023, brent crude traded between a high of US$134.72 per barrel to a low of US$70.96 per barrel, with an average price of US$91.89. This underscores the volatility in the prices of the principal raw materials which we trade in.

Crude oil trading represents a core aspect of our business as it accounts for a significant portion of our revenue. For the financial years ended December 31, 2022 and 2023, trading in crude oil represented 73.5% and 87.2% of our total trading revenue, respectively. We typically procure our crude oil from suppliers globally including Europe, West Africa, Middle East, Singapore, Malaysia and Brazil to sell to our customers which are refineries and trading companies in the PRC, South Korea and Singapore.

Other Oil-Based Products

Other oil-based products that we trade in include fuel oils, motor gasoline, additives, gas condensate, base oils, asphalt, petrochemicals and naphtha (heavy gasoline). Crude oil is a raw material for these oil-based products, and the prices of these oil-based products are correlated to crude oil prices. Their prices are volatile and may be affected by factors similar to those affecting crude oil prices as described above. The trading in various oil-based products make up the rest of our total trading revenue and for the financial years ended December 31, 2022 and 2023, these make up 26.5% and 12.8% of our total trading revenue, respectively.

We generally procure our oil-based products from suppliers in the PRC, Singapore, Malaysia and Europe to sell to our customers comprising mainly other traders and wholesalers in Southeast Asia and East Asia. We also leverage on our relationships with oil blenders who have capabilities to blend oil-based products and other feedstocks or additives into other oil-based products to purchase our oil-based products. Many of our customers have storage tanks in Malaysia and Singapore to take delivery for sale into the rest of the Association of Southeast Asian Nations (“ASEAN”) countries in the region.

Our customers and suppliers

We source crude oil from oil producers and oil majors, storage facilities as well as other oil traders globally including Europe, West Africa, Middle East, Singapore, Malaysia and Brazil. We generally procure oil-based products from oil refineries, as well as other wholesalers and distributers in the PRC, Singapore, Malaysia and Europe. We purchase on an order-by-order basis and we typically do not enter into any long-term supply agreements with our suppliers. We also do not enter into any offtake agreements. We believe that this allows us to respond to market fluctuations (whether as to price, demand or otherwise) more effectively. While we have good relationships with our suppliers and make recurrent purchases from many of our suppliers, we are not dependent on any major supplier.

Our traders have longstanding and good relationships with our customers and suppliers, as well as a comprehensive and experienced understanding of the oil industry. Our network of trusted suppliers and partners ensure that we are able to offer and deliver our products on time and in compliance with our customers’ specifications. We select our suppliers from our approved list of suppliers based on their prices, quality, past performance and timeliness of delivery, and we have a risk management committee that is responsible for assessing every new supplier we deal with. In the last three (3) financial years, we have not experienced any material difficulty in sourcing suppliers or shortage of supplies based on our customers’ needs.

Our customers for crude oil are mainly refineries and trading companies in Southeast Asia and East Asia. Our customers for oil-based products are mainly other traders and wholesalers as well as storage facilities owners who undertake product blending in Singapore and Malaysia. Our traders maintain regular contact with our customers to understand their needs and to provide relevant information to support their needs and operations. We believe that our customers purchase crude oil and oil-based products from us instead of directly sourcing from our suppliers for various reasons, including our ability to provide our customers with credit terms of up to 90 days, our longstanding business relationships with our customers, as well as our ability to cater to their irregular and unplanned demands. Our team’s extensive industry knowledge and in-depth understanding of our customers’ needs also allows us provide guidance to our customers on the time and frequency of them placing orders and the price to place such orders at. Such value-added services allow us to develop and deepen the longstanding business relationships we have with our customers.

While we maintain a close and longstanding relationship with our customers and suppliers and are reliant on a small number of key customers and suppliers, we do not enter into any long-term or standing contractual agreements with our customers and suppliers. This allows us to maintain our flexibility, respond quickly to market fluctuations and take advantage of arbitrage windows more effectively. Our sale and purchase agreements with our customers and suppliers respectively are governed by standard terms, with the material terms relating to the quantity and quality of the product, delivery, price, payment and inspection requirements.

Our business process

Prior to onboarding any new customer or supplier, our risk management committee comprising three (3) members, each having a veto right, will undertake the necessary KYC checks or background checks before approving such onboarding. Every new customer or supplier must be approved by a unanimous vote of all members of our risk management committee. We will also assess the credit worthiness of the customer to determine the initial credit terms granted, which will be assessed on an ongoing basis. Please refer to the section entitled “Our pricing and credit policy” for more details.

Subsequently, the operations team (largely comprising the traders) will then take over to manage the client relationship and the trading activities, while our finance team monitors our trades and positions on an ongoing basis. We also assess our customers continually to review their business scope, operation status and records, as well as monitor their transaction volumes to reduce any risk of them engaging in any illegal or sanctioned activities. In addition, we are also able to leverage on our good relationships with our customers and suppliers to gather market information (including any investigation into any of our customers and suppliers), which may be indicative of risk factors in relation to anti-money laundering or illegal activities.

After a customer has been onboarded, our traders typically receive enquiries from customers by phone or email. Customers will typically specify the product, quantity, and delivery details in the purchase request, which we will then check with our suppliers on availability and delivery timeline. To the extent commercially practicable, we enter into back-to-back agreements to reduce our exposure and trading risks. Once we have obtained the price for the relevant product and confirmed the availability for delivery, we will then confirm their orders in writing. After our customer has agreed on the terms of the order, we will place the back-to-back purchase order with our suppliers in writing. Where required by our customers, we may also work with our third-party suppliers to provide freight and delivery of the commodity. However, such demand for freight and delivery services from us has reduced in recent years as it has become more common for suppliers to arrange for delivery to the destination as part of their services. Through our network of suppliers coupled with our strong financial position, we are also able to liaise with other third party service providers to deploy a number of other shipping and logistics strategies including making bulk, breaking bulk and storage for future use.

While our purchases are generally driven by customer orders as we endeavor to enter into back-to-back agreements, we continue to keep regular contact with our suppliers who provide us with updated quotations for the products we trade in. Once we receive the relevant price from our suppliers, we will consider if the purchase price offered by our suppliers is reasonable and if necessary, we will negotiate with our suppliers for a more favorable price with reference to price indices such as ICE Brent crude price, the expected purchase quantity, payment terms and length of credit period offered by our suppliers. We also keep up to date with the prevailing trends in the market. Our traders are able to analyze market trends to predict and take advantage of arbitrage windows such as purchasing assets in a market where there is oversupply for sale in a market where there is increased demand, as well as predicting periods of higher demand and purchasing the relevant products ahead of time when prices are more depressed. As delivery of the products we trade in is usually approximately two (2) months after the order, we are also able to take advantage of such timing differences and arbitrage opportunities therein. As such, where opportunities arise, or where our traders are of the view that there may be arbitrage opportunities, we may purchase crude oil and oil-based products in large quantities without back-to-back customer orders, and undertake activities such as bulk breaking which involves reselling these products in smaller quantities to our customers. This strategy enhances our flexibility when dealing with our customers as we are able to respond to our customers’ immediate or unplanned purchase demands for the products within a short time frame and accommodate their delivery schedule in a more flexible manner. In turn, we may be able to increase our trading revenue.

With a strong network and an in-depth understanding of each of our existing customers, we also regularly reach out to them to understand their current and expected demand for the products in which we trade in. Where any potential opportunities are identified, our traders will also reach out to our customers to determine if they may require our services, for instance, where prices are expected to increase considerably or when demand for the products is expected to rise, to advise our customers to consider placing orders for future deliveries at a current fixed price. We are also able to provide consulting services to some of our customers by leveraging our experience and understanding of the oil industry, through which we will recommend to them optimal trading strategies tailored to their specific needs in relation to quantity, timing and price.

After entering into purchase and sales contracts, our finance team regularly monitors our trading exposure and positions, and will undertake steps to mitigate any accompanying risks. We have stringent hedging practices and will generally enter only into swap agreements, or trade in derivatives of the oil and oil-based products we sell on derivative exchanges, to the extent required to hedge our positions. Our finance team comprises derivative traders who have the requisite experience to conduct such trading to effectively hedge our positions.

Our pricing and credit policy

Depending on their individual needs and taking into consideration market trends, our customers may enter into either fixed price contracts or contracts where the price of the product is dependent on a formula, typically pegged to the prevailing market price at time of delivery. Occasionally, we may have “oil price trigger” and “oil price roll-over” clauses in our contracts with our customers, where we grant our customers the option to convert the formula price into a fixed price within a stipulated period, depending on the prevailing market price at the time of conversion. In such event, we will, to the extent possible, secure the same clause from our suppliers, or undertake hedging activities to hedge against any risk posed by such clauses.

We also provide our customers with advice on choosing between such pricing models, based on our experience and understanding of the market and our ability to anticipate potential price movements. Where possible, we will enter into back-to-back agreements with our customers and suppliers, and the price we charge our customers is based on a cost-plus approach by adding a mark-up to our cost of purchase. In calculating the mark-up, we will consider factors such as our cost of purchase, quantity of product, delivery timelines, credit terms and our business relationship with the customer. Other factors that we take into consideration include where we have purchased the relevant products ahead of time with the intention of taking advantage of arbitrage windows and opportunities.

Our financing capabilities allow for the execution of trades across different time zones and periods, and importantly, they also allow us to extend credit terms to our customers while satisfying the immediate payment terms required by our suppliers. While we typically settle full payment of our purchase orders with our suppliers immediately upon confirmation of the order, we generally grant our customers credit terms of up to 90 days, depending on our credit assessment of the customer and our relationship with such customer.

Customer acceptance procedures in relation to credit worthiness are performed on all of our customers at the time of onboarding. This includes, but is not limited to, (i) setting up of credit assessment and control policy and procedures; and (ii) where the customer is an existing customer, checking our internal records for the payment history of the customer. Following the onboarding of our customers, we will also conduct continuous regular assessments on all our customers. Material overdue payments are monitored continuously and evaluated on a case-by-case basis. In such event, we will take the appropriate follow-up actions, having regard to the customer’s normal payment processing procedures, our relationship with the customer, its financial position as well as the general economic environment. This includes, but is not limited to, actively liaising with the customer, and, if necessary, taking legal action against the customer to recover payments due. We will review the recoverable amount of each individual receivable balance at the end of each reporting period to ensure adequate impairment losses are provided for the irrecoverable amounts.

Sales and marketing

We believe that our reputation, our proven track record in the industry, our well-established relationships with our existing customers, along with our years of experience in the trading of oil and oil-based products enable us to leverage our existing customer base for further expansion. As such, we do not rely heavily on marketing and promotional activities. All our traders are responsible for liaising and maintaining our relationship with our customers and suppliers, and keeping abreast of market developments and potential business opportunities. They are also well equipped to identify any arbitrage windows to maximize our revenue. We focus on maintaining the quality of our services, enriching our experience and expertise in the industry, upholding our professional reputation, and maintaining our relationships within the industry, instead of relying on significant advertising and promotion. We currently have a team of 5 traders responsible for sales and marketing, led by our CEO and overseen by our risk management committee.

Quality Management

We believe that quality control is important to our business, and we have quality control measures in place to ensure that our products consistently meet the standards that our customers demand of us. Where our goods are delivered by cargo, during the unloading or discharging process, we will typically require one of our employees to monitor the unloading operations and, together with an independent surveyor, take spot samples to ensure stable product quality of our products sold. We monitor customer feedback and ensure that any new supplier whom we deal with has been approved by our risk management committee. Please also refer to the section above on “Our customer and suppliers” for more information.

Information Technology

We consider information technology development aimed at improving systems, processes and security to be of importance, and we invest in information technology systems and process improvements from time to time. We also subscribe to online publications to ensure that our traders are kept up to date with industry news and trends, as well as to obtain current information from independent reports. We are mindful of the need to progressively replace legacy applications with better-integrated systems in the areas of commodity trading and risk management. Our aim is to implement systems which allow for better monitoring of processes and increased efficiency. We currently run a number of programs, including accounts-related software as well as trading-related software, namely the WebICE system and Oilchem networks.

Environment, Health and Safety

As our operations solely involves trading, we are not exposed to significant environment, health and safety risks.

Brands and Intellectual Property

We are not materially dependent on any brand or intellectual property. Save as set out below, as at the date of this prospectus, we have not registered for any intellectual property in any country. We have applied for registration of the following marks in Singapore:

Trademark	Class	Application Date
	36,39	15 May 2024
DELIXY	36,39	15 May 2024

Note:

The goods and/or services under Class 36 comprises trading in futures; providing information relating to the trading of commodity futures; options trading; trading in contracts on stocks; trading in bonds; trading of options; trading of securities; trading in shares; agencies for trading of securities; agencies for commodity futures trading; commodities trading [financial]; brokerage of commodities; financial analysis and consultancy; commodities financing; commodities insurance; commodities, gold, mercantile, monetary and security exchanges; commodities investment consultancy; insurance services relating to sea freight; valuation of freight and cargo.

The goods and/or services under Class 39 comprises oil distribution services; air freight shipping services; air freight transportation; arranging for the transport of air freight; freight [shipping of goods]; freight and transport brokerage services; freight brokerage and providing information relating thereto; freight ship transport; freight shipping; freight transportation by sea; freight transportation by land; freight warehousing services; freight transportation services; goods warehousing; loading, packing, storage, transport and unloading of freight; services for freight forwarding; storage; storage and delivery of goods; storage consultancy services; storage services for freight; supply chain logistics and reverse logistics services consisting of the storage, transportation and delivery of freight; supply chain logistics and reverse logistics services consisting of the storage, transportation and delivery of freight for others; tracking of freight vehicles by computer or via global positioning systems; warehousing of freight; advisory services relating to the storage of goods; arrangement of the storage of goods; oil storage services; rental of containers for warehousing and storage; storage of petro-chemicals; transmission of oil or gas through pipelines; transport of crude oil; transport of oil.

As of the date of this prospectus, we have registered our domain name, “delixy.com”.

Employees

We employed 11 people as of the date of this prospectus, 11 people as of December 31, 2023, 9 people as of December 31, 2022 and 8 people as of December 31, 2021, all of whom are based out of Singapore. As of December 31, 2023, while most of our employees undertake multiple roles in our Group’s operations, based on their core functions, our employees generally comprise three management personnel, five trading personnel, four logistics personnel and two administrative personnel.

We have developed various methods to ensure that employees are adequately and correctly trained for the functions they perform and are aware of the relevant legislations affecting our business. Our success depends on our ability to attract, retain, and motivate qualified employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. No collective bargaining agreement has been put in place.

We enter into standard labor contracts which contain standard confidentiality clauses with our employees.

Seasonality

We may experience an increase in demand for crude oil and oil-based products during the winter seasons. This is caused by a general increase in demand for heating during the winter seasons. We are able to leverage on our experience to monitor such trends and identify arbitrage windows to take advantage of such increase in demand.

Real Property

Our headquarters are located in Singapore. We are an asset light business and we do not own any real property. We are renting the office space that we currently use for our headquarters and day-to-day operations.

A description of the leased office space in Singapore is as follows:

Location	Usage	Lease Period	Rent (per month)	Approximate area
883 North Bridge Road, #04-01, Southbank, Singapore 198785	Office Space	Two Years	[US$2,600]	[64 sqm]

Licenses, Permits and Registrations

To the best of our knowledge, no environmental licenses are required for us to operate our business in Singapore.

Insurance

We have limited liability insurance coverage for our business operations, including cargo insurance for our trades where we purchase our goods from our suppliers on “free on board” terms and sell them to our customers on “cost, insurance and freight” terms where we covers costs, insurance and freight for of our account customer’s order while the cargo is in transit. We believe that our insurance coverage is consistent with industry standards and is adequate to cover our key assets, facilities and liabilities. Please see “Risk Factors — Our current insurance coverage may not sufficiently protect us against all the risks we are exposed to and this may adversely affect our business, results of operations and financial condition”.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business, including contractual disputes and other commercial disputes. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. We may also need to pay damages to settle claims with a substantial amount of cash. Please see “Risk Factors — Our susceptibility to litigation, arbitration and other proceedings could have an adverse effect on our business”.

As at the date of this prospectus and for the financial years ended December 31, 2022 and 2023, we have not been engaged in any legal proceedings.

REGULATORY ENVIRONMENT

Delixy is incorporated and carries on its business in Singapore, we are subject to all relevant laws and regulations of Singapore and may be affected by new laws, regulations and policies which are introduced by the Singapore government from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that we anticipate may materially affect our operations, the relevant regulatory bodies and the licenses, permits and approvals typically required for the conduct of our business in Singapore. There are no material effects of the regulations discussed under this section on our business.

The following description is a summary of material laws and regulations applicable to our operations in Singapore. The laws and regulations set out below are not exhaustive and are only intended to provide general information to investors and are neither designed nor intended to be a substitute for professional advice. Prospective investors should consult their own advisers regarding the implication of the relevant laws and regulations on us.

Regulation on Commodity Trading

The Commodity Trading Act 1992 of Singapore (“CTA”) regulates certain types of commodity trading activities, including commodity brokers and spot commodity trading. Section 2 of the CTA provides a wide definition of “commodity”. In general, commodities include any produce, item, goods or article (i.e. oil, gas and chemicals) that is the subject of any commodity forward contract, leveraged commodity trading, contract made pursuant to trading in differences, or spot commodity trading. The CTA is regulated by the Monetary Authority of Singapore.

Spot Commodity Trading Licence

Under Section 13A, all persons involved in spot commodity trading require a licence, this includes a “spot commodity broker”, a “spot commodity broker’s representative”, a “spot commodity pool operator” and “spot commodity pool operator’s representative”.

However, a person may be exempted from spot commodity licensing if any exemptions under the CTA Schedule apply. The exemptions are as set out below:

(i)     Under section 14A(1) read with paragraph 1(f) of the Schedule of the CTA, if a person carries on spot commodity trading on the person’s own account and there is no solicitation of any funds from the public in connection with the purchase or sale or the commodities, a spot commodity trading licence is not required.

(ii)    Under section 14A(1) read with paragraph 1(g) of the Schedule of the CTA, if a person who solicits or accepts orders for the purchase or sale of any commodity is not a party to the commodity contract, does not carry the customer’s position, margin or account in the person’s own books, does not accept money or assets from the customer as settlement of any commodity contract, a spot commodity trading licence is not required.

Under Section 13A(3)(a), the penalty for a person acting as or holding himself out as a “spot commodity broker” or “spot commodity pool operator” without the necessary licence is a fine not exceeding S$100,000 or imprisonment for a term not exceeding 3 years or both. Under Section 13A(3)(b), the penalty for a person acting as or holding himself out as a “spot commodity broker’s representative” or “spot commodity pool operator’s representative” without the necessary licence is a fine not exceeding S$50,000 or imprisonment for a term not exceeding 12 months or both.

Part 7 of the CTA prohibits false trading, bucketing, dissemination of information about false trading, manipulation of price and cornering, employment of fraudulent or deceptive devices and fraudulently inducing trading. The prohibitions are elaborated upon below:

(i)     False trading — Section 43 prohibits the creation or potential creation of a false or misleading appearance of active trading in a commodity market or the price of trading in commodity contracts.

(ii)    Bucketing — Section 44 prohibits any person from knowingly executing, or holding the person out as having executed, an order for the purchase or sale of a commodity contract on a commodity market without having effected a bona fide purchase or sale of the commodity contract in accordance with the business rules and practices of the commodity market.

(iii)   Dissemination of information about false trading — Section 45 prohibits the circulation, dissemination or authorisation of any statement or information to the effect that the price of trading in any class of commodity contracts will, or is likely to, rise or fall because of the market operations of one or more persons which, to the first mentioned person’s knowledge, are conducted in contravention of Section 43.

(iv)   Manipulation of price and cornering — Section 43 prohibits any person from directly or indirectly manipulating, or attempting to manipulate, the price of a commodity contract that may be dealt in on a commodity market, or cornering, or attempting to corner, any commodity which is the subject of any commodity contract.

(v)    Employment of fraudulent or deceptive devices — Section 47 prohibits any person from directly or indirectly, whether in connection with any transaction with any other person involving trading in a commodity contract, employing any device, scheme or artifice to defraud that other person, engaging in any act, practice or course of business that operates a fraud or deception to that other person, or make any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not misleading.

(vi)   Fraudulently inducing trading — Section 48 prohibits any person from directly or indirectly, for the purposes of inducing or attempting to induce another person to trade in a commodity contract, making or publishing any statement which is false, misleading or deceptive with respect to any material fact and which the person knows, or has reasonable grounds for believing is false, misleading or deceptive or any statement which is, by reason of the omission of a material fact, rendered false, misleading or deceptive and which the person knows, or has reasonable grounds for believing, is rendered false, misleading or deceptive by reason of the omission of that fact.

Pursuant to section 49 of the CTA, a person who contravenes any of the provisions of Part 7 of the CTA shall be guilty of an offence and shall be liable on conviction, in the case of an individual, to a fine not exceeding $250,000 or to imprisonment for a term not exceeding 7 years or to both, and in the case of a body corporate, to a fine not exceeding $500,000.

The Company is exempted from the requirement to hold a spot commodity licence in pursuant to Sections 14A(1) of the CTA since it carries out the trading for their own account and does not solicit any funds from any member of the public.

Securities and Futures Act 2001

The Securities and Futures Act 2001 (“SFA”) governs the regulation of activities and institutions in the securities and derivatives industry. The SFA and its regulations are regulated by the Monetary Authority of Singapore.

Under the Section 2 of the SFA, a “commodity” is defined as:

(a)     any produce, item, goods or article;

(b)    any index, right or interest in any produce, item, goods or article; or

(c)     any index, right, interest, tangible property or intangible property of any nature that is, or belongs to a class of indices, rights, interests, tangible properties or intangible properties that is, prescribed for the purposes of this definition, but does not include —

(d)    any produce, item, goods or article that is, or that belongs to a class of produce, items, goods or articles that is, prescribed not to be a commodity for the purposes of this definition; or

(e)     any index, right or interest in any produce, item, goods or article that is, or that belongs to a class of indices, rights or interests that is, prescribed not to be a commodity for the purposes of this definition.

Under Section 2 of the SFA, a “futures contract” is an exchange-traded derivatives contract under which:

(a)     one party agrees to transfer title to an underlying thing, or a specified quantity of an underlying thing, to another party at a specified future time and at a specified price payable at that future time; or

(i)     the parties will discharge their obligations under the contract by settling the difference between the value of a specified quantity of an underlying thing agreed at the time of the making of the contract and at a specified future time; or

(ii)    the parties will discharge their obligations under the contract by settling the difference between the value of a specified quantity of an underlying thing agreed at the time of the making of the contract and at a specified future time.; or

(b)    an exchange-traded derivatives contract which is an option on an exchange-traded derivatives contract mentioned in paragraph (a).

Under Section 2 of the SFA, a “derivative contract” means:

(a)     any contract or arrangement under which —

(i)     a party to the contract or arrangement is required to, or may be required to, discharge all or any of its obligations under the contract or arrangement at some future time; and

(ii)    the value of the contract or arrangement is determined (whether directly or indirectly, or whether wholly or in part) by reference to, is derived from, or varies by reference to, either of the following:

(A)    the value or amount of one or more underlying things;

(B)    fluctuations in the values or amounts of one or more underlying things; or

(b)    any contract or arrangement that is, or that belongs to a class of contracts or arrangements that is, prescribed to be a derivatives contract,

but does not include —

(c)     securities;

(d)    any unit in a collective investment scheme;

(e)     a spot contract.

Part 12 of the SFA governs acts occurring both within and outside Singapore, in relation to derivatives contracts, traded in Singapore. The jurisdiction conferred by SFA also extends to acts occurring within Singapore, in relation to derivatives contracts traded outside Singapore.

Similar to Part 7 of the CTA, Part 12 of the SFA prohibits false trading, bucketing, dissemination of information about false trading, manipulation of price and cornering, employment of fraudulent or deceptive devices and fraudulently inducing trading. The prohibitions are elaborated upon below:

(a)    False trading — Section 197 prohibits the creation or potential creation of a false or misleading appearance of active trading in any capital market products on an organised market or the price of any capital market products on an organised market.

(b)    Manipulation of price — Section 198 prohibits any person from being concerned in or carrying out, directly or indirectly, two (2) or more transactions in securities-based derivatives contracts that have or are likely to have the effect of raising, lowering, maintaining or stabilising the price of securities-based derivatives contracts of the corporation on an organised market, with the intention to induce other persons to subscribe for, purchase or sell securities-based derivatives contracts of the corporation of a related corporation.

(c)     False or misleading statements — Section 199 prohibits any person from making a statement or disseminate information that is false or misleading in a particular manner and is likely to induce other persons to subscribe for, sell or purchase or raise, lower, maintain or stabilise the market price of securities-based derivative contracts. This is if the person does not care that the statement or information is true or false or the person knows or ought reasonably to have known that the statement or information is false or misleading in a material particular.

(d)    Fraudulently inducing trading — Section 200 prohibits any person from directly or indirectly, for the purposes of inducing or attempting to induce another person to trade in capital market products, (a) make or publish any statement which is false, misleading or deceptive with respect to any material fact and which the person knows, or has reasonable grounds for believing is false, misleading or deceptive; (b) dishonestly conceal material facts; (c) recklessly make or publish any statement, promise or forecast that is misleading, false or deceptive; or (d) record or store in, or by means of, any mechanical, electronic or other device information that the person knows to be false or misleading in a material particular,

(e)     Employment of fraudulent or deceptive devices — Section 201 prohibits any person from directly or indirectly, whether in connection with the subscription, purchase or sale of any capital market products, employing any device, scheme or artifice to defraud that other person, engaging in any act, practice or course of business that operates a fraud or deception to that other person, or make any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not misleading.

(f)     Bucketing — Section 201A prohibits any person from knowingly executing, or holding himself, herself or itself out as having executed, an order for the purchase or sale of a derivatives contract, without having effected in good faith a purchase or sale of that derivatives contract in accordance with the order or with the business rules and practices of an organised market on which the derivatives contract is to be purchased or sold.

(g)    Manipulation of price and cornering — Section 201B prohibits any person from directly or indirectly manipulating, or attempting to manipulate, the price of a derivatives contract that may be dealt in on an organised market, or cornering, or attempting to corner, any underlying thing which is the subject of any commodity contract.

(h)    Dissemination of information about false trading — Section 202 prohibits the circulation, dissemination or authorisation of any statement or information to the effect that the price of a class of derivatives contracts will, or is likely to, rise or fall or be maintained by reason of any transaction entered into or to be entered into, or other act or thing done or to be done, in relation to that class of derivatives contracts by one or more persons which to the person’s knowledge was entered into, or done, in contravention of section 197, 200, 201, 201A or 201B, or if entered into, or done, would be in contravention of section 197, 200, 201, 201A or 201B;

Under Section 204, a person who contravenes any of the provisions of Part 12 Division 1 of the SFA shall be guilty of an offence and shall be liable on conviction, in the case of an individual, to a fine not exceeding $250,000 or to imprisonment for a term not exceeding 7 years or to both.

Securities and Futures (Reporting of Derivatives Contracts) Regulations 2013

Securities and Futures (Reporting of Derivatives Contracts) Regulations 2013 (“SF(RDC)R”) sets out the regulations governing the reporting requirements for over-the-counter (“OTC”) counterparties and OTC derivatives.

Under Section 2 of the SF(RDC)R, “commodity derivatives contract” means a derivatives contract the value of which is determined (whether directly or indirectly, or whether wholly or in part) by reference to, is derived from, or varies by reference to, either of the following:

(a)     the value or amount of one or more commodities;

(b)    fluctuations in the values or amounts of one or more commodities but does not include any of the following:

(i)     a debenture;

(ii)    an exchange-traded derivatives contract;

(iii)   a unit in a collective investment scheme;

(iv)   a derivatives contract with all of the following characteristics:

A.     the contract is for the sale and purchase of one or more commodities (called in this definition underlying commodities) for the purpose of fulfilling the needs of the day-to-day operations of the business of one or more of the parties to the contract, whether or not the contract contains a settlement option;

B.      subject to any settlement option that may be agreed amongst the parties to the contract, the seller of the underlying commodities is required to deliver the underlying commodities;

C.     subject to any settlement option that may be agreed amongst the parties to the contract, the buyer of the underlying commodities is required to take delivery of the underlying commodities.

In pursuant to Section 5(d) of the SF(RDC)R, a “commodity derivatives contract” is a “specified derivatives contract” specified under Section 124 of the SFA and “specified persons” are subject to reporting requirements.

Under Section 6 of the SF(RDC)R, a person is a “specified person” if all of the following requirements on the last day of any quarter is satisfied:

(a)     the person is not a specified person by virtue of any of paragraphs (a) to (g) of the definition of “specified person” in Section 124 of the SFA;

(b)    the person is resident in Singapore;

(c)     either or both of the following apply to the person:

(i)     the aggregate gross notional amount of the specified derivatives contracts to which the person is a party and which are booked in Singapore, for the year ending on the last day of the firstmentioned quarter, exceeds the reporting threshold amount;

(ii)    the aggregate gross notional amount of the specified derivatives contract to which the person is a party and which are traded in Singapore, for the year ending on the last day of the firstmentioned quarter, exceeds the reporting threshold amount.

Under Section 125 of the SFA read with Section 7 of the SF(RDC)R, every specified person who is a party to a specified derivatives contract must commence reporting of:

(a)     any information on a specified derivatives contract belonging to a class of specified derivatives contracts in the first column of the Second Schedule of the SF(RDC)R, that is set out in the fourth column of that Schedule against that class of specified derivatives contracts; and

(b)    any amendment, modification, variation or change to that information,

from and including the date specified against that information in the fourth column of that Schedule.

For example, for commodity derivatives contracts booked or traded in Singapore, information in relation to that mentioned in Parts I, IA and VI of the First Schedule will have to be reported from 1 October 2021.This includes contract information, counterparty information, clearing, transactional data and more.

Regulation on Employment

The Employment Act 1968

The Employment Act 1968 of Singapore (the “Employment Act”) is administered by the Ministry of Manpower of Singapore and sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. It generally extends to all local and foreign employees under a contract of service with an employer, except seafarers, domestic workers, statutory board employees or civil servants. The Employment Act prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections prescribed under Part IV of the Employment Act relating to overtime and hours of work only apply to limited categories of employees, such as workmen who receive a monthly salary of up to S$4,500 and employees (other than a workman or a person employed in a managerial or an executive position) who receives a monthly salary of up to S$2,600 (excluding any other payment, supplement or allowance.

Employment of Foreign Manpower Act 1990

The Employment of Foreign Manpower Act 1990 provides that no person shall employ a foreign employee unless the foreign employee has a valid work pass. Work passes are issued by the Ministry of Manpower and the number of work passes that can be issued is subject to each sector’s dependency ratio ceiling. The employer also must pay a monthly levy for work pass holders to the Ministry of Manpower.

The Central Provident Fund Act 1953

Aside from minimum benefits in respect of the aforementioned terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act 1953 of Singapore (the “CPF Act”). The CPF Act is administered by the Central Provident Fund Board and governs the contributions made by employers and employees to the Central Provident Fund. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, aged 55 years old or below and who earn more than or equal to S$750 a month, the employer’s contribution rate is 17% of the employee’s wage and the employee’s contribution rate is 20% of the employee’s wage.

Regulations on the Safety and Health of Employees

The Workplace Safety and Health Act 2006 of Singapore (the “WSH Act”) is the principal legislation governing the safety, health and welfare of persons at work in all workplaces. Among other things, the WSH Act imposes a duty on every employer and every principal to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work. These measures include, among other things, developing and implementing procedures for dealing with emergencies that may arise while the employees are at work and ensuring that the employee at work has adequate instruction, information, training and supervision as is necessary for that employee to perform his work. More specific duties imposed by the Ministry of Manpower on employers are laid out in the Workplace Safety and Health (General Provisions) Regulations. Some of these duties include, among other things, preventing the workplace from being overcrowded and ensuring adequate ventilation of the workplace.

Regulations on Intellectual Property Rights

The Company has applied to register its trademarks in Singapore. The Intellectual Property Office of Singapore is the national authority that registers and is responsible for the administration of IP rights in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Trademarks

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act 1998 of Singapore, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. The proprietor of a registered trademark may also authorize other persons to use the trademark in relation to the goods or services for which it is registered. In all legal proceedings relating to a registered trademark or any right thereunder, the registration of a person as proprietor of a registered trademark is prima facie evidence of the validity of the original registration in any subsequent assignment or other transmission of the registration. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Goods and services are classified, for the purposes of the registration of trademarks, according to a prescribed system of classification. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years. Unregistered trademarks are also protected under the common law of passing off, provided that the owner is able to prove that there is goodwill or reputation in the mark, misrepresentation on the part of the infringer and damage to the mark as a result.

MANAGEMENT

Set forth below is information concerning our Directors, Director appointees, and Executive Officers.

Name	Age	Position(s)
Executive Directors and Executive Officers
Mr. Xie, Dongjian	56	Executive Chairman, Chief Executive Officer and Executive Director
Ms. Chu, Tianshu	52	Executive Director and Chief Financial Officer
Ms. Yao, Yuan	41	Chief Operating Officer
Independent Director Nominees
Mr. Lay, Shi Wei*	38	Independent Director Nominee
Mr. Yap, Beng Tat, Richard*	42	Independent Director Nominee
Mr. Wang, Jinxiao*	60	Independent Director Nominee

____________

*        Appointment to take effect on the effective date of this registration statement

No arrangement or understanding exists between any such Director or Executive Officer and any other persons pursuant to which any Director or Executive Officer was elected as a Director or Executive Officer. Our Directors are elected annually and serve until their successors take office or until their death, resignation or removal. The Executive Officers serve at the pleasure of our Board.

The following is a brief biography of each of our Executive Directors and Executive Officers, key personnel, and director appointees:

Executive Directors and Executive Officers

Mr. Xie, Dongjian

Mr. Xie Dongjian (“Mr. Xie”), aged 56, is our Executive Chairman, Chief Executive Officer and Executive Director. Mr. Xie is responsible for overseeing all aspects of our Group’s operations, strategic planning and formulation of corporate strategies. Mr. Xie was appointed as a director of Delixy Energy Pte. Ltd. on September 10, 2007, and as the chief executive officer on June 22, 2020. Since the incorporation of our Company, Mr. Xie has been our Executive Chairman, Chief Executive Officer and Executive Director. He is currently a director of all the subsidiaries of our Group.

Mr. Xie has over 30 years of experience in the energy market. He began his career as a trader in crude oil trading and processing in Sinochem Head office (Beijing) in 1990. 4 years thereafter, in 1994, he was promoted to department manager in crude and product trading at Sinochem America Holdings & Sinochem International Oil (Bahamas). In 1998, he transferred back to Sinochem Head Office (Beijing) and continued working as department manager in crude & feedstocks trading. In 2000, he was reassigned to Sinochem Japan to work as the department manager in crude & product trading. Prior to joining our Group in September 2007, Mr. Xie was working as the section chief at Nissho Iwai Corporation (or otherwise known as Sojitz Corporation), a listed company on the Tokyo Stock Exchange between 2002 to 2007.

Mr. Xie completed his bachelor’s degree in international business at the University of International Business & Economics in Beijing in 1990.

Ms. Chu Tianshu

Ms. Chu Tianshu (“Ms. Chu”), aged 52, is our Executive Director and Chief Financial Officer. Ms. Chu has been our chief financial officer since 2009, and is responsible for the overall supervision and management of the financial aspects of our Group.

Prior to joining our Group, between November 2002 to March 2009, Ms. Chu worked as the financial manager at Teamwork Aircon & Refrigeration Pte Ltd. She was responsible for handling full sets of monthly and yearly accounts, and collaborating with auditors and providing necessary documentation to them for both the internal and external audits. Between September 1999 to December 2001, Ms. Chu served as the financial controller executive and administrative executive at Dynamic Source Pte Ltd, and her responsibilities mirrored her role as the account at Teamwork Aircon & Refrigeration Pte Ltd. From June 1997 to September 1999, Ms. Chu was the account and administrative assistant at Sino Aircon & Engineering Pte Ltd, where she ensured billings and receipts application processes complied with accounting standards, assisted in month-end closing process, and was responsible for accounts reconciliation and preparation of tax filings. From February 1994 to March 1995, Ms. Chu was the manager of plywood future department at Shanghai Jinyu Industrial Co. Ltd. She was responsible for conducting comprehensive analysis of Southeast markets to identify trends and opportunities, negotiating and finalizing trading agreements with different counterparties, and accessing and managing risks associated with plywood trading positions.

Ms. Chu completed her bachelor’s degree in accounting at the Hong Kong Finance College in 2010.

Ms. Yao Yuan

Ms. Yao Yuan (“Ms. Yao”), aged 41, is our Chief Operating Officer. Ms. Yao has been our chief operating officer since 2009, and is responsible for the overall implementation of our business strategies and operation of our Company.

Prior to joining our Group, between February 2008 to March 2009, Ms. Yao served as the trader/feedstock team leader at Dezhou Huatai Petroleum Co., Ltd. She was largely responsible for spearheading, strategizing and managing the company’s straight run fuel oil, light oil (including naphtha and kerosene), and crude oil business for its own crude distillation unit and vacuum distillation unit; as well as the trading in oil products in Shandong and in other areas within the PRC. From July 2005 to February 2008, Ms. Yao was the marketing manager in oil and petroleum trading at Beijing Yalian Jiye Petro-Chemical Co., Ltd. As the marketing manager, she was responsible for the purchase and sale of residual and fuel oil in the northern part of the PRC to maintain the balance in its supply and demand; the residual feedstock procurement for refineries in Shandong and Hebei of the PRC. From September 2003 to July 2005, Ms. Yao was an operation assistant at Beijing Jingshi Ninwei Trading Co., Ltd, whereby she was responsible for planning and managing the duel oil and middle distillates operations of the company for domestic trading; the fuel oil blending operation; the general shipping and storage operations for crude and products; and contracting administration for importing oil products.

Ms. Yao completed her bachelor’s degree in English at the Beijing Foreign Studies University in 2003.

Independent Director Nominees

Mr. Lay Shi Wei (“Mr. Lay”) will begin serving as an independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Lay will serve as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. Lay has a background in accounting and finance. Since November 2023, Mr. Lay has served as the Vice President and a Registered Professional of Evolve Capital Advisory Private Limited (“ECA”), a boutique corporate investment bank in Singapore. ECA is a Capital Market Services license holder licensed by the Monetary Authority of Singapore (“MAS”) and a Full Sponsor approved by the Singapore Exchange. Previously from May 2017 to October 2023, he was Associate Director, Team Lead, Registered Professional at RHT Capital Pte. Ltd., a Capital Market Services license holder licensed by the MAS and a Full Sponsor approved by the Singapore Exchange. During his tenure with RHT Capital Pte. Ltd., he led his team in several successful IPOs and acted as the financial adviser in projects which involve the privatization and buyout of listed companies. From June 2016 to May 2017, Mr. Lay served as the Manager at Prime Partners Corporate Finance Pte. Ltd., a Capital Market Services license holder licensed by the MAS and a Full Sponsor approved by the Singapore Exchange, where he was involved in the IPO projects and reverse take-over. Between December 2011 to June 2016, Mr. Lay was an associate to Manager at Provenance Capital Pte. Ltd., a Capital Market Services license holder licensed by the MAS, where he advised on various capital markets transactions in Singapore. From July 2010 to December 2011, he worked as an associate at KPMG Services Pte. Ltd., a global auditing firm. From April 2024, Mr. Lay has been an Independent Director and chairman of the audit committee of China Yuanbang Property Holdings Limited, a company listed on the Mainboard of the Singapore Exchange.

Mr. Lay received his bachelor’s degree of Business Administration from National University of Singapore in 2010. He is a Chartered Accountant of Singapore.

Mr. Yap Beng Tat, Richard (“Mr. Yap”) will begin serving as an independent Director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Yap will serve as chairman of the nomination committee and as a member of the audit and compensation committees.

Mr. Yap has more than 15 years of financial analysis experience which includes valuation of companies, intangibles, private equity & financial derivatives, financial statement analysis, business strategy analysis, financial modelling and execution of transactions. In July 2022, Mr. Yap founded Navi Corporate Advisory Pte Ltd (“NAVI”), a Singapore company that performs business valuation and advisory project for both private companies and listed companies. He has been serving as the CEO of NAVI since July 2022. Mr. Yap is also previously the independent director, chairman of the nominating committee of Singapore Paincare Holdings Ltd, a listed company on the stock exchange of Singapore from June 2020 to February 2024.

Between April 2017 to July 2022, Mr. Yap was the director and then senior director of Cushman & Wakefield VHS Pte Ltd where he led and develop the business valuation team to achieve the goals and targets set by the company, and strategized the growth of the business valuation team by offering business valuation and advisory service. From October 2011 to April 2017, Mr. Yap was the assistant manager and then director at Censere Group where he was responsible for planning, managing and leading the execution of various business valuation projects; conducting financial forecast reviews, business strategy analysis and financial modelling; performing various valuation works for financial reporting and transaction purposes; and performing due diligence for M&A transactions. Prior to joining Censere Group, he served as a principal accountant with JTC Corporation between November 2010 to July 2011. As the principal accountant, he was responsible for reviewing and preparing cashflow forecast to determine the optimal capital structure and financial sustainability of JTC Corporation and overseeing the subsidiaries of JTC Corporation to ensure its compliance with corporate governance. From July 2008 to October 2010, Mr. Yap was the analyst and then assistant manager at Asian Corporate Advisors Pte. Ltd, performing corporate finance and continuing sponsorship work. From October 2007 to July 2008, he was the financial analyst at Development Bank of Singapore, and between July 2005 to September 2007, Mr. Yap was the associate and then senior associate at KPMG Singapore performing external audit work.

Mr. Yap is a member of the Charter Financial Analyst, Chartered Accountant Singapore, Chartered Valuer and Appraiser and Singapore Institute of Directors. Mr. Yap obtained his Bachelor’s Degree in Accountancy from Nanyang Technological University in 2005.

Mr. Wang Jinxiao (“Mr. Wang”) will begin serving as an independent Director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Wang will serve as chairman of the compensation committee and as a member of the audit and nomination committees.

Since May 2005, Mr. Wang has been serving as a director of Beijing Harrow Education Service Co., Ltd., where he is responsible financing, budgeting, cost control. The company owns 100% share of Harrow International School Beijing. Mr. Wang is also currently the chairman of Beijing HongJiFeng Innovation Culture Development Co., Ltd., and has been serving this role since August 2000. Between August 1995 to July 2000, Mr. Wang served as a director of Beijing Jixinhangxiu Development Co., Ltd. Prior to that, between April 1993 to July 1995, Mr. Wang was the Deputy GM of Financial Department of Sinochem International Petroleum Co., Ltd. From October 1989 to March 1993, Mr. Wang was the financial manager of Sinochem American Holding Company. From May 1988 to September 1989, he was the assistant to general manager of the accounting department at Sinochem Headquarters. From July 1985 to April 1988, Mr. Wang began his career has the lecturer of the accounting department of Beijing Technology and Business University, his alma mater.

Mr. Wang graduated with a Bachelor’s Degree in Financial Accounting from Beijing Technology and Business University in 1985, and obtained his postgraduate study of International Finance from the University of International Business and Economics in 2000.

Family Relationships

There are no family relations in respect of any member of the Board.

Board of Directors

Our Board of Directors will consist of five Directors upon closing of this offering, three of whom will be “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Board Diversity

Board Diversity Matrix (as of the date of this prospectus)
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—	—	—	—
LGBTQ+	—	—	—	—

Leadership Structure and Risk Oversight

Our Board of Directors actively manages our Company’s risk oversight process and receives periodic reports from management on areas of material risk to our Company, including operational, financial, legal, and regulatory risks. The committees of the Board of Directors will assist the Board of Directors in fulfilling its oversight responsibilities in certain areas of risk. The audit committee will assist the Board of Directors with its oversight of our Company’s major financial risk exposure. The compensation committee will assist the Board of Directors with its oversight of risks arising from our Company’s compensation policies and programs. The nominating and corporate governance committee will assist the Board of Directors with its oversight of risks associated with board organization, board independence, and corporate governance. While each committee will be responsible for evaluating certain risks and overseeing the management of those risks, the entire Board of Directors will continue to be regularly informed about the risks.

Board composition and director independence

As a company incorporated in the Cayman Islands, we qualify as a foreign private issuer that is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq Capital Market. Following this offering, we intend to rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely; (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of Executive Officers, Directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

Upon completion of this offering, Mr. Xie will, through Mega Origin, indirectly control approximately [•]% of our total issued and outstanding Ordinary Shares, representing approximately [•]% of the total voting power. As a result, we will be a “controlled company” within the meaning of the Nasdaq Capital Market Stock Market Rules and therefore eligible for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market listing rules, including (i) the requirement that a majority of our Board of Directors must be independent directors, (ii) the requirement that our director nominees must be selected or recommended solely by independent directors, and (iii) the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We do not intend to rely on these exemptions applicable to a “controlled company” and will instead rely on the exemptions provided to foreign private issuers to be exempt from the corporate governance requirements of the Nasdaq Capital Market listing rules. However, in the event we cease to be a foreign private issuer, we intend to rely on these exemptions applicable to a “controlled company”. As a result of being a foreign private issuer and a controlled company, you may not have the same protection afforded to shareholders of companies that are not exempt from the corporate governance requirements identified above.

Committees of the Board of Directors

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to establish an audit committee, a compensation committee and a nomination committee, each of which will operate pursuant to a charter adopted by our Board that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The Board may also establish other committees from time to time to assist our Company and the Board. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq Capital Market and SEC rules and regulations, if applicable. Upon our listing on Nasdaq Capital Market, each committee’s charter will be available on our website at https://www.delixy.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

Mr. Lay, Mr. Yap and Mr. Wang, all of whom are independent Directors, will serve on the audit committee, which will be chaired by Mr. Lay. Our Board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq Capital Market, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Lay as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•        appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•        pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•        reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•        reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•        coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•        establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

•        monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•        preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•        reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•        reviewing earnings releases.

Compensation committee

Mr. Lay, Mr. Yap and Mr. Wang, all of whom are independent Directors, will serve on the compensation committee, which will be chaired by Mr. Wang. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Capital Market. The compensation committee’s responsibilities include:

•        evaluating the performance of our Chief Executive Officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

•        reviewing and recommending to the Board of Directors the cash compensation of our other Executive Officers;

•        reviewing and establishing our overall management compensation, philosophy and policy;

•        overseeing and administering our compensation and similar plans;

•        reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq Capital Market rules;

•        retaining and approving the compensation of any compensation advisors;

•        reviewing and approving our policies and procedures for the grant of equity-based awards;

•        reviewing and recommending to the Board of Directors the compensation of our Directors; and

•        preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Mr. Lay, Mr. Yap and Mr. Wang, all of whom are independent Directors, and will serve on the nomination committee, which will be chaired by Mr. Yap. Our Board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq Capital Market rules. The nomination committee’s responsibilities include:

•        developing and recommending to the Board’s criteria for board and committee membership;

•        establishing procedures for identifying and evaluating Director candidates, including nominees recommended by stockholders; and

•        reviewing the composition of the Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Controlled Company

Upon completion of this offering, Mr. Xie will, through Mega Origin, indirectly control approximately [•]% of our total issued and outstanding Ordinary Shares, representing approximately [•]% of the total voting power. As a result, we will be a “controlled company” within the meaning of the Nasdaq Capital Market Stock Market Rules and therefore eligible for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market listing rules, including (i) the requirement that a majority of our Board of Directors must be independent directors, (ii) the requirement that our director nominees must be selected or recommended solely by independent directors, and (iii) the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We do not intend to rely on these exemptions applicable to a “controlled company” and will instead rely on the exemptions provided to foreign private issuers to be exempt from the corporate governance requirements of the Nasdaq Capital Market listing rules. However, in the event we cease to be a foreign private issuer, we intend to rely on these exemptions applicable to a “controlled company”. As a result of being a foreign private issuer and a controlled company, you may not have the same protection afforded to shareholders of companies that are not exempt from the corporate governance requirements identified above.

Corporate governance

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt a formal policy regarding board diversity and our nomination committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

As a company incorporated in the Cayman Islands, we qualify as a foreign private issuer that is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq Capital Market. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of such exchanges. Following this offering, we intend to rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely; (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of Executive Officers, Directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

Code of Conduct, Code of Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt (i) a written code of business conduct and ethics and (ii) Insider Trading Policy that applies to our Directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions, and we also intend to adopt an (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the Policies will be posted on the Corporate Governance section of our website, which is located at https://www.delixy.com. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, Executive Officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq Capital Market.

Compensation of Executive Directors and Executive Officers

For the financial year ended December 31, 2022, we paid an aggregate of approximately S$285,000 in cash to our Executive Directors and Executive Officers and for the financial year ended December 31, 2023, we paid an aggregate of approximately S$298,000 in cash to our Executive Directors and Executive Officers, as set forth in the table below.

Employment Agreements

Employment Agreement between Mr. Xie and our Company

We will enter into an Employment Agreement with Mr. Xie that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, pursuant to which he will be employed as our Executive Chairman, Chief Executive Officer and Executive Director. The agreement provides for a monthly base salary equal to [•]. Under the terms of the agreement, Mr. Xie’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Xie shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Ms. Chu and our Company

We will enter into an Employment Agreement with Ms. Chu that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, pursuant to which she will be employed as our chief financial officer. The agreement provides for a monthly base salary equal to [•]. Under the terms of the agreement, Ms. Chu’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ written notice or the equivalent salary in lieu of such notice. The agreement also provides that Ms. Chu shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Ms. Yao and our Company

We will enter into an Employment Agreement with Ms. Yao that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, pursuant to which he will be employed as our chief operating officer. The agreement provides for a monthly base salary equal to [•]. Under the terms of the agreement, Ms. Yao’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ written notice or the equivalent salary in lieu of such notice. The agreement also provides that Ms. Yao shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Independent Director Nominee Agreements

Each of our Independent Director Nominees will enter into an Independent Director Nominee Agreement with the Company effective upon the closing of this Offering. The terms and conditions of such Independent Director Nominee Agreements will be similar in all material aspects. Each Independent Director Nominee Agreement is for an initial term of one year and will continue until the Independent Director Nominee’s successor is duly elected and qualified. Each Independent Director Nominee will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Independent Director Nominee Agreement will remain in full force and effect. Any Independent Director Nominee Agreement may be terminated for any or no reason by the Independent Director Nominee or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the Independent Director Nominee Agreements, the initial annual director fees that are payable to our Independent Director Nominees will be US$50,000 to Mr. Lay, US$30,000 to Mr. Yap and US$30,000 to Mr. Wang. Such director fees are payable in cash on a monthly basis.

In addition, our Independent Director Nominees will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the Board of Directors; provided that each Independent Director Nominee shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Independent Director Nominee.

Other than as disclosed above, none of our Independent Director Nominees has entered into a service agreement with our Company or any of our subsidiary that provides for benefits upon termination of employment.

Equity Incentive Plan

Subject to the completion of this offering, our shareholders and Board will adopt the Delixy Equity Incentive Plan (“Delixy Incentive Plan”), to motivate attract and retain the best available personnel, provide additional incentives to staff, Directors and those that have or will contribute to the success of our Group and promote the success of our business. Under the Delixy Incentive Plan, the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under such plan is [•], which constitutes 10% of the total issued and outstanding Ordinary Shares of our Company on a fully-diluted basis as of the date of adoption. Pursuant to Rule 416(a) under the Securities Act, this Registration Statement also covers an indeterminate number of additional shares which may be offered and issued to prevent dilution from share splits, share dividends or similar transactions as provided in the Delixy Incentive Plan. Any ordinary shares covered by an award granted under the Delixy Incentive Plan (or portion of an award) that terminates, expires, lapses or repurchased for any reason will be deemed not to have been issued for purposes of determining the maximum aggregate number of ordinary shares that may be issued under the Delixy Incentive Plan. As of the date of this prospectus, we have not granted any awards under the Delixy Incentive Plan.

The following paragraphs summarize the principal terms of the Delixy Incentive Plan.

Types of awards.    The Delixy Incentive Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by our Board or the compensation committee.

Plan administration.    Our Board or the compensation committee administers the Delixy Incentive Plan. Our Board or the compensation committee determines, among other things, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement.    Awards granted under the Delixy Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.    We may grant awards to our Directors, employees, business partners, consultants etc.

Vesting schedule.    In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards.    The exercise price per share subject to an option is determined by the plan administrator and set forth in the award agreement, which may be a fixed price or a variable price related to the fair market value of the Ordinary Shares. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.

Transfer restrictions.    Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions, such as transfers to our company or a subsidiary of ours, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the plan administrator or our Executive Officer or Director authorized by the plan administrator, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the plan administrator, pursuant to such conditions and procedures as the plan administrator may establish.

Termination and amendment.    Unless terminated earlier, the Delixy Incentive Plan has a term of 10 years. Our Board may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the participant.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our share capital as of [•], 2024 by:

•        each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

•        each of our named Executive Officers;

•        each of our Directors and Director nominees; and

•        all of our current Executive Officers, Directors and Director nominees as a group.

Applicable percentage ownership is based on [•] Ordinary Shares issued and outstanding as at the date of this prospectus and, with respect to percent ownership after this offering. All Ordinary Shares held by shareholders who hold 5% or more of our issued share capital have the same voting rights as all other holders of our Ordinary Shares.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than 1 person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is 883 North Bridge Road #04-01, Southbank Singapore 198785.

	Ordinary Shares Beneficially Owned Before this Offering		Ordinary Shares Beneficially Owned After this Offering
Name of Beneficial Owners	Number	Percentage %	Number	Percentage %
Executive Directors and Executive Officers:
Mr. Xie(1)	[•]	[63.3]	[•]	[•]
Ms. Chu	—	—	—	—
Ms. Yao	—	—	—	—
Independent Director Nominees:
Mr. Lay, Shi Wei	—	—	—	—
Mr. Yap, Beng Tat, Richard	—	—	—	—
Mr. Wang, Jinxiao	—	—	—	—
5% or Greater Shareholders:
Mega Origin(2)		[63.3]	[•]	[•]
Novel Majestic(3)		[18.6]
Total:	[•]	[81.9]	[•]	[•]

____________

Notes:

(1)      Mr. Xie holds [•] Ordinary Shares representing [63.3%] of the total number of Ordinary Shares issued and outstanding as of the date of this prospectus through Mega Origin. Mr. Xie holds 100% of equity interest in Mega Origin, has voting and/or dispositve control over the shares of the Company held by Mega Origin, and may be deemed to be the beneficial owner of all Ordinary Shares held by Mega Origin.

(2)      Mr. Xie holds 100% of equity interest in Mega Origin and has voting and/or dispositive control over the Ordinary Shares held by Mega Origin.

(3)      Ms. Tran Tieu Cam holds 100% of equity interest in Novel Majestic and has voting and/or dispositive control over the Ordinary Shares held by Novel Majestic.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Selling Shareholders

This prospectus covers the offering of in aggregate [•] Ordinary Shares by the Selling Shareholders. This prospectus and any prospectus supplement will only permit the Selling Shareholders to sell the number of Ordinary Shares identified in the column “Number of Ordinary Shares to be Sold.” The Ordinary Shares owned by the Selling Shareholders are “restricted” securities under applicable United States federal and state securities laws and are being registered pursuant to this prospectus to enable the Selling Shareholders the opportunity to sell those Ordinary Shares.

The following table sets forth the name of the Selling Shareholders, the number and percentage of Ordinary Shares beneficially owned by the Selling Shareholders, the number of Ordinary Shares sold in this offering and the number and percentage of Ordinary Shares the Selling Shareholders will own after the offering. The information appearing in the table below is based on information provided by or on behalf of the named Selling Shareholders. We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholders.

Name of Selling Shareholder*	Ordinary Shares Beneficially Owned Prior to Offering	Percentage Ownership Prior to Offering(1)	Number of Ordinary Shares Sold	Number of Ordinary Shares Owned After Offering	Percentage Ownership After Offering(1)
Mega Origin(2)	[•]	[63.3]	[•]	[•]	[•]
Novel Majestic(3)	[•]	[18.6]	[•]	[•]	[•]

____________

Notes:

(1)      Based on [•] Ordinary Shares issued and outstanding immediately prior to the offering and [•] Ordinary Shares to be issued and outstanding immediately after the offering.

(2)       Mega Origin, a company incorporated in the BVI, is wholly-owned by Mr. Xie, our Chairman, Chief Executive Officer and Executive Director.

(3)      Novel Majestic, a company incorporated in the BVI, is wholly-owned by Ms. Tran Tieu Cam, an Independent Third Party.

*        Other than as indicated, none of the other Selling Shareholders and/or persons who have control over the Selling Shareholders has had, within the past three years, any relationship with the Company or any of the predecessors or affiliates.

RELATED PARTY TRANSACTIONS

We plan to adopt an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the financial years ended December 31, 2021, 2022 and 2023, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Singapore law.

The amounts due from related party consisted of the following:

Name of related party	Relationship	Nature	As of December 31,			Latest Practicable Date
			2021	2022	2023
			USD’000	USD’000	USD’000
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	1,411	1,411	—	0

The amounts due to related parties consisted of the following:

Name of related party	Relationship	Nature	As of December 31,			Latest Practicable Date
			2021	2022	2023
			USD’000	USD’000	USD’000
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	175	175	—	0
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Dividend payable, unsecured, interest-free and repayable on demand	—	—	8,245	0

The following represents the other significant related party transactions that occurred in the financial years ended December 31, 2023, 2022 and 2021.

Name of related party	Relationship	Nature	Year ended December 31,			Latest Practicable Date
			2021	2022	2023
			USD’000	USD’000	USD’000
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	—	—	(175)	0

Name of related party	Relationship	Nature	Year ended December 31,			Latest Practicable Date
			2021	2022	2023
			USD’000	USD’000	USD’000
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Dividend paid	—	—	(1,500)	0
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	—	—	6	0
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	—	—	(87)	0

Post December 31, 2023 Transactions

Loan from Mega Origin Holdings Limited

On January 1, 2024, Delixy Energy entered into a loan agreement with Mega Origin. The loan quantum is US$5,000,000 with simple annual interests charged at 3.5% per annum. The loan is for a period of two years and not repayable upon demand, save upon the request by Delixy Energy, whichever earlier.

Dividend declared to Mega Origin Holdings Limited

On May 28, 2024, Delixy Energy declared a dividend of US$1.00 per share. The dividend amount of US$1,000,000 was recorded as distributed and payable to Mega Origin.

Sale of Property to Wisecome Oil Pte. Ltd.

To rationalize the operations of our Group in anticipation of our listing, on June 28, 2024, Delixy sold a property at 883 North Bridge Road #04-01, Southbank, Singapore 198785 (the “Property”) to Wisecome Oil Pte. Ltd. for a consideration of S$1,300,000 pursuant to a sale and purchase agreement dated June 28, 2024.

The consideration for the disposal of the Property was based on the fair value of the Property as determined by an external, independent and qualified valuer undertaken on May 8, 2024.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$500,000 divided into 500,000,000 shares, par value of US$0.001 each. As of the date of this prospectus, [•] ordinary shares are issued and outstanding.

Immediately prior to the completion of this offering, we will have [•] ordinary shares issued and outstanding. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

We will adopt an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company.    Under our post-offering memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares.    Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    Voting at any meeting of shareholders is by way of a poll except that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

•        at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;

•        shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

•        shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our post-offering memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our Board of Directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our Board of Directors or by a majority of our Board of Directors. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that any one or more Members holding not less than one-third of all votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company..

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our Board of Directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any ordinary share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of ordinary shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•        a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.    Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our Board of Directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our Board of Directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.    Our post-offering memorandum and articles of association authorizes our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorizes our Board of Directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

•        the designation of the series;

•        the number of shares of the series;

•        the dividend rights, dividend rates, conversion rights and voting rights; and

•        the rights and terms of redemption and liquidation preferences.

Our Board of Directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares. As of the date of this prospectus, there are currently no preference shares issued and outstanding.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our post offering memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•        authorize our Board of Directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•        limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as an exempted limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATION

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved (i) in the case of a shareholder scheme, by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and (ii) in the case of a creditor scheme only, by a majority in number of each class of creditors with whom the arrangement is to be made and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our post-offering amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our post-offering amended and restated articles of association or may be taken by unanimous written consent of the shareholders without a meeting.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the Board of Directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association provide that any one or more Members holding not less than one-third of all votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a Board of Directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders or a resolution of directors. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our Board of Directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our post-offering memorandum and articles of association.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the Board of Directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s Board of Directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the Board of Directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the Board of Directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at https://www.delixy.com or through phone number +65 6291 3184.

Anti-Money Laundering Matters

In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

On May 16, 2024, our Company was incorporated in the Cayman Islands and the one initial share held by Conyers Corporate Services (Cayman) Limited was transferred to Mr. Xie for cash at par. Per the reorganization to be executed on [•], 2024, Mr. Xie will transfer [18.62]%, [4.90]%, [4.90]%, [4.90]% and [3.34]% of his shares to Novel Majestic, Cosmic Magnet, Dragon Circle, Rosywood Holdings and Golden Legend respectively. On [•], 2024, Mr. Xie will transfer his [63.34]% interest in our Company to his wholly-owned company, Mega Origin, for cash at par. On [•], 2024, Mega Origin will transfer its entire equity interest in Delixy to us in consideration of our allotment and issue to it of one share credited as fully paid.

Prior to the effective date of the registration statement of which this prospectus forms a part, and pursuant to a sale and purchase agreement to be entered into by and among Mega Origin and the Company as part of a group reorganization, our Company issued one Ordinary Share to Mega Origin in exchange for its transferring of its entire equity interests in Delixy Energy to Delixy International.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have [•] Ordinary Shares issued.

All of the Ordinary Shares sold in this offering by the Company and by the Selling Shareholders will be freely transferable in the United States, without restriction or further registration under the Securities Act, by persons other than our “affiliates.” Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All of our Ordinary Shares outstanding immediately prior to the completion of this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 promulgated under the Securities Act, which rule is summarized below. Restricted shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Ordinary Shares acquired in this offering by our affiliates.

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect prevailing market prices of our Ordinary Shares. Prior to this offering, there has been no public market for our Ordinary Shares, and while we intend to apply for the listing of our Ordinary Shares on the Nasdaq Capital Market, we cannot assure you that a regular trading market will develop in the Ordinary Shares.

Lock-Up Agreements

We have agreed, subject to certain exceptions, for a period of 180 days after the date of the final prospectus, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or cause to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit or senior credit facility with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii), or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise without the consent of the Representative.

Furthermore, each of our Directors and Executive Officers and certain principal shareholders have also entered into a similar lock-up agreement with the underwriter for a period of 180 days from the date of this prospectus, except for the Selling Shareholders with respect to their [•] Ordinary Shares sold in this offering without the prior written consent of the Representative.

We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Dragon Circle, one of our existing Shareholders will enter into a lock up agreement with the Company, pursuant to which Dragon Circle has agreed not to sell any Ordinary Shares held by it for a period of 90 days after the date of the effective date of Company’s registration statement.

All of our Resale Shareholders, including Cosmic Magnet Limited, Rosywood Holdings Limited and Golden Legend Limited, have agreed to a lock up period for its Resale Shares. For a period of 30 days following the closing of this offering, Cosmic Magnet Limited, Rosywood Holdings Limited and Golden Legend Limited may not offer, sell, pledge or otherwise dispose of any of their Shares without the prior written consent of the Representative.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than six months but not more than one year may sell such Ordinary Shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than one year may freely sell our Ordinary Shares without registration under the Securities Act. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our Ordinary Shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•        1% of the then outstanding Ordinary Shares; or

•        the average weekly trading volume of our Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Class A Shares from our Company in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Class A Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Resale Prospectus

As described in the Explanatory Note to the registration statement of which this prospectus forms a part, the registration statement also contains the Resale Prospectus to be used in connection with the potential resale by the Resale Shareholders of our Ordinary Shares held by them. Subject to any lock up/leak out conditions, these Ordinary Shares have been registered to permit public resale of such shares, and the Resale Shareholders may offer the shares for resale from time to time pursuant to the Resale Prospectus. The Resale Shareholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. No shares may be sold by the Resale Shareholders until our Ordinary Shares are listed or quoted on an established public trading market. Thereafter, any sales will occur at prevailing market prices or privately negotiated prices. None of the Ordinary Shares registered for resale pursuant to the Resale Prospectus is underwritten by the Underwriter and will not form a part of the Offering.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, which are expected to be incurred by us in connection with the offer and sale of the Ordinary Shares by us and the Selling Shareholders. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$ [•]
FINRA Filing Fee	US$ [•]
Nasdaq Capital Market Entry and Listing Fee	US$ [•]
Printing expenses	US$ [•]
Legal fees and expenses	US$ [•]
Accounting fees and expenses	US$ [•]
Miscellaneous	US$ [•]
Total	US$ [•]

These expenses will be borne by us.

MATERIAL TAX CONSIDERATIONS

The following summary of Cayman Islands and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers, Dill & Pearman, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares in this offering and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a USD amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into USD on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that USD value. If such dividends are converted into USD on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into USD on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its USD value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into USD on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in USD. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than USD on the disposition of our Ordinary Shares will realize an amount equal to the USD value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the USD value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the USD value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our Ordinary Shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

•        such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

•        such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

•        such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•        an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Ordinary Shares on the Nasdaq Capital Market, we cannot guarantee that our listing will be approved or that we will be able to list our Ordinary Shares on another national securities exchange. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

We and the Selling Shareholders have entered into an underwriting agreement dated [•], 2024 with Bancroft Capital, LLC, or the Representative, acting as the lead managing underwriter and book-runner with respect to the Ordinary Shares subject to this offering. Subject to the terms and conditions of the underwriting agreement, we and the Selling Shareholders have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, on a firm commitment basis, the number of Ordinary Shares set forth opposite their name(s) below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Name	Number of shares
Bancroft Capital, LLC	[•]
Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken.

The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[•] per share. The underwriter may allow, and certain dealers may re-allow, a discount from the concession not in excess of US$[•] per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriter has informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Discounts, Commission and Expenses

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the Ordinary Shares to the underwriters at the offering price of US$[•] per share, which represents the public offering price of our shares set forth on the cover page of this prospectus less a 7.5% underwriting discount, for any amount of Ordinary Shares from investors sourced by underwriters and 4.5% for any amount of Ordinary Shares from investors sourced by us.

The following table shows the price per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us.

Total Per Share

Public offering price	US$	[•]
Underwriting discounts and commissions to be paid by us:	US$	[•]
Proceeds, before expenses, to us	US$	[•]
Proceeds, before expenses, to the Selling Shareholders	US$	[•]

We will also pay to the Representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sale of the Ordinary Shares.

We have agreed to reimburse the Representative up to a maximum of US$162,900 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below). We agreed to pay US$90,000 as an advance towards the Representative’s accountable expenses (US$60,000 paid upon execution of the engagement letter in connection with this offering, and an additional US$30,000 to be paid upon submission of our response to the initial comments from the SEC to the registration statement of which this prospectus forms a part), (together, the “Advance”).

As of the date of this prospectus, we have paid US$60,000 of the Advance to the Representative; any portion of the Advance will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay expenses relating to the offering, including but not limited to (i) all filing fees and communication expenses relating to the registration of the Ordinary Shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all fees and expenses relating to the listing of the Ordinary Shares on Nasdaq Capital Market; (iii) all reasonable fees, expenses and disbursements relating to background checks of the Company’s officers and Directors; (iv) up to US$150,000 of legal fees, costs and expenses incurred by the Representative, including all reasonable travel and lodging expenses incurred by the Representative or its counsel in connection with visits to, and examinations of, the Company; (v) translation costs for due diligence purposes; (vi) all fees, expenses and disbursements relating to the registration or qualification of such Ordinary Shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees and the reasonable fees and disbursements of Representative’s counsel); (vii) the costs of all mailing and printing of the underwriting documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the Representative may reasonably deem necessary; (viii) the costs of preparing, printing and delivering certificates representing the Ordinary Shares and the fees and expenses of the transfer agent for such shares; (ix) stock transfer taxes, if any; (x) the fees and expenses of the Company’s accountants, legal counsel, public relations firm and other agents and representatives; (xi) all expenses, including without limitation, our travel and lodging expenses for all road show meetings and preparation of a power point presentation.

We estimate that the total expenses of the offering payable by us, excluding the underwriter’ discount and commissions and non-accountable expense allowance will be approximately US$[•] including a maximum aggregate reimbursement of US$162,900 of the Representative’s accountable expenses.

Lock-Up Agreements

Our officers, Directors and principal shareholders (5% or more shareholders), except for the Selling Shareholders to the extent of their participation in this offering, will agree to a 180 days “lock-up” period from the closing of this offering with respect to the Ordinary Shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued (which lock-up does not include the Ordinary Shares sold by the Selling Shareholders in this offering or by the Resale Shareholders pursuant to the Resale Prospectus). This means that, for a period of 180 days following the closing of the offering, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the Representative. We have also agreed, in the underwriting agreement, to similar restrictions on the issuance and sale of our securities for 180 days following the closing of this offering, subject to certain customary exceptions, without the prior written consent of the Representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Dragon Circle will enter into a lock up agreement with the Company, pursuant to which Dragon Circle has agreed not to sell any Shares held by it for a period of 90 days after the date of the effective date of Company’s registration statement.

Cosmic Magnet, being a Resale Shareholder, will agree to a lock up period for their Resale Shares. For a period of 30 days following the closing of this offering, Cosmic Magnet may not offer, sell, pledge or otherwise dispose of any of their Shares without the prior written consent of the Representative.

Rosywood Holdings, being a Resale Shareholder, will agree to a lock up period for their Resale Shares. For a period of 30 days following the closing of this offering, Rosywood Holdings may not offer, sell, pledge or otherwise dispose of any of their Shares without the prior written consent of the Representative.

Golden Legend, being a Resale Shareholder, will agree to a lock up period for their Resale Shares. For a period of 30 days following the closing of this offering, Golden Legend may not offer, sell, pledge or otherwise dispose of any of their Shares without the prior written consent of the Representative.

Tail Financing

We have also agreed to pay the Representative, subject to certain exceptions, a cash fee equal to 7.5% of the gross proceeds received by us from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Representative to us during the period from the date the Representative was engaged until the final closing of this offering (the “Engagement Period”), in connection with any public or private offering or other financing or capital-raising transaction of any kind (each a “Tail Financing”), and such Tail Financing is consummated at any time during the Engagement Period or within the twelve (12) month period following the expiration or termination of the Engagement Period (the “Tail Period”), provided that pursuant to FINRA Rule 5110(g)(5), we shall have a right of termination for cause, which includes that we may terminate the Representative’s engagement upon the Representative’s material failure to provide the underwriting services required by the underwriting agreement, and any such termination for cause shall eliminate our obligation to pay such termination fee with regard to a Tail Financing.

Right of First Refusal

For a period of 12 months from the completion of this offering, we have granted the Representative the right of first refusal to act as sole book-running manager sole underwriter or sole placement agent with respect to any public or private sale of the securities of the Company and/or any of its subsidiaries.

Nasdaq Capital Market Listing

We have applied to have our Ordinary Shares approved for listing on the Nasdaq Capital Market under the symbol “DLXY”. We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Ordinary Shares will be listed on the Nasdaq Capital Market at the completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on the Nasdaq Capital Market may engage in passive market making transactions on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M, during the Business Day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Ordinary Shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriter and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriter to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriter may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Ordinary Shares. The underwriter may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•        Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriter will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriter are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•        Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriter in order to reduce a short position incurred by the managing underwriter on behalf of the underwriter.

•        A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on the Nasdaq Capital Market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Other Relationships

The underwriter and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriter and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses. In addition, in the ordinary course of their business activities, the underwriter and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offers outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. The validity of the Ordinary Shares offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain matters as to Singapore law will be passed upon for us by Bird & Bird ATMD LLP. Nelson Mullins Riley & Scarborough LLP is acting as U.S. securities counsel to the underwriter.

EXPERTS

The financial statements as of December 31, 2022 and 2023, and for each of the two years in the period ended December 31, 2022 and 2023 included in this prospectus have been audited by Onestop Assurance PAC, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of Onestop Assurance PAC is located at 10 Anson Road, #06-15 International Plaza, Singapore 079903.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Ordinary Shares to be sold in this offering. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, proxy statements and other information with the SEC. All information filed with the SEC, including the registration statement, can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our Executive Officers, Directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As we are a foreign private issuer, we will be required to file our annual report on Form 20-F within 120 days of the end of each year. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders.

INDEX TO DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Delixy Holdings Limited and Subsidiaries (collectively referred to as the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022 and 2023, and the results of its income and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

PCAOB ID 6732

We have served as the Company’s auditor since 2024.
Singapore
June 5, 2024

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amount in USD thousands, except for share and per share data, or otherwise noted)

		As of December 31,
	Note	2022	2023
		US$’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents		6,058	8,245
Accounts receivable, net	4	3,429	713
Deposits, prepayments and other receivables	5	59	35
Amount due from shareholder	6	1,411	—
Derivative financial instruments	7	515	607
Total current assets		11,472	9,600

Non-current assets:
Property and equipment, net	8	814	791
Right-of-use assets, net	9	7	49
Total non-current assets		821	840

TOTAL ASSETS		12,293	10,440

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities	10	119	75
Dividend payables		—	8,245
Amount due to related party	11	175	—
Lease liabilities	12	7	42
Derivative financial instruments	7	36	—
Income tax payable	17	46	246
Total current liabilities		383	8,608

Non-current liability:
Lease liabilities	12	—	7
Non-current liability		—	7

TOTAL LIABILITIES		383	8,615

Commitments and contingencies	20	—	—
Shareholders’ equity:
Ordinary share, par value US$0.001, 500,000,000 shares authorized, 1,000,000 shares issued	13	1	1
Additional paid-up capital		694	694
Retained earnings		11,169	1,084
Other reserve	14	46	46
Total shareholders’ equity		11,910	1,825
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,293	10,440

The accompanying notes are integral part of these consolidated financial statements.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Amount in USD thousands, except for share and per share data, or otherwise noted)

		Financial Years ended December 31,
	Note	2022	2023
		US$’000	US$’000
Revenues	3,15	319,804	289,166
Cost of revenue		(317,407)	(285,037)
Gross profit		2,397	4,129
General and administrative expenses		(2,180)	(3,007)
Profit from operations		217	1,122

Other income:	16
Foreign exchange gain		6	3
Interest income		42	250
Shipping charges reimbursed		45	—
Other income		12	2
Total other income		105	255

Income before income tax		322	1,377

Income tax expense	17	(69)	(225)
NET INCOME		253	1,152

TOTAL COMPREHENSIVE INCOME		253	1,152

Net income per share
Basic and diluted		0.25	1.15
Weighted average number of ordinary shares outstanding Basic and diluted		1,000,000	1,000,000

The accompanying notes are integral part of these consolidated financial statements.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in USD thousands, except for share and per share data, or otherwise noted)

		Ordinary Shares		Additional paid-up capital	Other reserve	Retained earnings	Total shareholders’ equity
	Note	No. of shares	Amount
		’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance as of January 1, 2022		1,000	1	694	46	10,916	11,657
Net income		—	—	—	—	253	253
Balance as of December 31, 2022		1,000	1	694	46	11,169	11,910
Dividends	13	—	—	—	—	(11,237)	(11,237)
Net income		—	—	—	—	1,152	1,152
Balance as of December 31, 2023		1,000	1	694	46	1,084	1,825

The accompanying notes are integral part of these consolidated financial statements.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
(Amount in USD thousands, except for share and per share data, or otherwise noted)

	Financial Years ended December 31,
	2022	2023
	US$’000	US$’000
Cash flows from operating activities:
Net income after tax	253	1,152
Depreciation of property and equipment	24	24
Amortization of right-of-use assets	45	43
Interest expense	12	23
Interest income	(42)	(250)
Fair value loss/(gain) on derivative financial instruments	36	(21)

Change in working capital:
Accounts receivable, net	27,120	2,716
Deposits, prepayments and other receivables	(50)	24
Accrued liabilities	(32,328)	(44)
Lease liabilities	(49)	(47)
Income tax payable	46	200
Interest paid	(10)	(20)
Net cash (used in)/provided by operating activities	(4,943)	3,800

Cash flows from investing activities:
Derivative financial instruments	2,695	(107)
Interest income	42	250
Amount due from shareholder	—	(81)
Net cash provided by investing activities	2,737	62

Cash flows from financing activities:
Amount due to related party	—	(175)
Repayment of bank borrowings	(458)	—
Dividend paid	—	(1,500)
Net cash used in financing activities	(458)	(1,675)

Net change in cash and cash equivalents	(2,664)	2,187

BEGINNING OF FINANCIAL YEAR	8,722	6,058

END OF FINANCIAL YEAR	6,058	8,245

Supplemental Cash Flow Information:
Cash paid for income taxes	(23)	(25)
Cash paid for interest	(12)	(23)

The accompanying notes are integral part of these consolidated financial statements.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Delixy Holdings Limited (“Company”) was incorporated on May 16, 2024 in the Cayman Islands, as an exempted company with limited liability. The Group conducts its primary operations through its indirect wholly owned subsidiary, Delixy Energy Pte. Ltd. was incorporated and domiciled in Singapore. The Company’s wholly owned subsidiary, Delixy International Limited, holds the entire shareholding interests of Delixy Energy. Delixy Energy is principally engaged in the trading of crude oil and oil-based products.

Reorganization

A summary of the formation of the group structure is as follows:

Delixy Energy Pte Ltd

Delixy Energy Pte. Ltd. (“Delixy Energy”) was incorporated in Singapore on September 10, 2007. Delixy Energy is our indirect wholly-owned subsidiary and has an issued share capital of 1,000,000 shares, all of which are held by Delixy International Limited (“Delixy International”), our direct wholly-owned subsidiary following an internal group reorganization on [•], 2024, whereby Mega Origin transferred its entire shareholding interests in Delixy Energy of 1,000,000 shares to Delixy International. Delixy Energy is principally engaged in the trading of crude oil and oil-based products.

Delixy International Limited

On [•], 2024, Delixy International Limited (“Delixy International”) was incorporated in the British Virgin Islands with limited liability. Delixy International is authorized to issue a maximum of 50,000 shares of a single class each with a par value of US$1.00 each and the initial 1,000 shares were held by Mr. Xie.

Delixy Holdings Limited

Delixy Holdings Limited was incorporated in the Cayman Islands on May 16, 2024 under the Companies Act as an exempted company with limited liability. The authorized share capital was US$500,000 divided into 500,000,000 Ordinary shares, par value US$0.001 each at the time of incorporation. The initial one share was transferred to Mr. Xie on the same date for cash at par. Following our incorporation, our entire issued share capital was held solely by Mr. Xie.

Restructuring

Per the reorganization to be executed on [•], 2024, Mr. Xie will transfer [18.62]%, [4.90]%, [4.90]%, [4.90]% and [3.34]% of his shares to Novel Majestic, Cosmic Magnet, Dragon Circle, Rosywood Holdings and Golden Legend respectively. On [•], 2024, Mr. Xie will transfer his [63.34]% interest in our Company to his wholly-owned company, Mega Origin, for cash at par. On [•], 2024, Mega Origin will transfer its entire equity interest in Delixy to us in consideration of our allotment and issue to it of one share credited as fully paid.

The restructuring is considered as a merger of entities under common control. Under the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts on the date of the Restructuring, which requires retrospective combination of the Company, Delixy International and Delixy Energy for all periods presented. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per share, which have been revised to reflect the effects of the reorganization as of December 31, 2022 and 2023.

After the Reorganization, the Company wholly owns Delixy International, which is domiciled in the BVI. Delixy International, in turn, wholly owns Delixy Energy, which is incorporated and domiciled in Singapore. The Company is headquartered in Singapore and conducts its operations globally.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION (cont.)

Details of the subsidiaries of the Company are set out below:

Name	Date of incorporation	Background	Effective ownership
Delixy Energy Pte Ltd	September 10, 2007	Principally engaged in the general wholesale trading of Crude oil and oil-based products	100% owned by [Delixy International]
Delixy International Limited	[•], 2024	Investment holding	100% owned by the Company

The accompanying consolidated financial statements are presented assuming that the Company was in existence at the beginning of the first period presented. For presentation purposes in the consolidated financial statements, the issued ordinary shares represent Delixy Energy’s share capital.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

(a)     Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

(b)    Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the financial years presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, assumptions used in assessing right-of-use assets and impairment of long-lived assets, and deferred tax valuation allowance.

(c)     Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Group have been eliminated upon consolidation.

On consolidation the entities should be combined for all periods that the relationship of common control started and the transaction would be treated as a capital transaction with any gain or loss on acquisition adjusted through equity. The consolidated entity would not recognize any goodwill and/or gain/losses from the acquisition and results of operations would be presented for all periods under common control.

The consolidated financial statements of the Company were prepared by applying the pooling of interest method. Accordingly, the results of the Company include the results of the subsidiary for financial years ended December 31, 2022 and 2023. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant period, as a single economic enterprise, although the legal parent-subsidiary relationships were not established.

(d)    Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The accompanying consolidated financial statements are presented in the United States Dollar (“US$”), which is the reporting currency of the Company. In addition, the Company and its subsidiary are operating in Singapore, however, maintain their books and record in United States dollars, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted.

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

(e)     Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore.

(f)     Accounts Receivable, net

Accounts receivable include trade accounts due from customers for selling of crude oil and oil-based products.

Accounts receivable is recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The normal settlement terms of accounts receivable within 90 days. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

(g)    Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold property	Over the remaining lease term
Office equipment	4 Years
Computers	4 Years
Furniture & fittings	4 Years
Renovation	2 – 4 Years
Motor vehicle	8 Years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)    Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

(i)     Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Revenue from goods sold and services provided

Revenue from sales of goods and services in the ordinary course of business is recognized when the Company satisfies a performance obligation (‘‘PO’’) by transferring control of a promised good or service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

The transaction price is allocated to each PO in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual stand-alone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with an observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the PO. Typically, POs for products and services where the process is as described below, the PO is satisfied at a point in time.

For the sale of oil products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions, including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location, at which point title to that asset passes to the customer. The completion of this earning process is evidenced by transport documents such as bill of lading or delivery order.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Trading of derivatives embedded in sales contracts or at the requested from the suppliers for oil products are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value as at each reporting date. The resulting gain or loss is recognized under statements of income.

(j)     Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the financial years ended December 31, 2022, and 2023, the Company received government subsidies of approximately US$4,000 and nil, respectively, which are recognized as government grant in the consolidated statements of comprehensive income.

(k)    Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”).

Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the financial years ended December 31, 2022 and 2023, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

(l)     Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the financial years ended December 31, 2022 and 2023, approximately US$6,000 and US$7,000 respectively, which the contributions were made accordingly.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m)   Leases

Effective from January 1, 2020, we adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right-of-use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the FASB including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

(n)    Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only two reportable segments. The Company does not distinguish between markets or segments for the purpose of internal reporting.

(o)    Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

(p)    Commitments and Contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(q)    Concentration of Credit Risk

Financial instruments consist of cash equivalents, and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onwards, the Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2022 and 2023, bank and cash balances of approximately US$6,058,000 and US$8,245,000, respectively, was maintained at financial institutions in Singapore, of which none of it was subject to credit risk. Management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

(r)     Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

(s)     Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurement and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

•        Level 1 — Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

•        Level 2 — Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

•        Level 3 — Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, deposits and other receivables, amount from a shareholder, accounts payable and accrued liabilities, dividend payable, lease liabilities and hedging contracts approximate at their fair values because of the short-term nature of these financial instruments.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial instruments are fair value financial assets that are marked to fair value and are accounted for as under Level 3 under the above hierarchy except for derivative instruments that are marked to fair value and are accounted for as under Level 2.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(t)     Recently Issued Accounting Pronouncements

On October 28, 2021, the FASB issued ASU 2021-08, which amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. According to the FASB, this Update is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the following: (1) recognition of an acquired contract liability, and (2) payment terms and their effect on subsequent revenue recognized by the acquirer. The ASU’s amendments are effective in fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for public business entities, and are effective in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years for all other entities. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In November 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Company is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Other accounting standards that have been issued by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

NOTE 3 — DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by business and geographic segments, based on management’s assessment of available data:

	Financial years ended December 31,
	2022	2023
	US$’000	US$’000
Revenue recognition at a single point in time:
Sale of crude oil	234,985	252,070
Sale of oil-based products	84,819	37,096
	319,804	289,166

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have two reportable geographic segments. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Financial years ended December 31,
	2022	2023
	US$’000	US$’000
Southeast Asia	77,068	37,096
East Asia	242,736	252,070
	319,804	289,166

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2022	2023
	US$’000	US$’000
Accounts receivable – third parties	3,429	713
Less: Allowance for doubtful accounts	—	—
Accounts receivable, net	3,429	713

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 4 — ACCOUNTS RECEIVABLE, NET (cont.)

For the financial years ended December 31, 2022 and 2023, the Company has not made the allowance for doubtful accounts. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past. The company does not foresee any changes in the bad debt in the near future as well.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable is written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

As of the end of each of the financial year, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	As of December 31,
	2022	2023
	US$’000	US$’000
Within 90 days	2,622	713
More than 90 days	807	—
	3,429	713

NOTE 5 — DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,
	2022	2023
	US$’000	US$’000
Deposits	8	11
Other receivables	51	23
GST receivable	—	1
	59	35

NOTE 6 — AMOUNT DUE FROM SHAREHOLDER

Amount due from shareholder consisted of the following:

	As of December 31,
	2022	2023
	US$’000	US$’000
Amount due from shareholder – Mega Origin	1,411	—
	1,411	—

Amount due from shareholder represents payments made by the Company on behalf of the shareholder, Mega Origin, our controlling shareholder, during the financial years. The amounts are non-trade in nature, unsecured, interest-free and recoverable on demand.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 7 — DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The Company uses derivative instruments to manage commodity price risk. The Company enters into derivatives to economically hedge its exposure against adverse fluctuations of commodity prices. Generally, derivative instruments are recorded at fair value in other current assets or current liabilities in the Company’s consolidated balance sheets.

The Company’s current assets and liabilities that were accounted for at fair value:

	As of December 31,
	2022	2023
	US$’000	US$’000
Current assets
– Margin deposits	515	586
– Unrealized gain on commodity future contracts	—	21
	515	607
Current liabilities
– Unrealized loss on commodity future contracts	(36)	—
	479	607

Margin deposits relate to deposits placed with brokerage companies for derivative instruments entered into for the purpose of managing the Company’s commodity price risk.

The Company estimates fair values based on exchange quoted prices from broker market transactions. In such cases, these derivative contracts are classified within Level 2.

The Effect of Derivative Instruments on the Consolidated Statements of Income

The table below summarizes the net effect of derivative instruments on the consolidated statements of income for the financial years ended December 31, 2022 and 2023.

	Financial Years ended December 31,
	2022	2023
	US$’000	US$’000
Income statement classification
Cost of revenue	19,625	2,433

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2022	2023
	US$’000	US$’000
At cost:
Leasehold property	815	815
Office equipment	14	14
Computers	27	27
Furniture & fittings	14	14
Renovation	46	46
Motor vehicle	16	16
	932	932

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 8 — PROPERTY AND EQUIPMENT, NET (cont.)

	As of December 31,
	2022	2023
	US$’000	US$’000

Less: Accumulated depreciation
Leasehold property	25	35
Office equipment	12	13
Computers	26	26
Furniture & fittings	11	12
Renovation	31	40
Motor vehicle	13	15
	118	141
Property and equipment, net	814	791

Depreciation expense for the financial years ended December 31, 2022 and 2023 were US$24,000 and US$24,000, respectively.

NOTE 9 — RIGHT-OF-USE ASSETS, NET

Right-of-use assets consisted of the following:

	As of December 31,
	2022	2023
	US$’000	US$’000
At cost:
Office	90	85
	90	85

Less: Accumulated amortization
Office	83	36
	83	36
Right-of-use assets, net	7	49

Amortization expense for the financial years ended December 31, 2022 and 2023 were US$45,000 and US$43,000, respectively.

NOTE 10 — ACCRUED LIABILITIES

	As of December 31,
	2022	2023
	US$’000	US$’000
Accrued expenses	119	75

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 11 — AMOUNT DUE TO RELATED PARTY

Amount due to related party consisted of the following:

	As of December 31,
	2022	2023
	US$’000	US$’000
Amount due to related party	175	—

The amount is non-trade in nature, unsecured, interest-free and repayable on demand.

NOTE 12 — LEASE LIABILITIES

Lease liabilities consisted of the following:

	Term of repayments	Annual interest rate	As of December 31,
			2022	2023
			US$’000	US$’000
Lease of office	Within 2 years	5.25%	7	49
Total:			7	49

Representing: –
Current portion			7	42
Non-current portion			—	7
			7	49

The lease is for a period of 2 years with an annual interest rate of 5.25% which is Singapore Prime Lending Rate, administered by the Monetary Authority of Singapore.

NOTE 13 — SHAREHOLDER’S EQUITY

Ordinary Shares

The Company was incorporated in the Cayman Islands on May 16, 2024, under the Companies Act as an exempted company with limited liability. The authorized share capital was US$500,000 divided into 500,000,000 Ordinary shares, par value US$0.001 each at the time of incorporation.

The Company is authorized to issue one class of ordinary share.

Dividends

On May 31, 2023, Delixy Energy declared a dividend of US$1.50 per share of common stock. The dividend amount of US$1,500,000 was distributed and settled by December 31, 2023.

On December 31, 2023, Delixy Energy declared a dividend of US$9.737 per share of common stock. The dividend is payable to its shareholder of record as of December 31, 2023. The dividend amount of US$9,737,000 is distributed, of which US$1,492,000 is offset against amount due from shareholder on December 31, 2023.

The holders of the Company’s ordinary share are entitled to the following rights:

Voting Rights:    Each share of the Company’s ordinary share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 13 — SHAREHOLDER’S EQUITY (cont.)

Dividend Right:    Subject to limitations under Cayman law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available thereof.

Liquidation Right:    In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company.

Other Matters:    The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

NOTE 14 — OTHER RESERVE

The other reserve represents the cumulative foreign currency translation differences arising from the translation of share capital. The share capital is required to be translated at historical rate in effect at the date of the transaction. Therefore, the Company had re-translated the value of the share capital which resulting in a translation difference. Differences in share capital arising from the transition in currency rate used have been reclassified to the other reserve.

NOTE 15 — REVENUES BY SEGMENT

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280 as follow:

•        Sale of crude oil

•        Sale of oil-based products

Information regarding the results of each reportable segment is included below. Performance is measured based on segment revenue and gross profit/(loss), as included in the internal management reports that are reviewed by the Company’s CODM. Both segment revenue and gross profit/(loss) are used to measure performance as management believes that such information is the most relevant in evaluating the level of activities and results of these segments.

The following tables present summary information by product type for the financial years ended December 31, 2022 and 2023, respectively:

	Financial Year ended December 31, 2022
	Sale of Crude Oil	Sale of Oil-Based Product
	US$’000	US$’000
Revenue	234,985	84,819
Gross Profit	1,761	636

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 15 — REVENUES BY SEGMENT (cont.)

	Financial Year ended December 31, 2023
	Sale of Crude Oil	Sale of Oil-Based Product
	US$’000	US$’000
Revenue	252,070	37,096
Gross Profit	3,599	530

In the following table, revenue is disaggregated by the timing of revenue recognition.

	Financial Year ended December 31, 2022
	Sales of Crude Oil	Sales of Oil-Based Product
	US$’000	US$’000
Timing of revenue recognition:
Point in time	234,985	84,819
	Financial Year ended December 31, 2023
	Sales of Crude Oil	Sales of Oil-Based Product
	US$’000	US$’000
Timing of revenue recognition:
Point in time	252,070	37,096

NOTE 16 — OTHER INCOME

	Financial Years ended December 31,
	2022	2023
	US$’000	US$’000
Foreign exchange gain	6	3
Interest income	42	250
Shipping charges reimbursed	45	—
Other income	12	2
Total	105	255

NOTE 17 — INCOME TAX

The provision for income taxes consisted of the following

	Financial Years ended December 31,
	2022	2023
	US$’000	US$’000
Income tax expense	69	225
Income tax payable	46	246

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 17 — INCOME TAX (cont.)

The Company is subject to taxes in the jurisdictions in which it operates, as follows:

Cayman Islands

Delixy Holdings Limited is an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

British Virgin Islands

Delixy International Limited is an exempted British Virgin Islands company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

Singapore

Delixy Energy Pte Ltd is operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the financial years ended December 31, 2022 and 2023 are as follows:

	Financial Years ended December 31,
	2022	2023
	US$’000	US$’000
Income before income taxes	322	1,377
Statutory income tax rate	17%	17%
Income tax expense at statutory rate	55	234
Tax effect of non-taxable income	(1)	—
Tax effect of non-deductible items	4	4
Under provision in previous financial year	24	—
Tax holiday	(13)	(13)
Income tax expense	69	225

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended December 31, 2022 and 2023 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2023.

NOTE 18 — RELATED PARTY TRANSACTIONS

We plan to adopt an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the financial years ended December 31, 2022 and 2023, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Singapore law.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 18 — RELATED PARTY TRANSACTIONS (cont.)

The amounts due from related party consisted of the following:

Name of related party	Relationship	Nature	As of December 31,
			2022	2023
			USD’000	USD’000
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	1,411	—

The amounts due to related parties consisted of the following:

Name of related party	Relationship	Nature	As of December 31,
			2022	2023
			USD’000	USD’000
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	175	—
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Dividend payable, unsecured, interest-free and repayable on demand	—	8,245

The following represents the other significant related party transactions that occurred in the financial years ended December 31, 2022 and 2023.

Name of related party	Relationship	Nature	Year ended December 31,
			2022	2023
			USD’000	USD’000
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	—	(175)
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Dividend paid	—	(1,500)

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 18 — RELATED PARTY TRANSACTIONS (cont.)

Name of related party	Relationship	Nature	Year ended December 31,
			2022	2023
			USD’000	USD’000
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	—	6
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	—	(87)

Post December 31, 2023 Transactions

Loan from Mega Origin Holdings Limited

On January 1, 2024, Delixy Energy entered into a loan agreement with Mega Origin. The loan quantum is US$5,000,000 with simple annual interests charged at 3.5% per annum. The loan is for a period of two years and not repayable upon demand, save upon the request by Delixy Energy, whichever earlier.

Dividend declared to Mega Origin Holdings Limited

On May 28, 2024, Delixy Energy declared a dividend of US$1.00 per share. The dividend amount of US$1,000,000 was recorded as distributed and payable to Mega Origin.

Sale of Property to Wisecome Oil Pte. Ltd.

To rationalize the operations of our Group in anticipation of our listing, on June 28, 2024, Delixy sold a property at 883 North Bridge Road #04-01, Southbank, Singapore 198785 (the “Property”) to Wisecome Oil Pte. Ltd. for a consideration of S$1,300,000 pursuant to a sale and purchase agreement dated June 28, 2024.

The consideration for the disposal of the Property was based on the fair value of the Property as determined by an external, independent and qualified valuer undertaken on May 8, 2024.

NOTE 19 — CONCENTRATIONS AND RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 19 — CONCENTRATIONS AND RISK (cont.)

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	Financial Years ended December 31,
	2022		2023
	US$’000		US$’000
Customer A	68,192		122,289
Customer B	174,245		N/A	(i)
Customer C	48,666		N/A	(i)
Customer D	N/A	(i)	57,486
Customer E	N/A	(i)	72,295

____________

(i)      Revenue from the relevant customer was less than 10% of the Company’s total revenue for the respective year.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	Financial Years ended December 31,
	2022	2023
	US$’000	US$’000
Customer B	803	N/A	(ii)
Customer E	N/A (ii)	713
Customer F	2,622	N/A	(ii)

____________

(ii)     Accounts receivable from relevant customers was less than 10% of the Company’s total accounts receivable for the respective year.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	Financial Years ended December 31,
	2022		2023
	US$’000		US$’000
Supplier A	234,957		N/A	(iii)
Supplier B	33,123		N/A	(iii)
Supplier C	N/A	(iii)	33,968
Supplier D	N/A	(iii)	55,416
Supplier E	N/A	(iii)	128,500
Supplier F	N/A	(iii)	64,720

____________

(iii)    Purchase from relevant suppliers was less than 10% of the Company’s total purchase for the respective year.

The Company is exposed to the following concentrations of risk:

(a)     Major customers

The Company does not have any significant concentrations of risk related to major customers. Given the dynamic nature of the business, the customers change frequently. Therefore, we do not anticipate this fluctuation in customer numbers to pose a significant risk to the business.

(b)    Major suppliers

The Company does not have any significant concentrations of risk related to major suppliers. Given the dynamic nature of the business, the customers change frequently. Therefore, we do not anticipate this fluctuation in customer numbers to pose a significant risk to the business.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022 AND 2023

NOTE 19 — CONCENTRATIONS AND RISK (cont.)

(c)     Credit risk

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

(d)    Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from lease liabilities. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2022 and 2023, the lease liabilities were at fixed interest rates.

(e)     Exchange rate risk

The Company has transactional currency exposures arising from trade and accounts receivable, derivative financial instruments, cash and cash equivalents, lease liabilities and accrued liabilities that are denominated in currencies other than the functional currency of the Company, primarily Chinese Renminbi (“RMB”) and Singapore Dollar (“SGD”).

(f)     Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

NOTE 20 — COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2022 and 2023, the Company has no material commitments or contingencies.

NOTE 21 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2023, up through the date the Company issued the audited consolidated financial statements.

Please refer to the disclosures in Note 18 — Related Party Transactions for certain subsequent events that occurred after December 31, 2023, such as the loan from Mega Origin Holdings Limited, dividend declared to Mega Origin Holdings Limited and sale of property to Wisecome Oil Pte. Ltd.

Save for the above, the Company did not have any material subsequent events other than disclosed above.

Delixy Holdings Limited

Ordinary Shares

Bancroft Capital, LLC

Prospectus dated [•], 2024

Until [•], 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

Cayman Islands’ laws do not prohibit or restrict a company from indemnifying its directors and officers against personal liability for any loss they may incur arising out of the Company’s business, except to the extent such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The indemnity extends only to liability for their own negligence and breach of duty other than breaches of fiduciary duty and not where there is evidence of dishonesty, willful default or fraud.

Our Amended Memorandum and Articles of Association permits, to the fullest extent permissible under Cayman Islands law, indemnification of our Executive Officers and Directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by them, other than by reason of their own dishonesty, willful default or fraud, in connection with the execution or discharge of their duties, powers, authorities or discretion as Directors or Executive Officers of our Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by them in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

We intend to enter into indemnification agreements with each of our Directors and Executive Officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the Cayman Islands courts have declined to grant relief.

The form of underwriting agreement to be filed as Exhibit [•] to this registration statement will also provide for indemnification of us and our Executive Officers and Directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, Executive Officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

On May 16, 2024, our Company was incorporated in the Cayman Islands and the one initial share held by Conyers Corporate Services (Cayman) Limited was transferred to Mr. Xie for cash at par. Per the reorganization to be executed on [•], 2024, Mr. Xie will transfer [18.62]%, [4.90]%, [4.90]%, [4.90]% and [3.34]% of his shares to Novel Majestic, Cosmic Magnet, Dragon Circle, Rosywood Holdings and Golden Legend respectively. On [•], 2024, Mr. Xie will transfer his [63.34]% interest in our Company to his wholly-owned company, Mega Origin, for cash at par. On [•], 2024, Mega Origin will transfer its entire equity interest in Delixy to us in consideration of our allotment and issue to it of one share credited as fully paid.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)     Exhibits

See “Exhibit Index” beginning on page II-4 of this registration statement.

(b)    Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the data is shown in the financial statements or notes thereto.

ITEM 9.    UNDERTAKINGS

(a)     The undersigned Registrant hereby undertakes:

1.      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, unless the information required to be included in a post-effective amendment by paragraphs (i), (ii) and (iii) below is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of a prospectus filed pursuant to Rule 424(b) that is part of the registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.      That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.      To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933, as amended, need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5.      That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser;

(i)     Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6.      That, for the purpose of determining liability of a registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of an undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned registrant or used or referred to by an undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about an undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by an undersigned registrant to the purchaser.

7.      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	Description of document
1.1**	Form of Underwriting Agreement
3.1**	Amended and Restated Memorandum of Association and Form of Amended and Restated Articles of Association of the Registrant
5.1**	Opinion of Conyers Dill & Pearman regarding the validity of Ordinary Shares being registered
8.1**	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1**	Employment Agreement between the Registrant and Mr. Xie, Dongjian
10.2**	Employment Agreement between the Registrant and Ms. Chu, Tianshu
10.3**	Employment Agreement between the Registrant and Ms. Yao, Yuan
10.4**	Independent Director Offer Letter between [•] Limited and Mr. Lay Shi Wei
10.5**	Independent Director Offer Letter between [•] Limited and Mr. Yap Beng Tat, Richard
10.6**	Independent Director Offer Letter between [•] Limited and Mr. Wang Jinxiao
10.7**	Delixy Equity Incentive Plan
10.8*	Form of Purchase Agreement for crude oil and oil-based products between the Registrant and the supplier
10.9*	Form of Sale Agreement for crude oil and oil-based products between the Registrant and the customer
14.1**	Code of Ethics of the Registrant
14.2**	Insider Trading Policy of the Registrant
14.3**	Executive Compensation Recovery Policy
21.1**	List of Subsidiaries of the Registrant
23.1**	Consent of OneStop Assurance PAC
23.2**	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.3**	Consent of Mr. Lay Shi Wei as an independent director nominee
23.4**	Consent of Mr. Yap Beng Tat, Richard as an independent director nominee
23.5**	Consent of Mr. Wang Jinxiao as an independent director nominee
23.6**	Consent of Bird & Bird ATMD LLP
24.1**	Form of Power of Attorney (included on signature pages)
99.1**	Audit Committee Charter
99.2**	Compensation Committee Charter
99.3**	Nomination Committee Charter
99.4**	Opinion of Bird & Bird ATMD LLP regarding Singapore legal matters
99.5**	Consent of Frost & Sullivan
107**	Filing Fee Table

____________

*        Filed herewith

**      To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on [•], 2024.

DELIXY HOLDINGS LIMITED
By:
Name:	Dongjian Xie
Title:	Executive Chairman, Chief Executive Officer and Executive Director

POWER OF ATTORNEY

We, the undersigned Directors and Executive Officers of Delixy Holdings Limited and its subsidiaries hereby severally constitute and appoint [•] , singly (with full power to act alone), our true and lawful attorney-in-fact and agent with full power of substitution and resubstitution in him for him and in his name, place and stead, and in any and all capacities, to sign this Registration Statement on Form F-1 and any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and him, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Name and Title	Date
Executive Chairman, Chief Executive Officer and Executive Director
Mr. Xie, Dongjian	(Principal Executive Officer)

Executive Director and Chief Financial Officer
Ms. Chu, Tianshu	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in New York, NY, United States of America on [•], 2024.

AUTHORIZED U.S. REPRESENTATIVE
By:
Name:
Title:

RESALE PROSPECTUS ALTERNATE PAGE

Delixy Holdings Limited

PRELIMINARY PROSPECTUS

Through and including [•], 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, dated [•], 2024

Delixy Holdings Limited

[•] Ordinary Shares

This prospectus relates to the resale of [•] Ordinary Shares held by Cosmic Magnet, Rosywood Holdings and Golden Legend Ventures Limited (collectively the “Resale Shareholders”). We will not receive any of the proceeds from the sale of Ordinary Shares by the Resale Shareholders.

No shares may be sold by the Resale Shareholders until the initial public offering is completed and our Ordinary Shares are listed or quoted on an established public trading market. The Resale Shareholders will be offering the Ordinary Shares pursuant to this prospectus at market prices. The distribution of securities offered hereby may be effected in one or more transactions that may take place in ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Resale Shareholders. No sales of the shares covered by this prospectus shall occur until the Ordinary Shares sold in our initial public offering begin trading on the Nasdaq Capital Market.

On [•], 2024, a registration statement under the Securities Act with respect to our initial public offering of Ordinary Shares was declared effective by the Securities and Exchange Commission. We received approximately US$[•] in net proceeds from the offering after payment of underwriting discounts and commissions and estimated expenses of the offering.

Concurrent with our initial public offering, our Ordinary Shares were listed on the Nasdaq Capital Market under the symbol “DLXY”.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and we have elected to comply with certain reduced public company reporting requirements.

An investment in our Ordinary Shares involves significant risks. You should carefully consider the risk factors beginning on page 9 of this prospectus before you make your decision to invest in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see Implications of Being an Emerging Growth Company and Implications of Being a Foreign Private Issuer beginning on page 5 and page 6 of this prospectus for more information.

We are a holding company that is incorporated in the Cayman Islands as an exempted company. As a holding company with no operations, we conduct all of our operations through our indirect wholly-owned subsidiary, Delixy Energy Pte. Ltd, in Singapore. The Ordinary Shares offered in this offering are shares of the holding company that is incorporated in the Cayman Islands as an exempted company.

Investors of our Ordinary Shares should be aware that they do not directly hold equity interests in Delixy Energy Pte. Ltd., but rather are purchasing equity solely in Delixy Holdings Limited, the Cayman Islands holding company, which indirectly owns 100.0% equity interests in Delixy Energy Pte. Ltd.

Upon completion of this offering, our issued and outstanding shares will consist of [•] Ordinary Shares. We will be a “controlled company” as defined under Nasdaq Capital Market Marketplace Rule 5615(c) because, immediately after the completion of this offering, Mr. Xie, Dongjian will, through his wholly-owned company Mega Origin Holdings Limited, control [•] Ordinary Shares representing approximately [•]% of the voting power of our issued and outstanding Ordinary Shares. As a result, this concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may have anti-takeover effects and may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a controlled company, we may be eligible for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market listing rules, including (i) the requirement that a majority of our Board of Directors must be independent Directors, (ii) the requirement that our Director nominees must be selected or recommended solely by independent Directors, and (iii) the requirement that we have a corporate governance and nominating committee that is composed entirely of independent Directors with a written charter addressing the committee’s purpose and responsibilities. We do not intend to rely on these exemptions applicable to a “controlled company” and will instead rely on the exemptions provided to foreign private issuers to be exempt from the corporate governance requirements of the Nasdaq Capital Market listing rules. However, in the event we cease to be a foreign private issuer, we intend to rely on these exemptions applicable to a “controlled company”.

The date of this prospectus is [•], 2024

[RESALE PROSPECTUS ALTERNATE PAGE]

Until ______, 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

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THE OFFERING

Ordinary Shares being offered	In aggregate [•] Ordinary Shares (as to [•] Ordinary Shares by Cosmic Magnet, [•] Ordinary Shares by Rosywood Holdings and [•] Ordinary Shares by Golden Legend Ventures Limited)
Ordinary Shares outstanding after this offering	[•] Ordinary Shares, assuming the issuance and sale of [•] Ordinary Shares pursuant to the Public Offering Prospectus filed contemporaneously herewith.
Use of proceeds	We will not receive any proceeds from the sale of Ordinary Shares held by the Resale Shareholders being registered in this prospectus.
Proposed Trading Symbol	DLXY
Risk factors

An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares.

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USE OF PROCEEDS

The Resale Shareholders will receive all of the proceeds from any sales of the Ordinary Shares offered hereby. However, we will incur expenses in connection with the registration of our Ordinary Shares offered hereby.

RESALE SHAREHOLDERS

The Ordinary Shares being offered by Cosmic Magnet were issued to it on [•], 2024. The natural person with voting and/or dispositive control over the shares of the Company held by Cosmic Magnet is Tan Siok Sing. We are registering [•] Ordinary Shares for them in order to permit them to offer the Ordinary Shares for resale from time to time. The Ordinary Shares registered for sale by Cosmic Magnet is subject to a lock up such that for a period 30 days following the closing of the Company’s initial public offering, they may not offer, sell, pledge or otherwise dispose of their Ordinary Shares without the prior written consent of the Representative. Neither Cosmic Magnet nor the persons who have control over it has had, within the past three years, any material relationship with the Company or any of its predecessors or affilitates.

The Ordinary Shares being offered by Rosywood Holdings were issued to it on [•], 2024. The natural person with voting and/or dispositve control over the shares of the Company held by Rosywood Holdings is Wu Ke’Er. We are registering [•] Ordinary Shares for them in order to permit them to offer the Ordinary Shares for resale from time to time. The Ordinary Shares registered for sale by Rosywood Holdings is subject to a lock up such that for a period 30 days following the closing of the Company’s initial public offering, they may not offer, sell, pledge or otherwise dispose of their Ordinary Shares without the prior written consent of the Representative. Neither Rosywood Holdings nor the persons who have control over it has had, within the past three years, any material relationship with the Company or any of its predecessors or affiliates.

The Ordinary Shares being offered by Golden Legend Ventures Limited were issued to it on [•], 2024. The natural person with voting and/or dispositive control over the shares of the Company held by Golden Legend Ventures Limited is Chor Chung Heong. We are registering [•] Ordinary Shares for them in order to permit them to offer the Ordinary Shares for resale from time to time. The Ordinary Shares registered for sale by Golden Legend Ventures Limited is subject to a lock up such that for a period 30 days following the closing of the Company’s initial public offering, they may not offer, sell, pledge or otherwise dispose of their Ordinary Shares without the prior written consent of the Representative. Neither Golden Legend Ventures Limited nor the persons who have control over it has had, within the past three years, any material relationship with the Company or any of its predecessors or affiliates.

This prospectus and any prospectus supplement will only permit the Resale Shareholders to sell the number of Ordinary Shares identified in the column “Number of Ordinary Shares to be Sold.” The Ordinary Shares issued to the Resale Shareholders are “restricted” securities under applicable U.S. federal and state securities laws and are being registered to provide the Resale Shareholders the opportunity to sell those Ordinary Shares.

The following table sets forth the name of the Resale Shareholders who are offering the Ordinary Shares for resale by this prospectus, the number and percentage of Ordinary Shares beneficially owned by them, the number of Ordinary Shares that may be offered for resale by this prospectus and the number and percentage of Ordinary Shares they will own after the offering. The information appearing in the table below is based on information provided by or on behalf of the Resale Shareholders. We will not receive any proceeds from the resale of the Ordinary Shares by the Resale Shareholders. The Resale Shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Resale Shareholder	Ordinary Shares Beneficially Owned Prior to Offering	Percentage Ownership Prior to Offering(1)		Number of Ordinary Shares to be Sold	Number of Ordinary Shares Owned After Offering(2)	Percentage Ownership After Offering
Cosmic Magnet Limited	[•]	[•]	%	[•]	[•]	[•]	%
Rosywood Holdings Limited	[•]	[•]	%	[•]	[•]	[•]	%
Golden Legend Ventures Limited	[•]	[•]	%	[•]	[•]	[•]	%

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(1)      Based on [•] Ordinary Shares issued and outstanding prior to completion of the Company’s initial public offering.

(2)      Since we do not have the ability to control how many, if any, of the shares the Resale Shareholders will sell, we have assumed that they will sell all of the shares offered herein for purposes of determining how many shares they will own after the offering and their percentage of ownership following the offering.

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PLAN OF DISTRIBUTION

Subject to the lock up/leak out conditions set out below, Cosmic Magnet Limited, Rosywood Holdings Limited and Golden Legend Ventures Limited and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their Ordinary Shares covered hereby on the Nasdaq Capital Market on which the Ordinary Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. They may use any one or more of the following methods when selling its Ordinary Shares:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        settlement of short sales;

•        in transactions through broker-dealers that agree with the Resale Shareholders to sell a specified number of such securities at a stipulated price per security;

•        through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•        a combination of any such methods of sale; or

•        any other method permitted pursuant to applicable law.

The Resale Shareholders may also sell its Ordinary Shares under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Resale Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Resale Shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the Ordinary Shares or interests therein, The Resale Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Ordinary Shares in the course of hedging the positions they assume. The Resale Shareholders may also sell Ordinary Shares short and deliver these shares to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. The Resale Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Ordinary Shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Resale Shareholders and any broker-dealers or agents that are involved in selling the Ordinary Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Ordinary Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Resale Shareholders have informed the Company that none of them have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Ordinary Shares.

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All of our Resale Shareholders, including Cosmic Magnet Limited, Rosywood Holdings Limited and Golden Legend Limited, have agreed to a lock up period for its Resale Shares. For a period of 30 days following the closing of this offering, Cosmic Magnet Limited, Rosywood Holdings Limited and Golden Legend Limited may not offer, sell, pledge or otherwise dispose of any of their Shares without the prior written consent of the Representative.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the Ordinary Shares.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the Ordinary Shares may be resold by The Resale Shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect; or (ii) all of the Ordinary Shares held by The Resale Shareholders have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The Ordinary Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Ordinary Shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Ordinary Shares may not simultaneously engage in market making activities with respect to the Ordinary Shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, The Resale Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Ordinary Shares by The Resale Shareholders or any other person. We will make copies of this prospectus available to The Resale Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

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LEGAL MATTERS

The validity of the Ordinary Shares being offered by this prospectus will be passed upon for us by Conyers Dill & Pearman.

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